UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 12, 2016

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2016

CONTENTS

Interim Consolidated Statement of Financial Position
Interim Consolidated Statement of Income by Function
Interim Consolidated Statement of Comprehensive Income
Interim Consolidated Statement of Changes in Equity
Interim Consolidated Statement of Cash Flows - Direct Method
Notes to Interim the Consolidated Financial Statements

CLP	-	CHILEAN PESO
ARS	-	ARGENTINE PESO
US$	-	united states dollar
THUS$	-	THOUSANDS OF UNITED STATES DOLLARS
COP	-	COLOMBIAN PESO
brl/R$	-	braZILIAN REAL
thr$	-	Thousands of Brazilian reaL
MXN	-	MEXICAN PESO
VEF	-	STRONG Bolivar

Contents of the notes to the interim consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS
		As of	As of
		March 31,	December 31,
	Note	2016	2015
		ThUS$	ThUS$
		Unaudited
Current assets
Cash and cash equivalents	6 - 7	768,000	753,497
Other financial assets	7 - 11	604,751	651,348
Other non-financial assets	12	275,583	330,016
Trade and other accounts receivable	7 - 8	815,150	796,974
Accounts receivable from related entities	7 - 9	228	183
Inventories	10	229,522	224,908
Tax assets	17	66,850	64,015

Total current assets other than non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners		2,760,084	2,820,941
Non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners		2,007	1,960

Total current assets		2,762,091	2,822,901
Non-current assets
Other financial assets	7 - 11	103,073	89,458
Other non-financial assets	12	309,759	235,463
Accounts receivable	7 - 8	7,014	10,715
Intangible assets other than goodwill	14	1,443,519	1,321,425
Goodwill	15	2,493,114	2,280,575
Property, plant and equipment	16	11,116,714	10,938,657
Tax assets	17	25,629	25,629
Deferred tax assets	17	370,934	376,595
Total non-current assets		15,869,756	15,278,517
Total assets		18,631,847	18,101,418

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY
		As of	As of
		March 31,	December 31,
LIABILITIES	Note	2016	2015
		ThUS$	ThUS$
		Unaudited
Current liabilities
Other financial liabilities	7 - 18	1,641,563	1,644,235
Trade and other accounts payables	7 - 19	1,452,837	1,483,957
Accounts payable to related entities	7 - 9	472	447
Other provisions	20	2,400	2,922
Tax liabilities	17	25,799	19,378
Other non-financial liabilities	21	2,468,489	2,490,033
Total current liabilities		5,591,560	5,640,972
Non-current liabilities
Other financial liabilities	7 - 18	7,687,404	7,532,385
Accounts payable	7 - 23	410,418	417,050
Other provisions	20	464,114	424,497
Deferred tax liabilities	17	857,139	811,565
Employee benefits	22	71,465	65,271
Other non-financial liabilities	21	273,017	272,130
Total non-current liabilities		9,763,557	9,522,898
Total liabilities		15,355,117	15,163,870

EQUITY
Share capital	24	2,545,705	2,545,705
Retained earnings	24	389,241	317,950
Treasury Shares	24	(178)	(178)
Other reserves		256,380	(6,942)
Parent's ownership interest		3,191,148	2,856,535
Non-controlling interest	13	85,582	81,013
Total equity		3,276,730	2,937,548
Total liabilities and equity		18,631,847	18,101,418

The accompanying Notes 1 to 35 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

		For the period ended
		March 31,
	Note	2016	2015
		ThUS$	ThUS$
		Unaudited
Revenue	25	2,234,257	2,693,849
Cost of sales		(1,661,474)	(2,037,285)
Gross margin		572,783	656,564
Other income	27	93,360	97,293
Distribution costs		(175,707)	(220,623)
Administrative expenses		(181,831)	(250,004)
Other expenses		(89,524)	(56,326)
Other gains/(losses)		3,565	6,214
Income from operation activities		222,646	233,118
Financial income		10,864	18,490
Financial costs	26	(103,049)	(95,333)
Foreign exchange gains/(losses)	28	67,898	(204,577)
Result of indexation units		-	474
Income (loss) before taxes		198,359	(47,828)
Income (loss) tax expense / benefit	17	(82,327)	23,553
NET INCOME (LOSS) FOR THE PERIOD		116,032	(24,275)
Income (loss) attributable to owners of the parent		102,208	(39,947)
Income (loss) attributable to non-controlling interest	13	13,824	15,672

Net income (loss) for the year		116,032	(24,275)
EARNINGS PER SHARE
Basic earnings (losses) per share (US$)	29	0.18735	(0.07322)
Diluted earnings (losses) per share (US$)	29	0.18735	(0.07322)

The accompanying Notes 1 to 35 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the period ended
		March 31,
	Note	2016	2015
		ThUS$	ThUS$
		Unaudited
NET INCOME (LOSS)		116,032	(24,275)
Components of other comprehensive income that will not be reclassified to income before taxes
Other comprehensive income, before taxes, gains (losses) by new measurements on defined benefit plans	24	(1,573)	-
Total other comprehensive income that will not be reclassified to income before taxes		(1,573)	-
Components of other comprehensive income that will be reclassified to income before taxes
Currency translation differences
Gains (losses) on currency translation, before tax	28	244,976	(726,740)
Other comprehensive income, before taxes, currency translation differences		244,976	(726,740)
Cash flow hedges
Gains (losses) on cash flow hedges before taxes	18	27,974	83,263
Other comprehensive income (losses), before taxes, cash flow hedges		27,974	83,263
Total other comprehensive income that will be reclassified to income before taxes		272,950	(643,477)
Other components of other comprehensive income (loss), before taxes		271,377	(643,477)
Income tax relating to other comprehensive income that will not be reclassified to income
Income tax relating to new measurements on defined benefit plans	17	413	-
Accumulate income tax relating to other comprehensive income that will not be reclassified to income		413	-
Income tax relating to other comprehensive income that will be reclassified to income
Income tax related to cash flow hedges in other comprehensive income		(7,711)	(21,366)
Income taxes related to components of other comprehensive income that will be reclassified to income		(7,711)	(21,366)
Total Other comprehensive income		264,079	(664,843)
Total comprehensive income (loss)		380,111	(689,118)
Comprehensive income (loss) attributable to owners of the parent		364,361	(687,176)
Comprehensive income (loss) attributable to non-controlling interests		15,750	(1,942)
TOTAL COMPREHENSIVE INCOME (LOSS)		380,111	(689,118)

The accompanying Notes 1 to 35 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
						Actuarial gains or
				Currency	Cash flow	losses on defined	Shares based	Other	Total		Parent's	Non-
		Share	Treasury	translation	hedging	benefit plans	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $

Equity as of January 1, 2016		2,545,705	(178)	(2,576,041)	(90,510)	(10,717)	35,647	2,634,679	(6,942)	317,950	2,856,535	81,013	2,937,548
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	24	-	-	-	-	-	-	-	-	102,208	102,208	13,824	116,032
Other comprehensive income		-	-	243,384	19,929	(1,160)	-		262,153	-	262,153	1,926	264,079
Total comprehensive income		-	-	243,384	19,929	(1,160)	-	-	262,153	102,208	364,361	15,750	380,111
Transactions with shareholders
Dividens	28	-	-	-	-	-	-	-	-	(30,662)	(30,662)	-	(30,662)
Increase (decrease) through transfers and other changes, equity	24-33	-	-	-	-	-	829	340	1,169	(255)	914	(11,181)	(10,267)
Total transactions with shareholders		-	-	-	-	-	829	340	1,169	(30,917)	(29,748)	(11,181)	(40,929)

Closing balance as of March 31, 2016 (Unaudited)		2,545,705	(178)	(2,332,657)	(70,581)	(11,877)	36,476	2,635,019	256,380	389,241	3,191,148	85,582	3,276,730

The accompanying Notes 1 to 35 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
				Currency	Cash flow	Shares based	Other	Total		Parent's	Non-
		Share	Treasury	translation	hedging	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $

Equity as of January 1, 2015		2,545,705	(178)	(1,193,871)	(151,340)	29,642	2,635,748	1,320,179	536,190	4,401,896	101,799	4,503,695
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	24	-	-	-	-	-	-	-	(39,947)	(39,947)	15,672	(24,275)
Other comprehensive income		-	-	(709,950)	62,721	-	-	(647,229)	-	(647,229)	(17,614)	(664,843)
Total comprehensive income		-	-	(709,950)	62,721	-	-	(647,229)	(39,947)	(687,176)	(1,942)	(689,118)
Transactions with shareholders
Increase (decrease) through transfers and other changes, equity	24-33	-	-	-	-	2,128	1,928	4,056	528	4,584	(9,403)	(4,819)
Total transactions with shareholders		-	-	-	-	2,128	1,928	4,056	528	4,584	(9,403)	(4,819)

Closing balance as of March 31, 2015 (Unaudited)		2,545,705	(178)	(1,903,821)	(88,619)	31,770	2,637,676	677,006	496,771	3,719,304	90,454	3,809,758

The accompanying Notes 1 to 35 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

		For the periods ended
		March 31,
	Note	2016	2015
		ThUS$	ThUS$
		Unaudited
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		2,388,275	2,961,149
Other cash receipts from operating activities		12,603	23,622
Payments for operating activities
Payments to suppliers for goods and services		(1,665,245)	(1,778,734)
Payments to and on behalf of employees		(581,052)	(638,808)
Other payments for operating activities		(44,508)	(73,264)
Interest received		9,420	5,975
Income taxes refunded (paid)		(12,016)	(13,586)
Other cash inflows (outflows)	6	(32,346)	(123,659)
Net cash flows from operating activities		75,131	362,695
Cash flows used in investing activities
Other cash receipts from sales of equity or debt instruments of other entities		755,473	143,825
Other payments to acquire equity or debt instruments of other entities		(664,564)	(26,241)
Amounts raised from sale of property, plant and equipment		12,406	5,254
Purchases of property, plant and equipment		(290,082)	(297,008)
Amounts raised from sale of intangible assets		-	17
Purchases of intangible assets		(13,180)	(2,402)
Other cash inflows (outflows)	6	(3,423)	3,800
Net cash flow from (used in) investing activities		(203,370)	(172,755)
Cash flows from (used in) financing activities
Amounts raised from long-term loans		607,590	129,299
Amounts raised from short-term loans		120,000	14,990
Loans repayments		(405,779)	(164,563)
Payments of finance lease liabilities		(90,268)	(76,312)
Dividends paid		(13,875)	(9,419)
Interest paid		(73,255)	(75,100)
Other cash inflows (outflows)	6	(82,859)	41,311
Net cash flows from (used in) financing activities		61,554	(139,794)
Net increase (decrease) in cash and cash equivalents before effect of exchanges rate change		(66,685)	50,146
Effects of variation in the exchange rate on cash and cash equivalents		81,188	(80,382)
Net increase (decrease) in cash and cash equivalents		14,503	(30,236)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6	753,497	989,396
CASH AND CASH EQUIVALENTS AT END OF PERIOD	6	768,000	959,160

The accompanying Notes 1 to 35 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 (UNAUDITED)

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (the “Company”) is a public company registered with the Chilean Superintendency of Securities and Insurance (SVS), under No.306, whose shares are quoted in Chile on the Stock Brokers - Stock Exchange (Valparaíso) - the Chilean Electronic Stock Exchange and the Santiago Stock Exchange; it is also quoted in the United States of America on the New York Stock Exchange (“NYSE”) in New York in the form of American Depositary Receipts (“ADRs”) and in Brazil BM & FBOVESPA S.A. – Stock Exchange, Mercadorias e Futuros, in the form of Brazilian Depositary Receipts (“BDRs”).

Its principal business is passenger and cargo air transportation, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil and in a developed series of regional and international routes in America, Europe and Oceania. These businesses are performed directly or through its subsidiaries in different countries. In addition, the Company has subsidiaries operating in the freight business in Mexico, Brazil and Colombia.

The Company is located in Santiago, Chile, at Avenida Américo Vespucio Sur No. 901, commune of Renca.

Corporate Governance practices of the Company are set in accordance with Securities Market Law the Corporations Law and its regulations, and the regulations of the SVS and the laws and regulations of the United States of America and the U.S. Securities and Exchange Commission (“SEC”) of that country, with respect to the issuance of ADRs, and the Federal Republic of Brazil and the Comissão de Valores Mobiliarios (“CVM”) of that country, as it pertains to the issuance of BDRs.

On February 2, 2016, LATAM received the approval by CVM for a discontinuation of Brazilian LATAM depositary receipts-BDRS level III ("BDRs"), supported by common shares of the company and, consequently, our registration of the foreign issuer.

The Board of the Company is composed of nine members who are elected every two years by the ordinary shareholders' meeting. The Board meets in regular monthly sessions and in extraordinary sessions as the corporate needs demand. Of the nine board members, three form part of its Directors’ Committee which fulfills both the role foreseen in the Corporations Law and the functions of the Audit Committee required by the Sarbanes Oxley Law of the United States of America and the respective regulations of the SEC.

The majority shareholder of the Company is the Cueto Group, which through Costa Verde Aeronáutica S.A., Costa Verde Aeronáutica SpA, Inversiones Nueva Costa Verde Aeronáutica Limitada, Inversiones Priesca Dos y Cía. Ltda., Inversiones Caravia Dos y Cía. Ltda., Inversiones El Fano Dos y Cía. Ltda., Inversiones La Espasa Dos S.A., Inversiones Puerto Claro Dos Limitada, Inversiones La Espasa Dos y Cía. Ltda., Inversiones Puerto Claro Dos y Cía. Limitada and Inversiones Mineras del Cantábrico S.A. owns 25.00% of the shares issued by the Company, and therefore is the controlling shareholder of the Company in accordance with the provisions of the letter b) of Article 97 and Article 99 of the Securities Market Law, given that there is a decisive influence on its administration.

As of March 31, 2016, the Company had a total of 1,531 registered shareholders. At that date approximately 4.52 % of the Company’s share capital was in the form of ADRs and approximately 0.44% in the form of BDRs.

For the period ended March 31, 2016, the Company had an average of 51,417 employees, ending this period with a total of 49,888 employees, spread over 9,139 Administrative employees, 5,906 in Maintenance, 16,616 in Operations, 9,293 in Cabin Crew, 4,025 in Controls Crew, and 4,909 in Sales.

The main subsidiaries included in these consolidated financial statements are as follows:

a)	Participation rate

				As March 31, 2016			As December 31, 2015
		Country	Functional
Tax No .	Company	of origin	Currency	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%

96.518.860-6	Lantours Division Servicios Terrestres S.A. and Subsidary	Chile	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
96.763.900-1	Inmobiliaria Aeronáutica S.A.	Chile	US$	99.0100	0.9900	100.0000	99.0100	0.9900	100.0000
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000
Foreign	Lan Perú S.A.	Peru	US$	49.0000	21.0000	70.0000	49.0000	21.0000	70.0000
Foreign	Lan Chile Investments Limited and Subsidiary	Cayman Insland	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8939	0.0041	99.8980	99.8939	0.0041	99.8980
Foreign	Connecta Corporation	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidary	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Trans porte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Aircraft International Leasing Limited	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Lan Cargo Overseas Limited and Subsidiaries	Bahamas	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidary	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A. and Subsidiaries	Chile	US$	99.7100	0.2900	100.0000	99.7100	0.2900	100.0000
59.068.920-3	Technical Trainning LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000
Foreign	TAM S.A. and Subsidiaries (*)	Brazil	BRL	63.0901	36.9099	100.0000	63.0901	36.9099	100.0000

(*)	As of March 31, 2016, indirect ownership participation on TAM S.A and subsidiaries is from Holdco I S.A., LATAM is entitled to 99,9983% of the economic rights in TAM. Additionally LATAM Airlines owns 226 voting shares, equivalent as of 19,42% of total of voting shares. Additionally on March 29, 2016, LATAM Airlines Group S.A. has changed 675 series B shares by 675 series A shares, according to the provisional measure No. 714 of the Brazilian government.

Thus LATAM Airlines Group S.A. is owns 901 shares with voting rights of Holdco I S.A., equivalent to 49% of total shares with voting rights of that company.

2

b)	Statement of financial position

		Statement of financial position						Net Income
								For the periods ended
		As of March 31, 2015			As of December 31, 2015			December 31,
								2016	2015
Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Gain/(loss)
		ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $

96.518.860-6	Lantours Division Servicios Terrestres S.A.and Subsidary	3,244	2,242	1,002	5,613	5,522	91	911	737
96.763.900-1	Inmobiliaria Aeronáutica S.A.	39,112	14,292	24,820	39,302	14,832	24,470	350	798
96.969.680-0	Lan Pax Group S.A.and Subsidiaries(*)	451,259	963,377	(503,987)	519,588	1,049,232	(521,907)	14,613	9,677
Foreign	Lan Perú S.A.	286,827	260,349	26,478	255,691	240,938	14,753	131,117	15,058
Foreign	Lan Chile Investments Limited and Subsidiary(*)	2,015	13	2,002	2,015	13	2,002	-	-
93.383.000-4	Lan Cargo S.A.	464,454	211,489	252,965	483,033	217,037	265,966	(13,053)	(12,563)
Foreign	Connecta Corporation	34,408	33,606	802	37,070	38,298	(1,228)	2,030	1,345
Foreign	Prime Airport Services Inc.and Subsidary	7,222	11,991	(4,769)	6,683	11,180	(4,497)	(272)	129
96.951.280-7	Transporte Aéreo S.A.	332,592	116,287	216,305	331,117	122,666	208,451	7,779	(1,129)
Foreign	Aircraft International Leasing Limited	-	4	(4)	-	4	(4)	-	(4)
96.631.520-2	Fast Air Almacenesde Carga S.A.	8,616	3,648	4,968	8,985	4,641	4,344	314	458
Foreign	Laser Cargo S.R.L.	23	58	(35)	27	39	(12)	-	(71)
Foreign	Lan Cargo Overseas Limited and Subsidiaries(*)	66,777	43,578	19,593	62,406	43,759	15,563	4,032	7,060
96.969.690-8	Lan Cargo Inversiones S.A.and Subsidary:	52,396	62,828	(9,526)	54,179	68,220	(12,601)	3,069	8,765
96.575.810-0	Inversiones Lan S.A.and Subsidiaries(*)	18,268	15,188	3,047	16,512	14,676	1,828	1,202	874
59.068.920-3	Technical Trainning LATAM S.A.	1,662	143	1,519	1,527	266	1,261	180	(213)
Foreign	TAMS.A.and Subsidiaries(*)(**)	4,892,799	4,342,867	475,545	4,711,316	4,199,223	437,953	20,620	(14,978)

(*)	The Equity reported corresponds to Equity attributable to owners of the parent, does not include Non-controlling interest.

Additionally, we have proceeded to consolidate the following special purpose entities: 1) JOL (Japanese Operating Lease) created in order to finance the purchase of certain aircraft; 2) Chercán Leasing Limited created to finance the pre-delivery payments on aircraft; 3) Guanay Finance Limited created to issue a bond collateralized with future credit card receivables; 4) Private investment funds and 5) Avoceta Leasing Limited created to finance the pre-delivery payments on aircraft. These companies have been consolidated as required by IFRS 10.

All the entities controlled have been included in the consolidation.

Changes in the scope of consolidation between January 1, 2015 and March 31, 2016, are detailed below:

(1)	Incorporation or acquisition of companies

-	On March 2016, Inversiones LAN S.A., subsidiary of LATAM Airlines Group S.A., acquired 1,119 shares of Aerovías de Integración Regional Aires S.A. a non-controlling shareholder, equivalent to 0.0215%, consequently, the indirect participation of LATAM Airlines Group S.A. increases to 99.12066%

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-	On January 2016 it was registered at the Public Registry of Commerce, the Increase in Share Capital and statutory modification for the purpose of creating a new class of shares of Lan Argentina S.A., subsidiary of Lan Pax Group S.A., for a total of 90,000,000 Class "C" shares registered non-endorsable and non-voting. Lan Pax Group S.A. participated in this capital increase, changing its ownership to 4.87%, consequently, the indirect participation of LATAM Airlines Group S.A. increases to 95.85660%

-	On October 2015, Rampas Airport Services S.A., subsidiary of Lan Pax Group S.A. increases its capital and paid in the amount of MUS $ 6,000 by issuing new shares, changing the property of the company as follows: Lan Pax Group S.A. increased its share to 99.99738%, Inversiones Lan S.A. decreased its stake to 0.00002% and Aerolane Líneas Aéreas Nacionales del Ecuador S.A. acquires stake for 0.0026%.

(2)	Dissolution of companies

-	In July 2015, the Company Ladeco Cargo S.A. subsidiary of Lan Cargo S.A. was dissolved.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.	Basis of Preparation

The interim consolidated financial statements of LATAM Airlines Group S.A. for the period ended March 31, 2016, have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (“IASB”) incorporated therein and with the interpretations issued by the International Financial Reporting Standards Interpretations Committee (IFRIC).

As October 17, 2014 the Chilean Superintendency of Securities and Insurance (SVS) issued Office Circular No. 956, introduced the restatement of assets and liabilities by deferred income taxes that occur as a direct effect of the First- Category Tax rate increase introduced by Law No. 20,780 (Tax reform) was held in equity and not as indicates the International Accounting Standards 12 (AS 12), and changed the framework for preparation and presentation of financial information adopted as of that date.

As referred on paragraph 4A of IFRS 1, The Company has decided apply IFRS retrospective, according to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, as if it had never stopped applying those IFRS.

Whereas detailed in the previous paragraph does not modify any of the accounts set forth in the Statements of Financial Position as of March 31, 2016 and 2015, as neither as of December 31, 2015 and 2014, as expressed in paragraph 40A IAS 1 " Presentation of Financial Statements”, incorporate adjusted opening balance as January 1, 2015 is not necessary (third column).

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The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 shows the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements. These interim consolidated financial statements have been prepared under IAS 34.

In order to facilitate the comparison, there have been some minor reclassifications to the consolidated financial statements corresponding to the previous year.

(a)	Accounting pronouncements with implementation effective from January 1, 2016:

(i) Standards and amendments	Date of issue	Mandatory Application: Annual periods beginning on or after

Amendment to IFRS 11: Joint arrangements.	May 2014	01/01/2016

Amendment IAS 1: Presentation of Financial Statements.	December 2014	01/01/2016

Amendment to IFRS 10: Consolidated financial statements, IFRS 12: Disclosure of Interests in other entities and IAS 28: Investments in associates and joint ventures.	December 2014	01/01/2016

Amendment to IAS 16: Property, plant and equipment, and IAS 38: Intangible assets.	May 2014	01/01/2016

Amendment to IAS 27: Separate financial statements.	August 2014	01/01/2016

(ii) Improvements

Improvements to International Financial Reporting Standards (2012-2014 cycle): IFRS 5 Non-current assets held for sale and discontinued operations; IFRS 7 Financial instruments: Disclosures; IAS 19 Employee benefits and IAS 34 Interim financial reporting.	September 2014	01/01/2016

The application of standards, amendments, interpretations and improvements had no material impact on the consolidated financial statements of the Company.

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(b)            Accounting pronouncements not yet in force for financial years beginning on January 1, 2016 and which has not been effected early adoption

(i) Standards and amendments	Date of issue	Mandatory Application: Annual periods beginning on or after

Amendment to IAS 7: Statement of Cash Flows.	January 2016	01/01/2017

Amendment to IAS 12: Income Taxes.	January 2016	01/01/2017

IFRS 9: Financial instruments.	December 2009	01/01/2018

IFRS 15: Revenue from contracts with customers (1).	May 2014	01/01/2018

Amendment to IFRS 9: Financial instruments.	November 2013	01/01/2018

IFRS 16: Leases (2).	January 2016	01/01/2019

Amendment to IFRS 10: Consolidated financial statements and IAS 28 Investments in associates and joint ventures.	September 2014	To be determined

The Company’s management believes that the adoption of the standards, amendments and interpretations described above but not yet effective would not have had a significant impact on the Company’s consolidated financial statements in the year of their first application, except for IFRS 15 and IFRS 16, which are still under evaluation.

(1)	IFRS 15 Revenue from Contracts with Customers supersedes actual standard for revenue recognition that actually uses the Company, as IAS 18 Revenue and IFRIC 13 Customer Loyalty Programmes. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standards supersedes IFRS 15 supersedes, IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers; and SIC-31 Revenue - Barter Transactions Involving Advertising Services.

(2)	The IFRS 16 Leases add important changes in the accounting for lessees by introducing a similar treatment to financial leases for all operating leases with a term of more than 12 months. This mean, in general terms, that an asset should be recognized for the right to use the underlying leased assets and a liability representing its present value of payments associate to the agreement. Monthly leases payments will be replace by the asset depreciation and a financial cost in the income statement.

LATAM Airlines Group S.A. and subsidiaries are still assessing these standard to determinate the effect on their Financial Statements, covenants and other financial indicators.

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2.2.	Basis of Consolidation

(a)	Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible at the date of the consolidated financial statements are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled. The results and flows are incorporated from the date of acquisition.

Balances, transactions and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

To account for and identify the financial information to be revealed when carrying out a business combination, such as the acquisition of an entity by the Company, shall apply the acquisition method provided for in IFRS 3: Business combination.

(b)	Transactions with non-controlling interests

The Company applies the policy of considering transactions with non-controlling interests, when not related to loss of control, as equity transactions without an effect on income.

(c)	Sales of subsidiaries

When a subsidiary is sold and a percentage of participation is not retained, the Company derecognizes assets and liabilities of the subsidiary, the non-controlling and other components of equity related to the subsidiary. Any gain or loss resulting from the loss of control is recognized in the consolidated income statement in Other gains (losses).

If LATAM Airlines Group S.A. and Subsidiaries retain an ownership of participation in the sold subsidiary, and does not represent control, this is recognized at fair value on the date that control is lost, the amounts previously recognized in Other comprehensive income are accounted as if the Company had disposed directly from the assets and related liabilities, which can cause these amounts are reclassified to profit or loss. The percentage retained valued at fair value is subsequently accounted using the equity method.

(d)	Investees or associates

Investees or associates are all entities over which LATAM Airlines Group S.A. and Subsidiaries have significant influence but have no control. This usually arises from holding between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recognized at their cost.

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2.3.	Foreign currency transactions

(a)	Presentation and functional currencies

The items included in the financial statements of each of the entities of LATAM Airlines Group S.A. and Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM Airlines Group S.A. is the United States dollar which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

(b)	Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income by function except when deferred in Other comprehensive income as qualifying cash flow hedges.

(c)	Group entities

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency other than the presentation currency are translated to the presentation currency as follows:

(i)          Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii)         The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and

(iii)        All the resultant exchange differences by conversion are shown as a separate component in Other comprehensive income.

The exchange rates used correspond to those fixed in the country where the subsidiary is located, whose functional currency is different to the U.S. dollar.

Adjustments to the Goodwill and fair value arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate or period informed.

2.4.	Property, plant and equipment

The land of LATAM Airlines Group S.A. and Subsidiaries is recognized at cost less any accumulated impairment loss. The rest of the Property, plant and equipment are registered, initially and subsequently, at historic cost less the corresponding depreciation and any impairment loss.

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The amounts of advance payments to aircraft manufacturers are capitalized by the Company under Construction in progress until receipt of the aircraft.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or shown as a separate asset only when it is probable that the future economic benefits associated with the elements of Property, plant and equipment are going to flow to the Company and the cost of the element can be determined reliably. The value of the component replaced is written off in the books at the time of replacement. The rest of the repairs and maintenance are charged to the results of the year in which they are incurred.

Depreciation of Property, plant and equipment is calculated using the straight-line method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown.

The residual value and useful life of assets are reviewed, and adjusted if necessary, once per year.

When the carrying amount of an asset is higher than its estimated recoverable amount, its value is reduced immediately to its recoverable amount (Note 2.8).

Losses and gains on the sale of Property, plant and equipment are calculated by comparing the compensation with the book value and are included in the consolidated statement of income.

2.5.	Intangible assets other than goodwill

(a)	Brands, Airport slots and Loyalty program

Brands, Airport slots and Coalition and Loyalty program are intangible assets of indefinite useful life and are subject to impairment tests annually as an integral part of each CGU, in accordance with the premises that are applicable, included as follows:

Airport slots – Air transport CGU

Loyalty program – Coalition and loyalty program Multiplus CGU

Brand – Air transport CGU

(See Note 15)

The airport slots correspond to an administrative authorization to carry out operations of arrival and departure of aircraft at a specific airport, within a specified period.

The Loyalty program corresponds to the system of accumulation and redemption of points that has developed Multiplus S.A., subsidiary of TAM S.A.

The Brands, airport Slots and Loyalty program were recognized in fair values determined in accordance with IFRS 3, as a consequence of the business combination with TAM and Subsidiaries.

(b)	Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives, for which the Company has been defined useful lives between 3 and 10 years.

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Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. The personnel costs and others costs directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible Assets others than Goodwill when they have met all the criteria for capitalization.

2.6.	Goodwill

Goodwill represents the excess of acquisition cost over the fair value of the Company’s participation in the net identifiable assets of the subsidiary or associate on the acquisition date. Goodwill related to acquisition of subsidiaries is not amortized but tested for impairment annually or each time that there is evidence of impairment. Gains and losses on the sale of an entity include the book amount of the goodwill related to the entity sold.

2.7.	Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are recognized in the consolidated income statement when they are accrued.

2.8.	Losses for impairment of non-financial assets

Intangible assets that have an indefinite useful life, and developing IT projects, are not subject to amortization and are subject to annual testing for impairment. Assets subject to amortization are subjected to impairment tests whenever any event or change in circumstances indicates that the book value of the assets may not be recoverable. An impairment loss is recorded when the book value is greater than the recoverable amount. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. In evaluating the impairment, the assets are grouped at the lowest level for which cash flows are separately identifiable (CGUs). Non-financial assets other than goodwill that have suffered an impairment loss are reviewed if there are indicators of reverse losses at each reporting date.

2.9.	Financial assets

The Company classifies its financial instruments in the following categories: financial assets at fair value through profit and loss and loans and receivables. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at the time of initial recognition, which occurs on the date of transaction.

(a)	Financial assets at fair value through profit and loss

Financial assets at fair value through profit and loss are financial instruments held for trading and those which have been designated at fair value through profit or loss in their initial classification. A financial asset is classified in this category if acquired mainly for the purpose of being sold in the near future or when these assets are managed and measured using fair value. Derivatives are also classified as held for trading unless they are designated as hedges. The financial assets in this category and have been designated initial recognition through profit or loss, are classified as Cash and cash equivalents and Other current financial assets and those designated as instruments held for trading are classified as Other current and non-current financial assets.

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(b)	Loans and receivables

Loans and receivables are non-derivative financial instruments with fixed or determinable payments not traded on an active market. These items are classified in current assets except for those with maturity over 12 months from the date of the consolidated statement of financial position, which are classified as non-current assets. Loans and receivables are included in trade and other accounts receivable in the consolidated statement of financial position (Note 2.12).

The regular purchases and sales of financial assets are recognized on the trade date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or losses are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

The financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest rate method.

At the date of each consolidated statement of financial position, the Company assesses if there is objective evidence that a financial asset or group of financial assets may have suffered an impairment loss.

2.10.	Derivative financial instruments and hedging activities

Derivatives are booked initially at fair value on the date the derivative contracts are signed and later they continue to be valued at their fair value. The method for booking the resultant loss or gain depends on whether the derivative has been designated as a hedging instrument and if so, the nature of the item hedged. The Company designates certain derivatives as:

(a)         Hedge of the fair value of recognized assets (fair value hedge);

(b)         Hedge of an identified risk associated with a recognized liability or an expected highly- Probable transaction (cash-flow hedge), or

(c)         Derivatives that do not qualify for hedge accounting.

The Company documents, at the inception of each transaction, the relationship between the hedging instrument and the hedged item, as well as its objectives for managing risk and the strategy for carrying out various hedging transactions. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.

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The total fair value of the hedging derivatives is booked as Other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an other current financial asset or liability if the remaining term of the item hedged is less than 12 months. Derivatives not booked as hedges are classified as Other financial assets or liabilities.

(a)	Fair value hedges

Changes in the fair value of designated derivatives that qualify as fair value hedges are shown in the consolidated statement of income, together with any change in the fair value of the asset or liability hedged that is attributable to the risk being hedged.

(b)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income under Other gains (losses). Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss.

In case of variable interest-rate hedges, the amounts recognized in the statement of Other comprehensive income are reclassified to results within financial costs at the same time the associated debts accrue interest.

For fuel price hedges, the amounts shown in the statement of Other comprehensive income are reclassified to results under the line item Cost of sales to the extent that the fuel subject to the hedge is used.

For foreign currency hedges, the amounts recognized in the statement of Other comprehensive income are reclassified to income as deferred revenue resulting from the use of points, are recognized as Income.

When hedging instruments mature or are sold or when they do not meet the requirements to be accounted for as hedges, any gain or loss accumulated in the statement of Other comprehensive income until that moment remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized. When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income as “Other gains (losses)”.

(c)	Derivatives not booked as a hedge

The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income in “Other gains (losses)”.

2.11.	Inventories

Inventories, detailed in Note 10, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method (WAC). The net realizable value is the estimated selling price in the normal course of business, less estimated costs necessary to make the sale.

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2.12.	Trade and other accounts receivable

Trade accounts receivable are shown initially at their fair value and later at their amortized cost in accordance with the effective interest rate method, less the allowance for impairment losses. An allowance for impairment loss of trade accounts receivable is made when there is objective evidence that the Company will not be able to recover all the amounts due according to the original terms of the accounts receivable.

The existence of significant financial difficulties on the part of the debtor, the probability that the debtor is entering bankruptcy or financial reorganization and the default or delay in making payments are considered indicators that the receivable has been impaired. The amount of the provision is the difference between the book value of the assets and the present value of the estimated future cash flows, discounted at the original effective interest rate. The book value of the asset is reduced by the amount of the allowance and the loss is shown in the consolidated statement of income in Cost of sales. When an account receivable is written off, it is charged to the allowance account for accounts receivable.

2.13.	Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and highly liquid investments.

2.14.	Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds received from the placement of shares.

2.15.	Trade and other accounts payables

Trade payables and other accounts payable are initially recognized at fair value and subsequently at amortized cost.

2.16.	Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement| costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.

Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal.

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2.17.	Current and deferred taxes

The expense by current tax is comprised of income and deferred taxes.

The charge for current tax is calculated based on tax laws in force on the date of statement of financial position, in the countries in which the subsidiaries and associates operate and generate taxable income.

Deferred taxes are calculated using the liability method, on the temporary differences arising between the tax bases of assets and liabilities and their book values. However, if the temporary differences arise from the initial recognition of a liability or an asset in a transaction different from a business combination that at the time of the transaction does not affect the accounting result or the tax gain or loss, they are not booked. The deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the consolidated financial statements close, and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognized when it is probable that there will be sufficient future tax earnings with which to compensate the temporary differences.

The tax (current and deferred) is recognized in income by function, unless it relates to an item recognized in Other comprehensive income, directly in equity or from business combination. In that case the tax is also recognized in Other comprehensive income, directly in income by function or goodwill, respectively.

2.18.	Employee benefits

(a)	Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.

(b)	Share-based compensation

The compensation plans implemented by the granting of options for the subscription and payment of shares are shown in the consolidated financial statements in accordance with IFRS 2: Share based payments, showing the effect of the fair value of the options granted as a charge to remuneration on a straight-line basis between the date of granting such options and the date on which these become vested.

(c)	Post-employment and other long-term benefits

Provisions are made for these obligations by applying the method of the projected unit credit method, and taking into account estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in other comprehensive income.

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(d)	Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

2.19.	Provisions

Provisions are recognized when:

(i)	The Company has a present legal or implicit obligation as a result of past events;

(ii)	It is probable that payment is going to be necessary to settle an obligation; and

(iii)	The amount has been reliably estimated.

2.20.	Revenue recognition

Revenues include the fair value of the proceeds received or to be received on sales of goods and rendering services in the ordinary course of the Company’s business. Revenues are shown net of refunds, rebates and discounts.

(a)	Rendering of services

(i)	Passenger and cargo transport

The Company shows revenue from the transportation of passengers and cargo once the service has been provided.

Consistent with the foregoing, the Company presents the deferred revenues, generated by anticipated sale of flight tickets and freight services, in heading Other non - financial liabilities in the Statement of Financial Position.

(ii)	Frequent flyer program

The Company currently has a frequent flyer programs, whose objective is customer loyalty through the delivery of kilometers or points fly whenever the programs holders make certain flights, use the services of entities registered with the program or make purchases with an associated credit card. The kilometers or points earned can be exchanged for flight tickets or other services of associated entities.

The consolidated financial statements include liabilities for this concept (deferred income), according to the estimate of the valuation established for the kilometers or points accumulated pending use at that date, in accordance with IFRIC 13: Customer loyalty programs.

(iii)	Other revenues

The Company records revenues for other services when these have been provided.

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(b)	Interest income

Interest income is booked using the effective interest rate method.

(c)	Dividend income

Dividend income is booked when the right to receive the payment is established.

2.21.	Leases

(a)	When the Company is the lessee – financial lease

The Company leases certain Property, plant and equipment in which it has substantially all the risk and benefits deriving from the ownership; they are therefore classified as financial leases. Financial leases are initially recorded at the lower of the fair value of the asset leased and the present value of the minimum lease payments.

Every lease payment is separated between the liability component and the financial expenses so as to obtain a constant interest rate over the outstanding amount of the debt. The corresponding leasing obligations, net of financial charges, are included in Other financial liabilities. The element of interest in the financial cost is charged to the consolidated statement of income over the lease period so that it produces a constant periodic rate of interest on the remaining balance of the liability for each year. The asset acquired under a financial lease is depreciated over its useful life and is included in Property, plant and equipment.

(b)	When the Company is the lessee – operating lease

Leases, in which the lessor retains an important part of the risks and benefits deriving from ownership, are classified as operating leases. Payments with respect to operating leases (net of any incentive received from the lessor) are charged in the consolidated statement of income on a straight-line basis over the term of the lease.

2.22.	Non-current assets or disposal groups classified as held for sale

Non-current assets (or disposal groups) classified as assets held for sale are shown at the lesser of their book value and the fair value less costs to sell.

2.23.	Maintenance

The costs incurred for scheduled heavy maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to the use of the aircraft expressed in terms of cycles and flight hours.

In case of own aircraft or under financial leases, these maintenance cost are capitalized as Property, plant and equipment, while in the case of aircraft under operating leases, a liability is accrued based on the use of the main components is recognized, since a contractual obligation with the lessor to return the aircraft on agreed terms of maintenance levels exists. These are recognized as Cost of sales.

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Additionally, some leases establish the obligation of the lessee to make deposits to the lessor as a guarantee of compliance with the maintenance and return conditions. These deposits, often called maintenance reserves, accumulate until a major maintenance is performed, once made, the recovery is requested to the lessor. At the end of the contract period, there is comparison between the reserves that have been paid and required return conditions, and compensation between the parties are made if applicable.

The unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

2.24.	Environmental costs

Disbursements related to environmental protection are charged to results when incurred.

NOTE 3 - FINANCIAL RISK MANAGEMENT

3.1.	Financial risk factors

The Company is exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The program overall risk management of the Company aims to minimize the adverse effects of financial risks affecting the company.

(a)	Market risk

Due to the nature of its operations, the Company is exposed to market factors such as: (i) fuel-price risk, (ii) exchange -rate risk, and (iii) interest -rate risk.

The Company has developed policies and procedures for managing market risk, which aim to identify, quantify, monitor and mitigate the adverse effects of changes in market factors mentioned above.

For this, the Administration monitors the evolution of price levels and rates, and quantifies their risk exposures (Value at Risk), and develops and implements hedging strategies.

(i)	Fuel-price risk:

Exposition:

For the execution of its operations the Company purchases a fuel called Jet Fuel grade 54 USGC, which is subject to the fluctuations of international fuel prices.

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Mitigation:

To cover the risk exposure fuel, the Company operates with derivative instruments (swaps and options) whose underlying assets may be different from Jet Fuel, being possible use West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which have a high correlation with Jet Fuel and are highly liquid.

Fuel Hedging Results:

During the period ended at March 31, 2016, the Company recognized losses of US$ 28.8 million on fuel derivative. During the same period of 2015, the Company recognized losses of US$ 104.7 million for the same reason.

At March 31, 2016, the market value of its fuel positions amounted to US$ 21.3 million (negative). At December 31, 2015, this market value was US$ 56.4 million (negative).

The following tables show the level of hedge for different periods:

Positions as of March 31, 2016 (*) (Unaudited)	Maturities
	Q216	Q316	Q416	Total
Percentage of the hedge of expected consumption value	57%	27%	11%	31%

(*) The volume shown in the table considers all the hedging instruments (swaps and options).

Positions as of December 31, 2015 (*)	Maturities
	Q116	Q216	Q316	Q416	Total
Percentage of the hedge of expected consumption value	63%	27%	27%	11%	32%

(*) The volume shown in the table considers all the hedging instruments (swaps and options).

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. The policy therefore is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

The current hedge positions they are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity.

The following table shows the sensitivity analysis of the financial instruments according to reasonable changes in the fuel price and their effect on equity. The term of the projection was defined until the end of the last current fuel hedge contract, being the last business day of the last quarter of 2016.

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The calculations were made considering a parallel movement of US$ 5 per barrel in the curve of the BRENT and JET crude futures benchmark price at the end of March, 2016 and the end of December, 2015.

	Positions as of March 31, 2016	Positions as of December 31, 2015
Benchmark price	effect on equity	effect on equity
(US$ per barrel)	(millions of US$)	(millions of US$)
(Unaudited)
+5	+4.93	+5.41
-5	-6.23	-2.78

Given the fuel hedge structure during the first quarter of 2016, which considers a hedge-free portion, a vertical fall by 5 dollars in the JET benchmark price (the monthly daily average), would have meant an impact of approximately US$ 25.2 million in the cost of total fuel consumption for the same period. For the first quarter of 2016, a vertical rise by 5 dollars in the JET benchmark price (the monthly daily average) would have meant an impact of approximately US$ 30.7 million of increased fuel costs.

(ii)	Foreign exchange rate risk:

Exposition:

The functional and presentation currency of the Financial Statements of the Parent Company is the United States dollar, so the risk of Transactional exchange rate and Conversion arises mainly from its own operating activities of the business, strategic and accounting of the Company are denominated in a different currency than the functional currency.

LATAM Subsidiaries are also exposed to currency risk that impacts the consolidated results of the Company.

Most currency exposure of LATAM comes from the concentration of business in Brazil, which are mostly denominated in Brazilian Real (BRL), being actively managed by the company.

Additionally, the company manages the economic exposure to operating revenues in Euro (EUR), Pound Sterling (GBP), Australian Dollar (AUD), Colombian Peso (COP) and Chilean Peso (CLP).

In lower concentrations the Company is therefore exposed to fluctuations in others currencies, such as: Argentine Peso, Paraguayan Guaraní, Mexican Peso, Peruvian Sol and New Zealand Dollar.

Mitigation:

The Company mitigates currency risk exposures by contracting derivative instruments or through natural hedges or execution of internal operations.

19

FX Hedging Results:

With the aim of reducing exposure to exchange rate risk on operating cash flows in 2015 and 2016, and secure the operating margin, LATAM and TAM conduct hedging through FX derivatives.

At March 31, 2016, the market value of its FX positions amounted to US$ 18.6 million (negative). At end of December 2015 the market value was of US$ 8.0 million (positive).

During the period ended at March 31, 2016 the Company recognized gains of US$ 1.1 million on hedging FX. During the same period of 2015 the Company recognized gains of US$ 7.5 million on hedging FX.

At end of March 2016, the Company has contracted FX derivatives for US$ 326 million to BRL, US$ 159 million to EUR, US$ 60 million to GBP, US$ 21 million to AUD, US$ 51 million to COP and US$ 45 million to CLP. At end of December 2015, the Company had contracted FX for US$ 270 million to BRL, US$ 30 million to EUR and US$ 15 million to GBP. For AUD, COP and CLP there were no current positions.

Sensitivity analysis:

A depreciation of exchange rate R$/ US$, US$/EUR, US$/GBP, US$/AUD, COP$/US$ and CLP$/US$ affects negatively the Company for a rise of its costs in US$, however, it also affects positively the value of contracted derivate positions.

The FX derivatives are registered for as hedges of cash flow, therefore, a variation in the exchange rate has an impact on the market value of derivatives, whose changes impact on the Company’s net equity.

The following table presents the sensitivity of derivative FX Forward instruments agrees with reasonable changes to exchange rate and its effect on equity. The projection term was defined until the end of the last current contract hedge, being the last business day of the last quarter of 2016:

Appreciation (depreciation)*	Effect at March 31, 2016	Effect at December 31, 2015
of R$//EUR/GBP/AUD/CLP/COP	Millions of US$	Millions of US$
(Unaudited)
-10%	-24.33	-21.28
+10%	+25.51	+16.71

In the case of TAM S.A. which operates with the Brazilian Real as its functional currency, a large proportion of the company’s assets liabilities are expressed in United States Dollars. Therefore, this subsidiary’s profit and loss varies when its financial assets and liabilities, and its accounts receivable listed in dollars are converted to Brazilian Reals. This impact on profit and loss is consolidated in the Company.

In order to reduce the volatility on the financial statements of the Company caused by rises and falls in the R$/US$ exchange rate, the Company has conducted transactions for to reduce the net US$ liabilities held by TAM S.A.

20

The following table shows the variation of financial performance to appreciate or depreciate 10% exchange rate R$/US$:

Appreciation (depreciation)*	Effect at March 31, 2016	Effect at December 31, 2015
of R$/US$	Millions of US$	Millions of US$
(Unaudited)
-10%	+113.2	+67.6
+10%	-113.2	-67.6

(*) Appreciation (depreciation) of US$ regard to the covered currencies.

Effects of exchange rate derivatives in the Financial Statements

The profit or losses caused by changes in the fair value of hedging instruments are segregated between intrinsic value and temporary value. The intrinsic value is the actual percentage of cash flow covered, initially shown in equity and later transferred to income, while the hedge transaction is recorded in income. The temporary value corresponds to the ineffective portion of cash flow hedge which is recognized in the financial results of the Company (Note 18).

Due to the functional currency of TAM S.A. and Subsidiaries is the Brazilian real, the Company presents the effects of the exchange rate fluctuations in Other comprehensive income by converting the Statement of financial position and Income statement of TAM S.A. and Subsidiaries from their functional currency to the U.S. dollar, which is the presentation currency of the consolidated financial statement of LATAM Airlines Group S.A. and Subsidiaries. The Goodwill generated in the Business combination is recognized as an asset of TAM S.A. and Subsidiaries in Brazilian real whose conversion to U.S. dollar also produces effects in Other comprehensive income.

The following table shows the change in Other comprehensive income recognized in Total equity in the case of appreciate or depreciate 10% the exchange rate R$/US$:

Appreciation (depreciation)	Effect at March 31, 2016	Effect at December 31, 2015
of R$/US$	Millions of US$	Millions of US$
(Unaudited)
-10%	+323.89	+296.41
+10%	-265.00	-242.52

(iii)	Interest -rate risk:

Exposition:

The Company is exposed to fluctuations in interest rates affecting the markets future cash flows of the assets, and current and future financial liabilities.

The Company is exposed in one portion to the variations of London Inter-Bank Offer Rate (“LIBOR”) and other interest rates of less relevance are Brazilian Interbank Deposit Certificate ("ILC"), and the Interest Rate Term of Brazil ("TJLP").

21

Mitigation:

In order to reduce the risk of an eventual rise in interest rates, the Company has signed interest-rate swap and call option contracts. Currently a 71% (71% at December 31, 2015) of the debt is fixed to fluctuations in interest rate.

Rate Hedging Results:

At March 31, 2016, the market value of the positions of interest rate derivatives amounted to US$ 34.5 million (negative). At end of December 2015 this market value was US$ 39.8 million (negative).

Sensitivity analysis:

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions.

Increase (decrease)	Positions as of March 31, 2016	Positions as of December 31, 2015
futures curve	effect on profit or loss before tax	effect on profit or loss before tax
in libor 3 months	(millions of US$)	(millions of US$)
(Unaudited)
+100 basis points	-26.7	-26.7
-100 basis points	+26.7	+26.7

Much of the current rate derivatives are registered for as hedges of cash flow, therefore, a variation in the exchange rate has an impact on the market value of derivatives, whose changes impact on the Company’s net equity.

The calculations were made increasing (decreasing) vertically 100 basis points of the three-month Libor futures curve, being both reasonably possible scenarios according to historical market conditions.

Increase (decrease)	Positions as of March 31, 2016	Positions as of December 31, 2015
futures curve	effect on equity	effect on equity
in libor 3 months	(millions of US$)	(millions of US$)
(Unaudited)
+100 basis points	+7.28	+8.71
-100 basis points	-7.54	-9.02

The assumptions of sensitivity calculation must assume that forward curves of interest rates do not necessarily reflect the real value of the compensation flows. Moreover, the structure of interest rates is dynamic over time.

During the periods presented, the Company has no registered amounts by ineffectiveness in consolidated statement of income for this kind of hedging.

22

(b)	Credit risk

Credit risk occurs when the counterparty to a financial agreement or instrument fails to discharge an obligation due or financial instrument, leading to a loss in market value of a financial instrument (only financial assets, not liabilities).

The Company is exposed to credit risk due to its operative and financial activities, including deposits with banks and financial institutions, investments in other kinds of instruments, exchange-rate transactions and the contracting of derivative instruments or options.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities in Brazil with travel agents).

As a way to mitigate credit risk related to financial activities, the Company requires that the counterparty to the financial activities remain at least investment grade by major Risk Assessment Agencies. Additionally the company has established maximum limits for investments which are monitored regularly.

(i)	Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits approved by the Company’s Board, mainly in time deposits with different financial institutions, private investment funds, short-term mutual funds, and easily-liquidated corporate and sovereign bonds with short remaining maturities. These investments are booked as Cash and cash equivalents and Other current financial assets.

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) their credit rating, (ii) the equity size of the counterparty, and (iii) investment limits according to the Company’s level of liquidity. According to these three parameters, the Company chooses the most restrictive parameter of the previous three and based on this, establishes limits for operations with each counterparty.

The Company has no guarantees to mitigate this exposure.

(ii)	Operational activities

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by International Air Transport Association, international (“IATA”) organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, they are excluded from operating with IATA’s member airlines. In the case of credit-card administrators, they are fully guaranteed by 100% by the issuing institutions.

The exposure consists of the term granted, which fluctuates between 1 and 45 days.

23

One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Business Sales Processing (“BSP”), Cargo Account Settlement Systems (“CASS”), IATA Clearing House (“ICH”) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities. Currently the sales invoicing of TAM Linhas Aéreas S.A. related with travel agents and cargo agents for domestic transportation in Brazil is done directly by TAM Linhas Aéreas S.A.

Credit quality of financial assets

The external credit evaluation system used by the Company is provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities of TAM Linhas Aéreas S.A. with travel agents).The bad-debt rate in the principal countries where the Company has a presence is insignificant.

(c)	Liquidity risk

Liquidity risk represents the risk that the Company has no sufficient funds to meet its obligations.

Because of the cyclical nature of the business, the operation, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, plus the financing needs, the Company requires liquid funds, defined as cash and cash equivalents plus other short term financial assets, to meet its payment obligations.

The liquid funds, the future cash generation and the capacity to obtain additional funding, through bond issuance and banking loans, will allow the Company to obtain sufficient alternatives to face its investment and financing future commitments.

The liquid funds balance as of March 31, 2016 is US$1,340 million, invested in short term instruments through financial high credit rating levels entities.

In addition to the liquid funds, the Company has access to short term credit line. As of March 31, 2016, LATAM has working capital credit lines with multiple banks.

24

Class of liability for the analysis of liquidity risk ordered by date of maturity as of March 31, 2016 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	US$	100,336	-	-	-	-	100,336	100,000	At Expiration	1.33	1.33
97.036.000-K	SANTANDER	Chile	US$	100,440	-	-	-	-	100,440	100,000	At Expiration	1.80	1.80
97.030.000-7	ESTADO	Chile	US$	58,061	-	-	-	-	58,061	57,357	At Expiration	4.91	4.91
97.004.000-5	BANCO DECHILE	Chile	US$	50,060	-	-	-	-	50,060	50,000	At Expiration	1.44	1.44
97.003.000-K	BANCO DOBRASIL	Chile	US$	-	71,969	-	-	-	71,969	70,000	At Expiration	2.82	2.82
97.951.000-4	HSBC	Chile	US$	12,023	-	-	-	-	12,023	12,000	At Expiration	0.75	0.75
Bank loans
97.023.000-9	CORP BANCA	Chile	UF	20,997	61,752	105,115	32,782	-	220,646	206,647	Quarterly	4.16	4.16
0-E	BLADEX	U.S.A.	US$	3,632	6,070	30,526	15,514	-	55,742	50,000	Semiannual	4.58	4.58
0-E	DVB BANK SE	U.S.A.	US$	265	370	95,949	-	-	96,584	95,784	Quarterly	1.69	1.69
97.036.000-K	SANTANDER	Chile	US$	675	-	179,835	-	-	180,510	179,835	Quarterly	2.53	2.53
Obligations with the public
0-E	BANK OF NEW YORK	U.S.A.	US$	18,125	18,125	72,500	554,375	-	663,125	500,000	At Expiration	7.77	7.25
Guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	35,603	97,607	231,868	51,085	9,137	425,300	409,578	Quarterly	1.93	1.77
0-E	BNP PARIBAS	U.S.A.	US$	10,183	30,799	84,012	84,532	139,354	348,880	311,234	Quarterly	2.45	2.41
0-E	WELLS FARGO	U.S.A.	US$	35,762	107,373	286,823	287,569	518,938	1,236,465	1,149,856	Quarterly	2.25	1.64
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	29,018	78,207	192,034	189,791	746,129	1,235,179	948,685	Quarterly	4.25	4.25
0-E	CITIBANK	U.S.A.	US$	19,823	59,737	161,174	164,022	246,121	650,877	599,960	Quarterly	2.49	1.74
97.036.000-K	SANTANDER	Chile	US$	5,716	17,233	46,491	47,310	44,344	161,094	154,436	Quarterly	1.57	1.03
0-E	BTMU	U.S.A.	US$	3,073	9,272	25,075	25,609	36,900	99,929	94,241	Quarterly	1.92	1.32
0-E	APPLE BANK	U.S.A.	US$	1,511	4,559	12,349	12,630	18,609	49,658	46,810	Quarterly	2.02	1.42
0-E	US BANK	U.S.A.	US$	18,629	55,758	147,837	146,546	285,357	654,127	576,555	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	6,053	18,184	37,613	31,241	59,742	152,833	131,930	Quarterly	3.62	3.62
0-E	NATIXIS	France	US$	14,188	42,992	117,343	99,815	239,472	513,810	457,979	Quarterly	2.22	2.19
0-E	HSBC	U.S.A.	US$	1,632	4,912	13,190	13,322	23,655	56,711	52,211	Quarterly	2.58	1.77
0-E	PK AirFinance	U.S.A.	US$	2,201	6,738	19,153	21,068	15,358	64,518	60,633	Monthly	2.14	2.14
0-E	KFW IP EX-BANK	Germany	US$	2,448	7,438	19,430	14,909	1,113	45,338	42,883	Quarterly	2.27	2.27
Other guaranteed obligations
0-E	CITIBANK	U.S.A.	US$	2,151	6,453	292,207	-	-	300,811	275,000	At Expiration	3.13	3.13
0-E	DVB Bank SE	U.S.A.	US$	8,247	16,486	-	-	-	24,733	24,438	Quarterly	2.32	2.32
Financial leases
0-E	ING	U.S.A.	US$	9,240	22,714	39,663	24,209	-	95,826	86,890	Quarterly	5.26	4.68
0-E	CREDIT AGRICOLE	France	US$	1,738	5,305	5,447	-	-	12,490	12,289	Quarterly	1.59	1.59
0-E	CITIBANK	U.S.A.	US$	6,083	18,250	48,667	32,513	-	105,513	92,696	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US$	17,560	52,672	104,147	17,440	-	191,819	177,669	Quarterly	5.37	4.77
0-E	BNP PARIBAS	U.S.A.	US$	11,443	34,484	80,053	26,674	-	152,654	143,150	Quarterly	4.14	3.70
0-E	WELLS FARGO	U.S.A.	US$	5,590	16,770	44,649	44,551	18,560	130,120	117,109	Quarterly	3.98	3.54
0-E	DVB BANK S E	U.S.A.	US$	4,759	14,283	9,528	-	-	28,570	28,000	Quarterly	2.09	2.09
0-E	BANC OF AMERICA	U.S.A.	US$	1,752	363	-	-	-	2,115	2,096	Monthly	1.41	1.41
Other loans
0-E	BOEING	U.S.A.	US$	336	-	75,993	-	-	76,329	75,993	At Expiration	1.79	1.79
0-E	CITIBANK (*)	U.S.A.	US$	25,620	78,032	207,093	181,044	-	491,789	430,639	Quarterly	6.00	6.00
Hedging derivatives
-	OTROS	-	US$	9,891	24,126	25,829	1,084	-	60,930	56,804	-	-	-

	Total			654,864	989,033	2,811,593	2,119,635	2,402,789	8,977,914	7,981,387

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada.

25

Class of liability for the analysis of liquidity risk ordered by date of maturity as of March 31, 2015 (Unaudited)

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $		%	%
Bank loans
0-E	NEDERLANDS CHE
	CREDIETVERZEKERING MAATS CHAPPIJ	Holanda	US$	181	493	1,315	1,314	547	3,850	3,237	Monthly	6.01	6.01
Obligation with the public
0-E	BANK OF NEW YORK	U.S.A.	US$	32,951	34,853	401,075	89,878	521,959	1,080,716	800,000	At Expiration	8.17	8.00
Financial leases

0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	2,761	7,699	20,525	16,242	-	47,227	41,533	Monthly	1.25	1.25
0-E	AIRBUS FINANCIAL	U.S.A.	US$	2,003	5,844	15,792	13,740	-	37,379	35,503	Monthly	1.43	1.43
0-E	DVB BANK SE	U.S.A.	US$	122	360	164	-	-	646	637	Monthly	1.64	1.64
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	3,840	11,469	5,221	-	-	20,530	20,107	Monthly	1.25	1.25
0-E	KFW IP EX-BANK	Alemania	US$	606	1,775	1,552	-	-	3,933	3,859	Monthly/ Quarterly	1.72	1.72
0-E	NATIXIS	Francia	US$	2,691	9,027	22,776	23,154	67,228	124,876	112,516	Quarterly/ Semiannual	3.85	3.85
0-E	P K AIRFINANCE US, INC.	U.S.A.	US$	1,437	20,592	-	-	-	22,029	21,769	Monthly	1.75	1.75
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	505	1,352	3,111	14,216	-	19,184	17,986	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	11,973	31,909	85,799	203,865	-	333,546	304,338	Quarterly	3.63	3.55
0-E	BANCO IBM S.A	Brazil	BRL	301	954	1,023	-	-	2,278	1,658	Monthly	14.14	14.14
0-E	HP FINANCIAL SERVICE	Brazil	BRL	206	618	-	-	-	824	783	Monthly	10.02	10.02
0-E	SOCIÉTÉ GÉNÉRALE	Francia	BRL	117	372	559	-	-	1,048	757	Monthly	14.14	14.14
	Total			59,694	127,317	558,912	362,409	589,734	1,698,066	1,364,683

26

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2015

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Trade and other accounts payables
-	OTHERS	VARIOS	US$	389,224	9,304	-	-	-	398,528	398,528	-	-	-
			CLP	27,234	52	-	-	-	27,286	27,286	-	-	-
			BRL	276,161	4	-	-	-	276,165	276,165	-	-	-
			Others currencies	276,071	965	-	-	-	277,036	277,036	-	-	-
Accounts payable to related parties currents
65.216.000-K	COMUNIDAD MUJER	Chile	CLP	8	-	-	-	-	8	8	-	-	-
78.591.370-1	BETHIA S.A.Y FILIALES	Chile	CLP	3	-	-	-	-	3	3	-	-	-
79.773.440-3	Transportes San Felipe S.A.	Chile	CLP	56					56	56	-	-	-
78.997.060-2	Viajes Falabella Ltda.	Chile	CLP	353					353	353	-	-	-
0-E	Consultoría Administrativa Profesional	Mexico	MXN	53	-	-	-	-	53	53	-	-	-
0-E	INVERSORA AERONÁUTICA ARGENTINA	Argentina	US$	-	-	-	-	-	-	-	-	-	-
	Total			969,163	10,325	-	-	-	979,488	979,488

	Total consolidated			1,683,721	1,126,675	3,370,505	2,482,044	2,992,523	11,655,468	10,325,558

27

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2015

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.2 00-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	US$	100,253	-	-	-	-	100,253	100,000	At Expiration	1.00	1.00
97.036.000-K	SANTANDER	Chile	US$	100,363	-	-	-	-	100,363	100,000	At Expiration	1.44	1.44
97.030.000-7	ESTADO	Chile	US$	55,172	-	-	-	-	55,172	55,000	At Expiration	1.05	1.05
97.004.000-5	BANCO DE CHILE	Chile	US$	50,059	-	-	-	-	50,059	50,000	At Expiration	1.42	1.42
97.003.000-K	BANCO DO BRASIL	Chile	US$	70,133	-	-	-	-	70,133	70,000	At Expiration	1.18	1.18
97.951.000-4	HSBC	Chile	US$	12,020	-	-	-	-	12,020	12,000	At Expiration	0.66	0.66
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	19,873	58,407	112,252	35,953	-	226,485	211,135	Quarterly	4.18	4.18
0-E	BANCO BLADEX	U.S.A.	US$	-	9,702	30,526	15,514	-	55,742	50,000	Semiannual	4.58	4.58
0-E	DVB BANK SE	U.S.A.	US$	146	430	154,061	-	-	154,637	153,514	Quarterly	1.67	1.67
97.036.000-K	SANTANDER	Chile	US$	1,053	-	226,712	-	-	227,765	226,712	Quarterly	2.24	2.24
Obligations with the public
0-E	BANK OF NEWYORK	U.S.A.	US$	-	36,250	72,500	554,375	-	663,125	500,000	At Expiration	7.77	7.25
Guaranteed obligations
0-E	CREDIT AGRICOLE	Francia	US$	31,813	92,167	210,541	55,381	12,677	402,579	389,027	Quarterly	1.83	1.66
0-E	BNP PARIBAS	U.S.A.	US$	9,899	29,975	82,094	83,427	148,904	354,299	319,397	Quarterly	2.29	2.22
0-E	WELLS FARGO	U.S.A.	US$	35,636	106,990	285,967	286,959	554,616	1,270,168	1,180,751	Quarterly	2.27	1.57
0-E	WILMINGTON TRUST	U.S.A.	US$	6,110	69,232	135,334	133,363	539,019	883,058	675,696	Quarterly	4.25	4.25
0-E	CITIBANK	U.S.A.	US$	19,478	58,741	158,957	162,459	266,273	665,908	617,002	Quarterly	2.40	1.64
97.036.000-K	SANTANDER	Chile	US$	5,585	16,848	45,653	46,740	50,124	164,950	159,669	Quarterly	1.47	0.93
0-E	BTMU	U.S.A.	US$	2,992	9,035	24,541	25,214	39,930	101,712	96,954	Quarterly	1.82	1.22
0-E	APPLE BANK	U.S.A.	US$	1,471	4,445	12,079	12,431	20,099	50,525	48,142	Quarterly	1.72	1.12
0-E	US BANK	U.S.A.	US$	18,643	55,824	147,994	146,709	303,600	672,770	591,039	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	5,923	17,881	39,185	30,729	63,268	156,986	136,698	Quarterly	3.40	3.40
0-E	NATIXIS	France	US$	13,740	41,730	115,026	100,617	249,194	520,307	469,423	Quarterly	2.08	2.05
0-E	HSBC	U.S.A.	US$	1,590	4,790	12,908	13,112	25,175	57,575	53,583	Quarterly	2.40	1.59
0-E	PK Air Finance	U.S.A.	US$	2,172	6,675	18,928	20,812	18,104	66,691	62,514	Monthly	2.04	2.04
0-E	KFW IPEX-BANK	Germany	US$	728	2,232	5,684	4,131	1,658	14,433	13,593	Quarterly	2.45	2.45
Other guaranteed obligations
0-E	DVB BANK SE	U.S.A.	US$	8,225	24,695	-	-	-	32,920	32,492	Quarterly	2.32	2.32
Financial leases
0-E	ING	U.S.A.	US$	9,214	26,054	41,527	28,234	-	105,029	94,998	Quarterly	5.13	4.57
0-E	CREDIT AGRICOLE	France	US$	1,711	5,236	7,216	-	-	14,163	13,955	Quarterly	1.28	1.28
0-E	CITIBANK	U.S.A.	US$	6,083	18,250	48,667	38,596	-	111,596	97,383	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US$	17,556	52,674	115,934	23,211	-	209,375	192,914	Quarterly	5.37	4.77
0-E	BNP PARIBAS	U.S.A.	US$	11,368	34,292	86,206	31,782	-	163,648	153,107	Quarterly	4.08	3.64
0-E	WELLS FARGO	U.S.A.	US$	5,594	16,768	44,663	44,565	24,125	135,715	121,628	Quarterly	3.98	3.54
0-E	DVB BANK SE	U.S.A.	US$	4,732	14,225	14,269	-	-	33,226	32,567	Quarterly	2.06	2.06
0-E	BANC OF AMERICA	U.S.A.	US$	703	2,756	-	-	-	3,459	2,770	Monthly	1.41	1.41
Other loans
0-E	BOEING	U.S.A.	US$	655	533	151,362	-	-	152,550	151,362	At Expiration	1.80	1.80
0-E	CITIBANK(*)	U.S.A.	US$	25,820	77,850	207,190	206,749	-	517,609	450,000	Quarterly	6.00	6.00
Hedging derivatives
-	OTROS	-	US$	12,232	33,061	40,986	3,688	16	89,983	85,653	-	-	-

	Total			668,745	927,748	2,648,962	2,104,751	2,316,782	8,666,988	7,770,678

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada.

28

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2015

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	181	493	1,315	1,314	712	4,015	3,353	Monthly	6.01	6.01
Obligation with the public
0-E	BANK OF NEW YORK	U.S.A.	US$	440	65,321	397,785	86,590	521,727	1,071,863	800,000	At Expiration	8.17	8.00
Financial leases

0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	2,771	7,700	20,527	18,808	-	49,806	43,505	Monthly	1.25	1.25
0-E	AIRBUS FINANCIAL	U.S.A.	US$	3,715	11,054	21,830	15,730	-	52,329	49,995	Monthly	1.43	1.43
0-E	CREDIT AGRICOLE-CIB	France	US$	4,542	-	-	-	-	4,542	4,500	Quarterly/Semiannual	3.25	3.25
0-E	DVB BANK SE	U.S.A.	US$	123	361	284	-	-	768	755	Monthly	1.64	1.64
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	3,834	11,437	9,050	-	-	24,321	23,761	Monthly	1.25	1.25
0-E	KFW IPEX-BANK	Germany	US$	3,345	6,879	15,973	12,429	-	38,626	36,899	Monthly/Quarterly	1.72	1.72
0-E	NATIXIS	France	US$	4,338	7,812	22,635	23,030	70,925	128,740	115,020	Quarterly/Semiannual	3.85	3.85
0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	1,428	21,992	-	-	-	23,420	23,045	Monthly	1.75	1.75
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	520	1,386	3,198	14,567	-	19,671	18,368	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	11,993	31,874	85,695	214,612	-	344,174	312,486	Quarterly	3.63	3.55
0-E	BANCO IBM S.A	Brazil	BRL	267	846	1,230	-	-	2,343	1,728	Monthly	14.14	14.14
0-E	HP FINANCIAL SERVICE	Brazil	BRL	188	564	188	-	-	940	882	Monthly	10.02	10.02
0-E	SOCIÉTÉ GÉNÉRALE	France	BRL	104	330	626	-	-	1,060	775	Monthly	14.14	14.14
	Total			37,789	168,049	580,336	387,080	593,364	1,766,618	1,435,072

29

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2015

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Trade and other accounts payables
-	OTHERS	OTHERS	US$	442,320	14,369	-	-	-	456,689	456,689	-	-	-
			CLP	39,823	114	-	-	-	39,937	39,937	-	-	-
			BRL	301,569	16	-	-	-	301,585	301,585	-	-	-
			Others currencies	218,347	9,016	-	-	-	227,363	227,363	-	-	-
Accounts payable to related parties currents
65.216.000-K	COMUNIDAD MUJER	Chile	CLP	10	-	-	-	-	10	10	-	-	-
78.591.370-1	BETHIA S.A. Y FILIALES	Chile	CLP	5	-	-	-	-	5	5	-	-	-
78.997.060-2	Viajes Falabella Ltd a.	Chile	CLP	68					68	68	-	-	-
0-E	Consultoría Administrativa Profesional	Mexico	MXN	342	-	-	-	-	342	342	-	-	-
0-E	INVERSORA AERONÁUTICA ARGENTINA	Argentina	US$	22	-	-	-	-	22	22	-	-	-
	Total			1,002,506	23,515	-	-	-	1,026,021	1,026,021

	Total consolidado			1,709,040	1,119,312	3,229,298	2,491,831	2,910,146	11,459,627	10,231,771

30

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions. The Company has margin facilities with each financial institution in order to regulate the mutual exposure produced by changes in the market valuation of the derivatives.

At the end of 2015, the Company provided US$ 49.6 million in derivative margin guarantees, for cash and stand-by letters of credit. At March 31, 2016, the Company had provided US$ 52.6 million in guarantees for Cash and cash equivalent and stand-by letters of credit. The rise was due at i) maturity of hedge contracts, ii) acquire of new fuel purchase contracts, and iii) changes in fuel prices, exchange rate and interest rates.

3.2.	Capital risk management

The Company’s objectives, with respect to the management of capital, are (i) to comply with the restrictions of minimum equity and (ii) to maintain an optimal capital structure.

The Company monitors its contractual obligations and the regulatory limitations in the different countries where the entities of the group are domiciled to assure they meet the limit of minimum net equity, where the most restrictive limitation is to maintain a positive net equity.

Additionally, the Company periodically monitors the short and long term cash flow projections to assure the Company has adequate sources of funding to generate the cash requirement to face its investment and funding future commitments.

The Company international credit rating is the consequence of the Company capacity to face its long terms financing commitments. As of March 31, 2016 the Company has an international long term credit rating of BB- with negative outlook by Standard & Poor’s, a B+ rating with negative outlook by Fitch Ratings and a Ba2 rating with stable outlook by Moody’s.

3.3.	Estimates of fair value.

At March 31, 2016, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1.	Hedge Instruments:

This category includes the following instruments:

-	Interest rate derivative contracts,

-	Fuel derivative contracts,

-	Currency derivative contracts.

31

2.	Financial Investments:

This category includes the following instruments:

-	Investments in short-term Mutual Funds (cash equivalent),

-	Private investment funds.

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted prices in active markets for identical assets or liabilities, (II) fair value calculated through valuation methods based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) and (III) fair value based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the period using the current price of the buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information. Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of the market at period end.

32

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of March 31, 2016				As of December 31, 2015
		Fair value measurements using values				Fair value measurements using values
		considered as				considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $
	Unaudited
Assets
Cash and cash equivalents	30,373	30,373	-	-	26,600	26,600	-	-

Short-term mutual funds	30,373	30,373	-	-	26,600	26,600	-	-

Other financial assets, current	576,128	572,249	3,879	-	624,200	607,622	16,578	-
Fair value of fuel derivatives	2,760	-	2,760	-	6,293	-	6,293	-
Fair value of foreign currency derivatives	956	-	956	-	9,888	-	9,888	-
Interest accrued since the last payment date of Cross Currency Swap	163		163	-	397		397	-
Private investment funds	493,983	493,983	-	-	448,810	448,810	-	-
Certificate of deposit CDB	-	-	-	-	-	-	-	-
Domestic and foreign bonds	78,266	78,266	-	-	158,812	158,812	-	-
Other investments	-	-	-	-	-	-	-	-

Liabilities
Other financial liabilities, current	87,567		87,567	-	134,089		134,089	-
Fair value of interest rate derivatives	21,382	-	21,382	-	33,518	-	33,518	-
Fair value of fuel derivatives	40,879	-	40,879	-	39,818		39,818	-
Fair value of foreign currency derivatives	21,343	-	21,343	-	56,424	-	56,424	-
Interest accrued since the last payment date of Currency Swap	3,963		3,963	-	4,329		4,329	-
Interest rate derivatives not recognized as a hedge	-	-	-	-	-		-	-

Other financial liabilities, non current	14,070	-	14,070	-	16,128	-	16,128	-
Fair value of interest rate derivatives	14,070	-	14,070	-	16,128	-	16,128	-

33

Additionally, at March 31, 2016, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of March 31, 2016		As of December 31, 2015
	Book	Fair	Book	Fair
	value	value	value	value
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	737,627	737,627	726,897	726,897
Cash on hand	23,322	23,322	10,656	10,656
Bank balance	204,278	204,278	302,696	302,696
Overnight	130,220	130,220	267,764	267,764
Time deposits	379,807	379,807	145,781	145,781

Other financial assets, current	28,623	28,623	27,148	27,148
Other financial assets	28,623	28,623	27,148	27,148

Trade and other accounts receivable current	815,150	815,150	796,974	796,974
Accounts receivable from related entities	228	228	183	183
Other financial assets, non current	103,073	103,073	89,458	89,458
Accounts receivable	7,014	7,014	10,715	10,715

Other financial liabilities, current (*)	1,553,996	1,865,918	1,510,146	1,873,552
Trade and other accounts payables	1,452,837	1,452,837	1,483,957	1,483,957
Accounts payable to related entities	472	472	447	447
Other financial liabilities, non current (*)	7,673,334	7,550,409	7,516,257	7,382,221
Accounts payable, non-current	410,418	410,418	417,050	417,050

(*) Fair value Level II

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, overnight, time deposits and accounts payable, non-current, fair value approximates their carrying values.

The fair value of Other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments. In the case of Other financial assets, the valuation was performed according to market prices at period end.

34

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and record certain assets, liabilities, revenue, expenditure, and commitments. Basically, these estimates relate to:

(a)          Evaluation of possible losses through impairment of goodwill and intangible assets with an indefinite useful life.

As of March 31, 2016 goodwill amounted to ThUS$ 2,493,114 (ThUS$ 2,280,575 at December 31, 2015), while intangible assets with an indefinite useful life comprised airport slots for ThUS$ 896,392 (ThUS$ 816,987 at December 31, 2015), and Trademarks and Loyalty Program for ThUS$ 356,908 (ThUS$ 325,293 at December 31, 2015).

At least once per year the Company verifies whether goodwill and intangible assets with an indefinite useful life have suffered any losses through impairment. For the purposes of this evaluation, the Company has identified two cash-generating units (CGUs): “Air transport” and “Multiplus loyalty and coalition program.” The book value of goodwill assigned to each CGU as of March 31, 2016, amounted to ThUS$ 2,004,328 and ThUS$ 488,786 (ThUS$ 1,835,088 and ThUS$ 445,487 at December 31, 2015), which included intangible assets with undefined useful life:

	Air Transport CGU		Coalition and loyalty Program Multiplus CGU
	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,
	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Airport Slots	896.392	816.987	-	-
Trade marks	58.130	52.981	-	-
Loyalty program	-	-	298.778	272.312

The recoverable value of these cash-generating units (CGUs) has been determined based on calculations of their value in use. The principal assumptions used by the management include: growth rate, exchange rate, discount rate, fuel prices, and other economic assumptions. The estimation of these assumptions requires significant administrative judgment, as these variables feature inherent uncertainty; however, the assumptions used are consistent with Company’s internal planning. Therefore, management evaluates and updates the estimates on an annual basis, in light of conditions that affect these variables. The mainly assumptions used as well as, the corresponding sensitivity analyses are showed in Note 15.

(b)	Useful life, residual value, and impairment of property, plant, and equipment

The depreciation of assets is calculated based on the linear model, except for certain technical components depreciated on cycles and hours flown. These useful lives are reviewed on an annual basis according with the Company’s future economic benefits associated with them.

35

Changes in circumstances such as: technological advances, business model, planned use of assets or capital strategy may render the useful life different to the lifespan estimated. When it is determined that the useful life of property, plant, and equipment must be reduced, as may occur in line with changes in planned usage of assets, the difference between the net book value and estimated recoverable value is depreciated, in accordance with the revised remaining useful life.

Residual values are estimated in accordance with the market value that these assets will have at the end of their useful life. The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, once a year. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2.8).

(c)	Recoverability of deferred tax assets

Deferred taxes are calculated in accordance with the liability method, applied over temporary differences that arise between the fiscal based of assets and liabilities, and their book value. Deferred tax assets for tax losses are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company makes tax and financial projections to evaluate the realization of deferred tax asset over the course of time. Additionally, these projections are ensured to be consistent with those used to measure other long term assets. As of March 31, 2016 the company recognized deferred tax assets amounting to ThUS$ 370,934 (ThUS$ 376,595 at December 31, 2015), and had ceased to recognize deferred tax assets for tax losses amounting to ThUS$ 34,633 (ThUS$ 15,513 at December 31, 2015) (Note 17).

(d)	Air tickets sold that are not actually used.

The Company advance sales of tickets as deferred revenue. Revenue from ticket sales is recognized in the income statement when the service is provided or when the tickets expires unused, reducing the corresponding deferred revenue. The Company evaluates monthly the probability that tickets expiry unused, based on the history of used tickets. Changes in the exchange probability would have an impact our revenue in the year in which the change occurs and in future years. As of March 31, 2016, deferred revenue associated with air tickets sold amounted to ThUS$ 1,184,064 (ThUS$ 1,223,886 as of December 31, 2015). An hypothetical change of 1% in passenger behavior regarding to the ticket usage, - that is, if during the next 6 months after sells probability of used were 89% rather than 90%, as we consider, it would lead to a change in the expiry period from 6 to 7 months, which, as of March 31, 2016, would have an impact of up to ThUS$ 25,000.

(e)	Valuation of loyalty points and kilometers granted to loyalty program members, pending usage.

As of March 31, 2016 and December 31, 2015, the Company operated the following loyalty programs: LANPASS, TAM Fidelidade and Multiplus, with the objective of enhancing customer loyalty by offering points or kilometers (see Note 21).

When kilometers and points are redeemed for products and services other than the services provided by the Company, revenue is recognized immediately; when they are redeemed for air tickets on airlines from to LATAM Airlines Group S.A. and subsidiaries, revenue is deferred until the transport service is provided or the corresponding tickets expired.

36

Deferred revenue from loyalty programs at the closing date corresponds to the valuation of points and kilometers granted to loyalty program members, pending of use, and the probability to be redeemed.

According to IFRIC-13, kilometers and points value that the Company estimate are not likely to be redeemed (“breakage”), they recognize the associated value proportionally during the period in which the remaining kilometers or points are expected to be redeemed. The Company uses statistical models to estimate the breakage, based on historical redemption patterns Changes in the breakage would have a significant impact on our revenue in the year in which the change occurs and in future years.

As of March 31, 2016, deferred revenue associated with the LANPASS loyalty program amounted to ThUS$ 923,006 (ThUS$ 973,264 at December 31, 2015). As of March 31, 2016 a hypothetical change of 1% in the probability of usage would result in an impact of approximately ThUS$ 30,000 and ThUS$24.233 at the same period of 2015. Meanwhile, deferred revenue associated with the TAM Fidelidade and Multiplus loyalty programs amounted to ThUS$ 389,464 (ThUS$ 452,264 at December 31, 2015). As of March 31, 2016 a hypothetical change of 2% in the probability of usage would result in an impact of approximately ThUS$ 3,646 and ThUS$ 2,881 at the same period of 2015.

The fair value of kilometers is determined by the Company based in its best estimate of the price at which they have been sold in the past. As of March 31, 2016 a hypothetical change of 1% in the fair value of the unused kilometers would result in an impact of approximately ThUS$ 9,000 and ThUS$ 8,900 at the same period of 2015.

(f)	Provisions needs, and their valuation when required

Known contingencies are recognized when: the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. The Company applies professional judgment, experience, and knowledge to use available information to determine these values, in light of the specific characteristics of known risks. This process facilitates the early assessment and valuation of potential risks in individual cases or in the development of contingent eventualities.

(g)	Investment in subsidiary (TAM)

The management has applied its judgment in determining that LATAM Airlines Group S.A. controls TAM S.A. and Subsidiaries, for accounting purposes, and has therefore consolidated the financial statements.

The grounds for this decision are that LATAM issued ordinary shares in exchange for the majority of circulating ordinary and preferential shares in TAM, except for those TAM shareholders who did not accept the exchange, which were subject to a squeeze out, entitling LATAM to substantially all economic benefits generated by the LATAM Group, and thus exposing it to substantially all risks relating to the operations of TAM. This exchange aligns the economic interests of LATAM and all of its shareholders, including the controlling shareholders of TAM, thus insuring that the shareholders and directors of TAM shall have no incentive to exercise their rights in a manner that would be beneficial to TAM but detrimental to LATAM. Furthermore, all significant actions necessary of the operation of the airlines require votes in favor by the controlling shareholders of both LATAM and TAM.

37

Since the integration of LAN and TAM operations, the most critical airline operations in Brazil have been managed by the CEO of TAM while global activities have been managed by the CEO of LATAM, who is in charge of the operation of the LATAM Group as a whole and reports to the LATAM Board.

The CEO of LATAM also evaluates the performance of LATAM Group executives and, together with the LATAM Board, determines compensation. Although Brazilian law currently imposes restrictions on the percentages of voting rights that may be held by foreign investors, LATAM believes that the economic basis of these agreements meets the requirements of accounting standards in force, and that the consolidation of the operations of LAN and LATAM is appropriate.

These estimates were made based on the best information available relating to the matters analyzed.

In any case, it is possible that events that may take place in the future could lead to their modification in future reporting periods, which would be made in a prospective manner.

NOTE 5 - SEGMENTAL INFORMATION

The Company has determined that it has two operating segments: the air transportation business and the coalition and loyalty program Multiplus.

The Air transport segment corresponds to the route network for air transport and it is based on the way that the business is run and managed, according to the centralized nature of its operations, the ability to open and close routes and reallocate resources (aircraft, crew, staff, etc..) within the network, which is a functional relationship between all of them, making them inseparable. This segment definition is the most common level used by the global airline industry.

The segment of loyalty coalition called Multiplus, unlike LanPass and TAM Fidelidade, is a frequent flyer programs which operate as a unilateral system of loyalty that offers a flexible coalition system, interrelated among its members, with 14.7 million of members, along with being a regulated entity with a separately business and not directly related to air transport.

38

(a)	For the periods ended

			Coalition and
	Air		loyalty program
	transportation		Multiplus		Eliminations		Consolidated
	At March 31,		At March 31,		At March 31,		At March 31,
	2016	2015	2016	2015	2016	2015	2016	2015
	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $
	Unaudited
Income from ordinary activities from external customers(*)	2,138,925	2,561,740	95,332	132,109	-	-	2,234,257	2,693,849
LAN passenger	1,084,909	1,128,658	-	-	-	-	1,084,909	1,128,658
TAM passenger	778,049	1,082,760	95,332	132,109	-	-	873,381	1,214,869
Freight	275,967	350,322	-	-	-	-	275,967	350,322
Income from ordinary activities from transactions with other operating segments	95,332	132,109	17,593	14,426	(112,925)	(146,535)	-	-
Other operating income	59,309	50,624	34,051	46,669	-	-	93,360	97,293
Interest income	213	9,279	11,547	12,798	(896)	(3,587)	10,864	18,490
Interest expense	(103,945)	(98,920)	-	-	896	3,587	(103,049)	(95,333)
Total net interest expense	(103,732)	(89,641)	11,547	12,798	-	-	(92,185)	(76,843)

Depreciation and amortization	(237,200)	(233,538)	(2,251)	(3,910)	-	-	(239,451)	(237,448)
Material non-cash items other than depreciation and amortization	53,159	(214,252)	(367)	86	-	-	52,792	(214,166)
Disposal of fixed assets and inventory losses	(7,013)	(6,879)	-	-	-	-	(7,013)	(6,879)
Doubtful accounts	(8,128)	(3,177)	35	(7)	-	-	(8,093)	(3,184)
Exchange differences	68,277	(204,670)	(379)	93	-	-	67,898	(204,577)
Result of indexation units	23	474	(23)	-	-	-	-	474
Income (loss) atributable to owners of the parents	70,169	(73,359)	32,039	33,412	-	-	102,208	(39,947)
Expenses for income tax	(66,427)	40,640	(15,900)	(17,087)	-	-	(82,327)	23,553
Segment profit/(loss)	83,993	(57,687)	32,039	33,412	-	-	116,032	(24,275)
Assets of segment	17,355,487	17,953,630	1,390,839	1,054,936	(114,479)	(118,886)	18,631,847	18,889,680
Amount of non-current asset additions	506,254	172,829	-	-	-	-	506,254	172,829
Property, plant and equipment	491,953	166,397	-	-	-	-	491,953	166,397
Intangibles other than goodwill	14,301	6,432	-	-	-	-	14,301	6,432
Segment liabilities	14,752,850	14,635,848	636,770	444,345	(34,503)	(271)	15,355,117	15,079,922
Purchase of non-monetary assets of segment	303,262	299,410	-	-	-	-	303,262	299,410

(*) The Company does not have any interest revenue that should be recognized as income from ordinary activities by interest.

39

The Company’s revenues by geographic area are as follows:

	For the period ended
	At March 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Peru	151,542	163,314
Argentina	274,650	253,250
U.S.A.	245,175	277,513
Europe	186,688	195,355
Colombia	78,961	96,323
Brazil	657,419	1,039,517
Ecuador	51,812	61,463
Chile	419,934	425,536
Asia Pacific and rest of Latin America	168,076	181,578
Income from ordinary activities	2,234,257	2,693,849
Other operating income	93,360	97,293

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of	As of
	March 31,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Cash on hand	23,322	10,656
Bank balances	204,278	302,696
Overnight	130,220	267,764
Total Cash	357,820	581,116
Cash equivalents
Time deposits	379,807	145,781
Mutual funds	30,373	26,600
Total cash equivalents	410,180	172,381
Total cash and cash equivalents	768,000	753,497

40

Cash and cash equivalents are denominated in the following currencies:

	As of	As of
Currency	March 31,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Argentine peso	18,412	18,733
Brazilian real	58,163	106,219
Chilean peso (*)	22,410	17,978
Colombian peso	7,026	14,601
Euro	13,633	10,663
US Dollar	640,189	564,214
Strong bolivar (**)	1,775	2,986
Other currencies	6,392	18,103
Total	768,000	753,497

(*) At March 31, 2016 and at December 31, 2015, the Company not maintains currency derivative contracts (forward)), for conversion into dollars of investments in pesos.

(**) At March 31, 2016, the Company has decided reflect an exchange rate loss of ThUS$ 40,968 consequence change in the SICAD rate of Venezuela (13.5 VEF/US$) at the DICOM rate equivalent to 198.70 VEF/US$. As of March 31, 2016, the DICOM rate equivalent to 272.91 VEF/US$, which represented assets that are held by the Company equivalent to ThUS$ 1,775 (ThUS$ 2,986 at December 31, 2015)

The Company has done significant non-cash transactions mainly with financial leases, which are detailed in Note 16 letter (d), additional information in numeral (iv) Financial leases.

41

Other inflows (outflows) of cash:

	For the periods ended
	March 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Currency hedge	5,516	(3,748)
Vale vista refounds	4,091	-
Tax paid on bank transaction	115	-
Fuel derivatives premiums	(856)	(3,745)
Bank commissions, taxes paid and other	(1,887)	(421)
Hedging margin guarantees	(4,978)	69,658
Guarantees	(6,977)	(54,174)
Fuel hedge	(27,370)	(131,229)
Total Other inflows (outflows) Operation flow	(32,346)	(123,659)
Certificate of bank deposits	-	3,800
Tax paid on bank transaction	(3,423)	-
Total Other inflows (outflows) Investment flow	(3,423)	3,800
Credit card loan manager	-	2,814
Finance charge by transfer of the rights	-	1,548
Guarantees bonds emission	(7,489)	(10,048)
Aircraft Financing advances	(75,370)	46,997
Total Other inflows (outflows) Financing flow	(82,859)	41,311

42

NOTE 7 - FINANCIAL INSTRUMENTS

7.1.	Financial instruments by category

As of March 31, 2016 (Unaudited)

				Initial designation
	Loans		Held	as fair value
	and	Hedge	for	through
Assets	receivables	derivatives	trading	profit and loss	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	737,627	-	-	30,373	768,000
Other financial assets, current (*)	28,623	3,879	78,266	493,983	604,751
Trade and others accounts receivable, current	815,150	-	-	-	815,150
Accounts receivable from related entities, current	228	-	-	-	228
Other financial assets, non current (*)	102,428	-	645	-	103,073
Accounts receivable, non current	7,014	-	-	-	7,014
Total	1,691,070	3,879	78,911	524,356	2,298,216

	Other	Held
	financial	Hedge
Liabilities	liabilities	derivatives	Total
	ThUS$	ThUS$	ThUS$
Other liabilities, current	1,553,996	87,567	1,641,563
Trade and others accounts payable, current	1,452,837	-	1,452,837
Accounts payable to related entities, current	472	-	472
Other financial liabilities, non-current	7,673,334	14,070	7,687,404
Accounts payable, non-current	410,418	-	410,418
Total	11,091,057	101,637	11,192,694

(*)           The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and loans and receivables corresponds to guarantees given.

43

As of December 31, 2015

				Initial designation
	Loans		Held	as fair value
	and	Hedge	for	through
Assets	receivables	derivatives	trading	profit and loss	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	726,897	-	-	26,600	753,497
Other financial assets, current (*)	27,148	16,578	158,812	448,810	651,348
Trade and others accounts receivable, current	796,974	-	-	-	796,974
Accounts receivable from related entities, current	183	-	-	-	183
Other financial assets, non current (*)	88,820	-	638	-	89,458
Accounts receivable, non current	10,715	-	-	-	10,715
Total	1,650,737	16,578	159,450	475,410	2,302,175

	Other	Held
	financial	Hedge
Liabilities	liabilities	derivatives	Total
	ThUS$	ThUS$	ThUS$
Other liabilities, current	1,510,146	134,089	1,644,235
Trade and others accounts payable, current	1,483,957	-	1,483,957
Accounts payable to related entities, current	447	-	447
Other financial liabilities, non-current	7,516,257	16,128	7,532,385
Accounts payable, non-current	417,050	-	417,050
Total	10,927,857	150,217	11,078,074

(*)           The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and loans and receivables corresponds to guarantees given.

44

7.2.	Financial instruments by currency

a)	Assets

	As of	As of
	March 31,	December 31,
	2016	2015
	ThUS$	ThUS$
Cash and cash equivalents	768,000	753,497
Argentine peso	18,412	18,733
Brazilian real	58,163	106,219
Chilean peso	22,410	17,978
Colombian peso	7,026	14,601
Euro	13,633	10,663
US Dollar	640,189	564,214
Strong bolivar	1,775	2,986
Other currencies	6,392	18,103
Other financial assets (current and non-current)	707,824	740,806
Argentine peso	77,892	157,281
Brazilian real	496,581	449,934
Chilean peso	624	640
Colombian peso	454	1,670
Euro	3,236	615
US Dollar	126,878	128,620
Strong bolivar	1	22
Other currencies	2,158	2,024
Trade and other accounts receivable, current	815,150	796,974
Argentine peso	63,926	71,438
Brazilian real	338,995	191,037
Chilean peso	30,033	57,755
Colombian peso	5,818	13,208
Euro	21,947	53,200
US Dollar	280,032	320,959
Strong bolivar	603	7,225
Other currencies(*)	73,796	82,152
Accounts receivable, non-current	7,014	10,715
Brazilian real	572	521
Chilean peso	6,227	5,041
US Dollar	62	5,000
Other currencies(*)	153	153
Accounts receivable from related entities, current	228	183
Brazilian real	4	-
Chilean peso	249	183
US Dollar	(25)	-
Total assets	2,298,216	2,302,175
Argentine peso	160,230	247,452
Brazilian real	894,315	747,711
Chilean peso	59,543	81,597
Colombian peso	13,298	29,479
Euro	38,816	64,478
US Dollar	1,047,136	1,018,793
Strong bolivar	2,379	10,233
Other currencies	82,499	102,432

(*)        See the composition of the others currencies in Note 8 Trade, other accounts receivable and non-current accounts receivable.

b)	Liabilities
Liabilities information is detailed in the table within Note 3 Financial risk management.

45

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON-CURRENT ACCOUNTS RECEIVABLE

	As of	As of
	March 31,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Trade accounts receivable	704,749	685,733
Other accounts receivable	177,622	182,028
Total trade and other accounts receivable	882,371	867,761
Less: Allowance for impairment loss	(60,207)	(60,072)
Total net trade and accounts receivable	822,164	807,689
Less: non-current portion accounts receivable	(7,014)	(10,715)
Trade and other accounts receivable, current	815,150	796,974

The fair value of trade and other accounts receivable does not differ significantly from the book value.

The maturity of these accounts at the end of each period is as follows:

	As of	As of
	March 31,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Fully performing	606,111	577,902
Matured accounts receivable, but not impaired
Expired from 1 to 90 days	25,150	28,717
Expired from 91 to 180 days	9,599	10,995
More than 180 days overdue (*)	3,682	8,047
Total matured accounts receivable, but not impaired	38,431	47,759
Matured accounts receivable and impaired
Judicial, pre-judicial collection and protested documents	27,064	24,304
Debtor under pre-judicial collection process and portfolio sensitization	33,143	35,768
Total matured accounts receivable and impaired	60,207	60,072
Total	704,749	685,733

(*) Value of this segment corresponds primarily to accounts receivable that were evaluated in their ability to recover, therefore not requiring a provision.

46

Currency balances that make up the Trade and other accounts receivable and non-current accounts receivable:

	As of	As of
	March 31,	December 31,
Currency	2016	2015
	ThUS$	ThUS$
Argentine Peso	63,926	71,438
Brazilian Real	339,567	191,558
Chilean Peso	36,260	62,796
Colombian peso	5,818	13,208
Euro	21,947	53,200
US Dollar	280,094	325,959
Strong bolivar	603	7,225
Other currency (*)	73,949	82,305
Total	822,164	807,689

(*) Other currencies
Australian Dollar	22,195	26,185
Chinese Yuan	6,253	4,282
Danish Krone	197	164
Pound Sterling	4,519	7,228
Indian Rupee	2,259	3,070
Japanese Yen	7,050	4,343
Norwegian Kroner	80	221
Swiss Franc	1,178	1,919
Korean Won	5,148	4,462
New Taiwanese Dollar	759	3,690
Other currencies	24,311	26,741
Total	73,949	82,305

The Company records allowances when there is evidence of impairment of trade receivables. The criteria used to determine that there is objective evidence of impairment losses are the maturity of the portfolio, specific acts of damage (default) and specific market signals.

Maturity	Impairment
Judicial and pre-judicial collection assets	100%
Over 1 year	100%
Between 6 and 12 months	50%

47

Movement in the allowance for impairment loss of Trade and other accounts receivables:

	Opening		(Increase)	Closing
	balance	Write-offs	Decrease	balance
Periods	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to March 31, 2015 (Unaudited)	(71,042)	225	5,234	(65,583)
From April 1 to December 31, 2015	(65,583)	9,895	(4,384)	(60,072)
From January 1 to March 31, 2016 (Unaudited)	(60,072)	10,908	(11,043)	(60,207)

Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.

Historic and current re-negotiations are not relevant and the policy is to analyze case by case in order to classify them according to the existence of risk, determining whether it is appropriate to re-classify accounts to pre-judicial recovery. If such re-classification is justified, an allowance is made for the account, whether overdue or falling due.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of March 31, 2016			As of December 31, 2015
	Gross exposure	Gross	Exposure net	Gross exposure	Gross	Exposure net
	according to	impaired	of risk	according to	Impaired	of risk
	balance	exposure	concentrations	balance	exposure	concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unaudited
Trade accounts receivable	704,749	(60,207)	644,542	685,733	(60,072)	625,661
Other accounts receivable	177,622	-	177,622	182,028	-	182,028

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

48

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a)	Accounts Receivable

					As of	As of
			Country		March 31,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2016	2016
					ThUS$	ThUS$
					Unaudited

78.591.370-1	Bethia S.A. and Subsidiaries	Related director	Chile	CLP	215	167
87.752.000-5	Granja Marina T ornagaleones S.A.	Common shareholder	Chile	CLP	9	14
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Related director	Brazil	BRL	4	2
	Total current assets				228	183

(b)	Accounts payable

					As of	As of
			Country		March 31,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2016	2015
					ThUS$	ThUS$
					Unaudited
Foreign	Consultoría Administrativa Profesional S.A. de C.V.	Associate	Mexico	MXN	53	342
65.216.000-K	Viajes Falabella Ltda.	Related director	Chile	CLP	353	68
Foreign	Inversora Aeronaútica Argentina	Related director	Argentina	US$	-	22
65.216.000-K	Comunidad Mujer	Related director	Chile	CLP	8	10
79.773.440-3	Transportes San Felipe S.A.	Related director	Chile	CLP	56	-
78.591.370-1	Bethia S.A. and Subsidiaries	Related director	Chile	CLP	2	5
	Total current liabilities				472	447

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties. The transaction times are between 30 and 45 days, and the nature of settlement of the transactions is monetary.

49

NOTE 10 -INVENTORIES

	As of	As of
	March 31,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Technical stock	194,607	192,930
Non-technical stock	34,915	31,978
Total production suppliers	229,522	224,908

The items included in this heading are spare parts and materials that will be used mainly in consumption in in-flight and maintenance services provided to the Company and third parties, which are valued at average cost, net of provision for obsolescence that as of March 31, 2016 amounts to ThUS$ 17,461 (ThUS$ 15,892 at December 31, 2015). The resulting amounts do not exceed the respective net realizable values.

As of March 31, 2016, the Company recorded ThUS$ 38,268 (ThUS$ 39,685 at March 31, 2015) within the income statement, mainly due to in-flight consumption and maintenance, which forms part of Cost of sales.

50

NOTE 11 - OTHER FINANCIAL ASSETS

The composition of Other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2016	2015	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
(a) Other financial assets
Private investment funds	493,983	448,810	-	-	493,983	448,810
Deposits in guarantee (aircraft)	11,919	16,532	62,808	58,483	74,727	75,015
Guarantees for margins of derivatives	7,817	4,456	-	-	7,817	4,456
Other investments	-	-	645	638	645	638
Domestic and foreign bonds	78,266	158,812	-	-	78,266	158,812
Other guarantees given	8,887	6,160	39,620	30,337	48,507	36,497
Subtotal of other financial assets	600,872	634,770	103,073	89,458	703,945	724,228

(b) Hedging assets
Interest accrued since the last payment date of Cross currency swap	163	397	-	-	163	397
Fair value of foreign currency derivatives (*)	956	9,888	-	-	956	9,888
Fair value of fuel price derivatives	2,760	6,293	-	-	2,760	6,293
Subtotal of hedging assets	3,879	16,578	-	-	3,879	16,578
Total Other Financial Assets	604,751	651,348	103,073	89,458	707,824	740,806

(*)	The foreign currency derivatives correspond to forward and combination of options.

The types of derivative hedging contracts maintained by the Company at the end of each period are presented in Note 18.

51

NOTE 12 - OTHER NON-FINANCIAL ASSETS

The composition of Other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2016	2015	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
(a) Advance payments

Aircraft leases	32,101	33,305	20,006	22,569	52,107	55,874
Aircraft insurance and other	5,831	12,408	-	-	5,831	12,408
Others	15,145	16,256	31,969	33,781	47,114	50,037
Subtotal advance payments	53,077	61,969	51,975	56,350	105,052	118,319

(b) Other assets
Aircraft maintenance reserve(*)	47,154	99,112	126,721	64,366	173,875	163,478
Sales tax	171,145	158,134	45,586	45,061	216,731	203,195
Other taxes	3,519	4,295	-	-	3,519	4,295
Contributions to Société Internationale de Télécommunications Aéronautiques (“SITA”)	450	505	547	547	997	1,052
Judicial deposits	-	-	83,429	67,980	83,429	67,980
Others	238	6,001	1,501	1,159	1,739	7,160
Subtotal other assets	222,506	268,047	257,784	179,113	480,290	447,160
Total Other Non - Financial Assets	275,583	330,016	309,759	235,463	585,342	565,479

(*) Aircraft maintenance reserves reflect prepayment deposits made by the group to lessors of certain aircraft under operating lease agreements in order to ensure that funds are available to support the scheduled heavy maintenance of the aircraft.

These amounts are calculated based on performance measures, such as flight hours or cycles, are paid periodically (usually monthly) and are contractually required to be repaid to the lessee upon the completion of the required maintenance of the leased aircraft. At the end of the lease term, any unused maintenance reserves are either returned to the Company in cash or used to offset amounts that we may owe the lessor as a maintenance adjustment.

In some cases (5 lease agreements), if the maintenance cost incurred by LATAM is less than the corresponding maintenance reserves, the lessor is entitled to retain those excess amounts at the time the heavy maintenance is performed. The Company periodically reviews its maintenance reserves for each of its leased aircraft to ensure that they will be recovered, and recognizes an expense if any such amounts are less than probable of being returned. Since the acquisition of TAM in June 2012, the cost of aircraft maintenance has been higher than the related maintenance reserves for all aircraft.

As of March 31, 2016, LATAM had ThUS$ 173,875 in maintenance reserves (ThUS$ 163,478 at December 31, 2015), corresponding to 9 aircraft out of a total fleet of 335 (9 aircraft out of a total fleet of 331 at December 31, 2015). All of the Company’s aircraft leases containing provisions for maintenance reserves will expire fully by 2023.

Aircraft maintenance reserves are classified as current or non-current depending on the dates when the related maintenance is expected to be performed (Note 2.23)

52

NOTE 13 - INVESTMENTS IN SUBSIDIARIES

(a)	Investments in subsidiaries

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.

Detail of significant subsidiaries and summarized financial information:

			Ownership
			As of	As of
	Country of	Functional	March 31,	December 31,
Name of significant subsidiary	incorporation	currency	2016	2015
			%	%
			Unaudited
Lan Perú S.A.	Peru	US$	69.97858	69.97858
Lan Cargo S.A.	Chile	US$	99.89804	99.89803
Lan Argentina S.A.	Argentina	ARS	95.85660	94.99055
Transporte Aéreo S.A.	Chile	US$	99.89804	99.89804
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	99.12066	99.01646
TAM S.A.	Brazil	BRL	99.99938	99.99938

The consolidated subsidiaries do not have significant restrictions for transferring funds to controller.

53

Summary financial information of significant subsidiaries

							Results for the period
	Statement of financial position as of March 31, 2016						ended March 31, 2016
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited						Unaudited
Lan Perú S.A.	286,827	264,007	22,820	260,349	259,155	1,194	239,976	13,117
Lan Cargo S.A.	464,454	143,698	320,756	211,489	148,586	62,903	61,340	(13,053)
Lan Argentina S.A.	170,514	159,777	10,737	130,674	128,483	2,191	108,408	18,065
Transporte Aéreo S.A.	332,592	45,007	287,585	116,287	44,610	71,677	77,490	7,779
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	90,397	45,016	45,381	79,922	74,733	5,189	53,974	627
Aerovías de Integración Regional, AIRES S.A.	121,098	51,023	70,075	66,356	55,932	10,424	63,463	(2,894)
TAM S.A. (*)	4,892,799	1,386,099	3,506,700	4,342,867	2,083,599	2,259,268	959,333	20,620

							Results for the period
	Statement of financial position as of December 31, 2015						ended March 31, 2015
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
							Unaudited
Lan Perú S.A.	255,691	232,547	23,144	240,938	239,521	1,417	277,969	15,058
Lan Cargo S.A.	483,033	159,294	323,739	217,037	147,423	69,614	65,860	(12,563)
Lan Argentina S.A.	195,756	180,558	15,198	170,384	168,126	2,258	126,391	13,728
Transporte Aéreo S.A.	331,117	41,756	289,361	122,666	44,495	78,171	91,458	(1,129)
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	126,001	80,641	45,360	116,153	111,245	4,908	62,308	5,513
Aerovías de Integración Regional, AIRES S.A.	130,039	62,937	67,102	75,003	64,829	10,174	75,124	(9,244)
TAM S.A. (*)	4,711,316	1,350,377	3,360,939	4,199,223	1,963,400	2,235,823	1,332,408	(14,978)

(*) Corresond to consolidated information of TAM S.A. and Subsidiaries.

54

(b)	Non-controlling interest

			As of	As of	As of	As of
Equity		Country	March 31,	December 31,	March 31,	December 31,
	Tax No.	of origin	2016	2015	2016	2015
			%	%	ThUS$	ThUS$
			Unaudited		Unaudited
Lan Perú S.A	0-E	Peru	30.00000	30.00000	7,943	4,426
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10605	0.10605	644	974
Promotora Aérea Latinoamericana S.A. and Subsidiaries	0-E	Mexico	51.00000	51.00000	3,606	3,084
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	4.22000	4.22000	(1,213)	(1,386)
Lan Argentina S.A.	0-E	Argentina	0.13440	1.00000	107	29
Americonsult de Guatemala S.A.	0-E	Guatemala	1.00000	1.00000	6	5
Americonsult Costa Rica S.A.	0-E	Costa Rica	1.00000	1.00000	11	12
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	(450)	(811)
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.87934	0.98307	542	540
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	1,444	1,256
Multiplus S.A.	0-E	Brazil	27.26000	27.26000	72,942	72,884
Total					85,582	81,013

			As of	As of	For the period ended
Incomes		Country	March 31,	December 31,	March 31,
	T ax No.	of origin	2016	2015	2016	2015
			%	%	ThUS$	ThUS$
			Unaudited
Lan Perú S.A	0-E	Peru	30.00000	30.00000	3,935	4,517
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10605	0.10605	4	6
Promotora Aerea Latinoamericana S.A. and Subsidiaries	0-E	Mexico	51.00000	51.00000	522	1,058
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	4.22000	4.22000	90	67
Lan Argentina S.A.	0-E	Argentina	0.13440	1.00000	19	14
Americonsult de Guatemala S.A.	0-E	Guatemala	1.00000	1.00000	-	(1)
Americonsult Costa Rica S.A.	0-E	Costa Rica	1.00000	1.00000	-	1
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	361	1,029
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.87934	0.98307	(28)	(91)
T ransportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	188	(36)
Multiplus S.A.	0-E	Brazil	27.26000	27.26000	8,733	9,108
Total					13,824	15,672

55

NOTE 14 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets (net)		Classes of intangible assets (gross)
	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,
	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Airport slots	896,392	816,987	896,392	816,987
Loyalty program	298,778	272,312	298,778	272,312
Computer software	120,968	104,258	350,313	324,043
Developing software	69,251	74,887	69,251	74,887
Trademarks	58,130	52,981	58,130	52,981
Other assets	-	-	808	808
Total	1,443,519	1,321,425	1,673,672	1,542,018

Movement in Intangible assets other than goodwill:

	Computer			Trademarks
	software	Developing	Airport	and loyalty
	Net	software	slots(*)	program (*)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1,2015	126,797	74,050	1,201,028	478,204	1,880,079
Additions	608	5,824	-	-	6,432
Withdrawals	(945)	-	-	-	(945)
Transfer software	3,302	(3,328)	-	-	(26)
Foreing exchange	(9,082)	(8,305)	(206,586)	(82,255)	(306,228)
Amortization	(11,336)	-	-	-	(11,336)
Closing balance as of March 31, 2015 (Unaudited)	109,344	68,241	994,442	395,949	1,567,976

Opening balance as of April 1, 2015	109,344	68,241	994,442	395,949	1,567,976
Additions	4,346	42,446	-	-	46,792
Withdrawals	(3,667)	(162)	-	(1)	(3,830)
Transfer software	25,424	(27,098)	-	-	(1,674)
Foreing exchange	(5,789)	(8,540)	(177,455)	(70,655)	(262,439)
Amortization	(25,400)	-	-	-	(25,400)
Closing balance as of December 31, 2015	104,258	74,887	816,987	325,293	1,321,425

Opening balance as of January 1, 2016	104,258	74,887	816,987	325,293	1,321,425
Additions	4,810	9,491	-	-	14,301
Withdrawals	(722)	(18)	-	-	(740)
Transfer software	19,350	(18,596)	-	-	754
Foreing exchange	2,832	3,487	79,405	31,615	117,339
Amortization	(9,560)	-	-	-	(9,560)
Closing balance as of March 31, 2016 (Unaudited)	120,968	69,251	896,392	356,908	1,443,519

The amortization of the period is shown in the consolidated statement of income in administrative expenses. The accumulated amortization of computer programs as of March 31, 2016 amounts to ThUS$ 229,345 (ThUS$ 219,785 at December 31, 2015).

(*) See Note 2.5

56

NOTE 15 – GOODWILL

The Goodwill amount at March 31, 2016 is ThUS$ 2,493,114 (ThUS$ 2,280,575 at December 31, 2015). Movement of Goodwill, separated by CGU:

		Coalition
		and loyalty
	Air	program
	Transport	Multiplus	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2015	2,658,503	654,898	3,313,401
Increase (decrease) due to exchange rate differences	(438,590)	(112,648)	(551,238)
Closing balance as of March 31, 2015 (Unaudited)	2,219,913	542,250	2,762,163
Opening balance as of April 1, 2015	2,219,913	542,250	2,762,163
Increase (decrease) due to exchange rate differences	(384,825)	(96,763)	(481,588)
Closing balance as of December 31, 2015	1,835,088	445,487	2,280,575
Opening balance as of January 1, 2016	1,835,088	445,487	2,280,575
Increase (decrease) due to exchange rate differences	169,240	43,299	212,539
Closing balance as of March 31, 2016 (Unaudited)	2,004,328	488,786	2,493,114

The Company has two cash- generating units (CGUs), confirming the existence of two cash- generating units: “Air transportation” and, “Coalition and loyalty program Multiplus”. The CGU "Air transport" considers the transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, and in a developed series of regional and international routes in America, Europe and Oceania, while the CGU "Coalition and loyalty program Multiplus” works with an integrated network associated companies in Brazil.

The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of expected cash flows, before tax, which are based on the budget approved by the Board. Cash flows beyond the budget period are extrapolated using the estimated growth rates, which do not exceed the average rates of long-term growth. Base on growth expectation and long-term investment cycles, usually in the industry, these calculations use a pre-tax cash flow projections or ten years.

Management establish rates for annual growth, discount, inflation and exchange for each cash generating, as well as fuel prices, based on their key assumptions. The annual growth rate is based on past performance and management's expectations over market developments in each country where it operates. The discount rates used are in American Dollars for the CGU "Air transportation" and Brazilian Reals for CGU "Program coalition loyalty Multiplus", both of them before tax and reflect specific risks related to each country where the Company operates. Inflation and exchange rates are based on available data for each country and the information provided by the Central Bank of each country, and the fuel price is determined based on estimated production levels, competitive environment market in which they operate and its business strategy.

57

As of December 31, 2015 the recoverable values were determined using the following assumptions presented below:

		Air transportation	Coalition and loyalty
		CGU	program Multiplus CGU (2)
Annual growth rate (Terminal)%		1.5 and 2.5	4.7 and 6.4
Exchange rate (1)	R$/US$	4.15 and 5.21	4.15 and 5.21
Discount rate based on the weighted average cost of capital (WACC)%		10.5 and 11.5	-
Discount rate based on cost of equity (CoE)%		-	19.0 and 23.0
Fuel Price from futures price curves commodities markets	US$/barril	60-70	-

(1) In line with the expectations of the Central Bank of Brazil

(2) The flow, as well as annual growth rte and discount, are denominated in real.

The result of the impairment test, which includes a sensitivity analysis of the main variables, showed that the estimated recoverable amount is higher than carrying value of the book value of net assets allocated to the cash generating unit, and therefore impairment was not detected.

CGU´s are sensitive to rates for annual growth, discount and exchanges. The sensitivity analysis included the individual impact of changes in estimates critical in determining the recoverable amounts, namely:

			Decrease
	Increase	Increase	M inimum
	M aximum	M aximum	terminal
	WACC	CoE	growth rate
	%	%	%
Air transportation CGU	11.5	-	1.5
Coalition and loyalty program Multiplus CGU	-	23.0	4.4

In none of the previous cases impairment in the cash- generating unit was presented.

At March 31, 2016, have not been identified new impairment indications that requiring impairment test.

58

NOTE 16 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Acumulated depreciation		Net Book Value
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2016	2015	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Construction in progress (*)	947,055	1,142,812	-	-	947,055	1,142,812
Land	47,734	45,313	-	-	47,734	45,313
Buildings	134,733	131,816	(41,661)	(40,325)	93,072	91,491
Plant and equipment	9,633,564	9,683,764	(1,924,308)	(2,392,463)	7,709,256	7,291,301
Own aircraft	9,032,978	9,118,396	(1,726,538)	(2,198,682)	7,306,440	6,919,714
Other (**)	600,586	565,368	(197,770)	(193,781)	402,816	371,587
Machinery	39,594	36,569	(23,745)	(21,220)	15,849	15,349
Information technology equipment	161,019	154,093	(118,119)	(110,204)	42,900	43,889
Fixed installations and accessories	188,003	179,026	(97,029)	(90,068)	90,974	88,958
Motor vehicles	104,015	99,997	(68,178)	(64,047)	35,837	35,950
Leasehold improvements	129,226	124,307	(74,394)	(70,219)	54,832	54,088
Other property, plants and equipment	3,258,785	3,279,902	(1,179,580)	(1,150,396)	2,079,205	2,129,506
Financial leasing aircraft	3,112,928	3,151,405	(1,147,797)	(1,120,682)	1,965,131	2,030,723
Other	145,857	128,497	(31,783)	(29,714)	114,074	98,783
Total	14,643,728	14,877,599	(3,527,014)	(3,938,942)	11,116,714	10,938,657

(*) It includes pre-delivery payments to aircraft manufacturers for ThUS$ 871,951 (ThUS$ 1,016,007 as of December 31, 2015)

(**) Mainly considers rotable and tools.

59

(a)	The movement in the different categories of Property, plant and equipment:

										Other
						Information	Fixed			property,	Property,
				Plant and		technology	installations	Motor	Leasehold	plant and	Plant and
	Construction		Buildings	equipment		equipment	& accessories	vehicles	improvements	equipment	equipment
	in progress	Land	net	net		net	net	net	net	net	net
	ThUS$	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2015	937,279	57,988	167,006	6,954,089		51,009	43,783	1,965	56,523	2,503,434	10,773,076
Additions	9,142	-	-	112,683		1,165	557	17	9,445	33,388	166,397
Disposals	-	-	-	(5,187)		-	-	-	-	-	(5,187)
Retirements	-	-	-	(2,889)		(45)	(1)	-	-	(1,790)	(4,725)
Depreciation expenses	-	-	(941)	(132,222)		(4,129)	(4,083)	(73)	(4,199)	(43,991)	(189,638)
Foreing exchange	(45)	(6,073)	(16,130)	(93,311)		(2,938)	(457)	(366)	-	(109,916)	(229,236)
Other increases (decreases)	125,268	(1,066)	(58,188)	(12,934)		(459)	60,083	-	(1,226)	15,643	127,121
Changes, total	134,365	(7,139)	(75,259)	(133,860)		(6,406)	56,099	(422)	4,020	(106,666)	(135,268)
Closing balance as of March 31, 2015 (Unaudited)	1,071,644	50,849	91,747	6,820,229		44,603	99,882	1,543	60,543	2,396,768	10,637,808
Opening balance as of April 1, 2015	1,071,644	50,849	91,747	6,820,229		44,603	99,882	1,543	60,543	2,396,768	10,637,808
Additions	30,569	-	439	1,191,516		14,157	1,135	263	3,743	30,838	1,272,660
Disposals	-	-	(500)	(71,488	)(1)	(27)	-	(8)	-	(11)	(72,034)
Retirements	(1,262)	-	(956)	(35,351)		(59)	(475)	(4)	-	(7,112)	(45,219)
Depreciation expenses	-	-	(6,220)	(389,466)		(12,067)	(7,566)	(305)	(9,774)	(130,483)	(555,881)
Foreing exchange	(887)	(5,713)	(2,118)	(36,622)		(3,188)	(12,812)	(272)	(1,659)	(142,793)	(206,064)
Other increases (decreases)	42,748	177	9,099	(137,743)		470	8,794	308	1,235	(17,701)	(92,613)
Changes, total	71,168	(5,536)	(256)	520,846		(714)	(10,924)	(18)	(6,455)	(267,262)	300,849
Closing balance as of December 31, 2015	1,142,812	45,313	91,491	7,341,075		43,889	88,958	1,525	54,088	2,129,506	10,938,657
Opening balance as of January 1, 2016	1,142,812	45,313	91,491	7,341,075		43,889	88,958	1,525	54,088	2,129,506	10,938,657
Additions	4,036	-	-	482,337		1,433	29	1	2,512	1,605	491,953
Disposals	-	-	-	(9,856	)(2)	-	-	-	-	-	(9,856)
Retirements	(93)	-	-	(18,256)		(1)	-	-	-	(45)	(18,395)
Depreciation expenses	-	-	(634)	(136,086)		(3,934)	(3,341)	(72)	(3,213)	(38,884)	(186,164)
Foreing exchange	2,481	2,421	1,173	23,384		1,506	4,587	213	1,318	51,960	89,043
Other increases (decreases)	(202,181)	-	1,042	76,677		7	741	-	127	(64,937)	(188,524)
Changes, total	(195,757)	2,421	1,581	418,200		(989)	2,016	142	744	(50,301)	178,057
Closing balance as of March 31, 2016 (Unaudited)	947,055	47,734	93,072	7,759,275		42,900	90,974	1,667	54,832	2,079,205	11,116,714

(1)	During the first half of 2015 three Airbus A340 aircraft were sold.

During the second half of 2015 seven Dash-200 aircraft were sold.

During the second half of 2015 two Airbus A319 aircraft were sold.

(2)	During the first quarter of 2016 one Airbus A330 aircraft were sold.

60

(b)	Composition of the fleet:

		Aircraft included
		in the Company’s Property,				Operating		Total
		plant and equipment				leases		fleet
		As of		As of		As of	As of	As of		As of
		March 31,		December 31,		March 31,	December 31,	March 31,		December 31,
Aircraft	Model	2016		2015		2016	2015	2016		2015
		Unaudited				Unaudited		Unaudited
Boeing 767	300ER	34		34		4	4	38		38
Boeing 767	300F	8	(1)	8	(1)	3	3	11	(1)	11	(1)
Boeing 777	300ER	4		4		6	6	10		10
Boeing 777	Freighter	2	(2)	2	(2)	2	2	4	(2)	4
Boeing 787	800	6		6		4	4	10		10
Boeing 787	900	4		3		6	4	10		7
Airbus A319	100	38		38		12	12	50		50
Airbus A320	200	95		95		58	59	153		154
Airbus A321	200	28		26		10	10	38		36
Airbus A330	200	7		8		2	2	9		10
Airbus A350	900	2		1		-	-	2		1
Total		228		225		107	106	335		331

(1) Three aircraft leased to FEDEX

(2) One aircraft leased to DHL

(c)	Method used for the depreciation of Property, plant and equipment:

	Method	Useful life
		minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	20
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	5
Other property, plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	10	20

(*)	Except for certain technical components, which are depreciated on the basis of cycles and flight hours.

The aircraft with remarketing clause (**) under modality of financial leasing, which are depreciated according to the duration of their contracts, between 12 and 18 years. Its residual values are estimated according to market value at the end of such contracts.

(**)	Aircraft with remarketing clause are those that are required to sell at the end of the contract.

The depreciation charged to income in the period, which is included in the consolidated statement of income, amounts to ThUS$ 186,164 (ThUS$ 189,638 at December 31, 2015). Depreciation charges for the year are recognized in Cost of sales and administrative expenses in the consolidated statement of income.

61

(d)	Additional information regarding Property, plant and equipment:

(i)	Property, plant and equipment pledged as guarantee:

In the period ended March 31, 2016, direct guarantees by two Airbus A321-200 aircraft, one Boeing 787-9 aircraft and one Airbus A350-941aircraft were added.

Description of Property, plant and equipment pledged as guarantee:

			As of		As of
			March 31,		December 31,
			2016		2015
Creditor of	As sets		Existing	Book	Existing	Book
guarantee	committed	Fleet	Debt	Value	Debt	Value
			ThUS$	ThUS$	ThUS$	ThUS$
			Unaudited
Wilmington Trust Company	Aircraft and engines	Airbus A321 / A350	550,684	693,609	374,619	478,667
		Boeing 767	883,607	1,205,673	907,356	1,220,541
		Boeing 777 / 787	798,363	933,963	712,059	834,567
Banco Santander S.A.	Aircraft and engines	Airbus A319	56,570	94,032	58,527	95,387
		Airbus A320	509,383	741,717	524,682	749,192
		Airbus A321	35,471	44,917	36,334	45,380
BNP Paribas	Aircraft and engines	Airbus A319	149,766	228,607	154,828	229,798
		Airbus A320	141,228	189,869	145,506	192,957
Credit Agricole	Aircraft and engines	Airbus A319	34,472	80,108	37,755	84,129
		Airbus A320	104,594	208,667	115,339	214,726
		Airbus A321	48,125	96,151	50,591	97,257
JP Morgan	Aircraft and engines	Boeing 777	209,654	260,697	215,265	263,366
Wells Fargo	Aircraft and engines	Airbus A320	272,770	343,520	279,478	348,271
Bank of Utah	Aircraft and engines	Airbus A320	235,170	307,735	240,094	312,573
Natixis	Aircraft and engines	Airbus A320	53,667	86,247	56,223	81,355
		Airbus A321	404,313	533,920	413,201	542,594
Citibank N.A.	Aircraft and engines	Airbus A320	123,202	171,062	127,135	172,918
		Airbus A321	47,840	72,215	49,464	73,122
HSBC	Aircraft and engines	Airbus A320	52,209	63,671	53,583	64,241
KfW IPEX-Bank	Aircraft and engines	Airbus A320	12,939	16,669	13,593	16,838
PK AirFinance US, Inc.	Aircraft and engines	Airbus A320	60,632	48,104	62,514	48,691
Total direct guarantee			4,784,659	6,421,153	4,628,146	6,166,570

The amounts of existing debt are presented at nominal value. Book value corresponds to the carrying value of the goods provided as guarantees.

Additionally, there are indirect guarantees related to assets recorded in Property, plant and equipment whose total debt at March 31, 2016 amounted to ThUS$ 1,245,356 (ThUS$ 1,311,088 at December 31, 2015). The book value of assets with indirect guarantees as of March 31, 2016 amounts to ThUS$ 1,959,973 (ThUS$ 2,001,605 as of December 31, 2015).

62

(ii)	Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of	As of
	March 31,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Gross book value of fully depreciated property, plant and equipment still in use	98,134	129,766
Commitments for the acquisition of aircraft (*)	19,300,000	19,800,000

(*) Acording to the manufacturer’s price list.

Purchase commitment of aircraft

	Year of delivery
Manufacturer	2016	2017	2018	2019	2020	2021	Total
Airbus S.A.S.	20	22	24	12	14	13	105
A320-NEO	2	18	16	8	8	-	52
A321	13	-	-	-	-	-	13
A321-NEO	-	-	6	-	4	5	15
A350-1000	-	-	-	2	2	8	12
A350-900	5	4	2	2	-	-	13
The Boeing Company	2	1	4	6	-	-	13
B777	-	-	-	2	-	-	2
B787-8	-	-	4	4	-	-	8
B787-9	2	1	-	-	-	-	3
Total	22	23	28	18	14	13	118

On September 2015 the change of 6 Airbus A350-900 aircraft for 6 Airbus A350-1000 aircraft was signed. Additionally, on November 2015 the change of 6 Airbus A350-900 aircraft to 6 Airbus A350-1000 aircraft was signed.

As of March 31, 2016, as a result of the different aircraft purchase agreements signed with Airbus S.A.S., 80 aircraft Airbus A320 family, with deliveries between 2016 and 2021, and 25 Airbus aircraft A350 family with delivery dates starting from 2016 remain to be received.

The approximate amount is ThUS$ 16,200,000, according to the manufacturer’s price list. Additionally, the Company has valid purchase options for 4 Airbus A350 aircraft.

In April 2015 the change of 8 Boeing 787-8 aircraft for 8 Boeing 787-8 aircraft was signed.

As of March 31, 2016, and as a result of different aircraft purchase contracts signed with The Boeing Company, a total of 11 787 Dreamliner aircraft, with delivery dates between 2016 and 2019, and 2 Boeing 777 with delivery expected for 2019 remain to be received.

The approximate amount, according to the manufacturer's price list, is ThUS$ 3,100,000.

(iii)	Capitalized interest costs with respect to Property, plant and equipment.

63

		For the periods ended
		March 31,
		2016	2015
		Unaudited
Average rate of capitalization of capitalized interest costs	%	3.13	2.77
Costs of capitalized interest	ThUS$	3,560	6,192

(iv)	Financial leases

The detail of the main financial leases is as follows:

			As of	As of
			March 31,	December 31,
Lessor	Aircraft	Model	2016	2015
			Unaudited
Agonandra Statutory Trust	Airbus A320	200	-	2
Amendoeira Leasing Trust	Airbus A319	100	1	-
Becacina Leasing LLC	Boeing 767	300ER	1	1
Caiquen Leasing LLC	Boeing 767	300F	1	1
Cernicalo Leasing LLC	Boeing 767	300F	2	2
Chirihue Leasing Trust	Boeing 767	300F	2	2
Cisne Leasing LLC	Boeing 767	300ER	2	2
Codorniz Leasing Limited	Airbus A319	100	2	2
Conure Leasing Limited	Airbus A320	200	2	2
Figueira Leasing LLC	Airbus A320	200	1	-
Flamenco Leasing LLC	Boeing 767	300ER	1	1
FLYAFI 1 S.R.L.	Boeing 777	300ER	1	1
FLYAFI 2 S.R.L.	Boeing 777	300ER	1	1
FLYAFI 3 S.R.L.	Boeing 777	300ER	1	1
Forderum Holding B.V. (GECAS)	Airbus A320	200	2	2
Garza Leasing LLC	Boeing 767	300ER	1	1
General Electric Capital Corporation	Airbus A330	200	3	3
Intraelo BETA Corpotation (KFW)	Airbus A320	200	1	1
Juliana Leasing Limited	Airbus A320	200	-	2
Jacarandá Leasing Limited	Airbus A320	200	1	-
Loica Leasing Limited	Airbus A319	100	2	2
Loica Leasing Limited	Airbus A320	200	2	2
Mirlo Leasing LLC	Boeing 767	300ER	1	1
NBB Rio de Janeiro Lease CO and Brasilia Lease LLC (BBAM)	Airbus A320	200	1	1
NBB São Paulo Lease CO. Limited (BBAM)	Airbus A321	200	1	1
Osprey Leasing Limited	Airbus A319	100	8	8
Petrel Leasing LLC	Boeing 767	300ER	1	1
Pilpilen Leasing Limited	Airbus A320	200	4	4
Pochard Leasing LLC	Boeing 767	300ER	2	2
Quetro Leasing LLC	Boeing 767	300ER	3	3
SG Infraestructure Italia S.R.L.	Boeing 777	300ER	1	1
SL Alcyone LTD (Showa)	Airbus A320	200	1	1
TMF Interlease Aviation B.V.	Airbus A330	200	-	1
TMF Interlease Aviation II B.V.	Airbus A319	100	4	5
TMF Interlease Aviation II B.V.	Airbus A320	200	-	2
Tricahue Leasing LLC	Boeing 767	300ER	3	3
Wacapou LeasingS.A	Airbus A320	200	1	1
Total			61	66

64

Financial leasing contracts where the Company acts as the lessee of aircrafts establish duration between 12 and 18 year terms and semi-annual, quarterly and monthly payments of obligations.

Additionally, the lessee will have the obligation to contract and maintain active the insurance coverage for the aircraft, perform maintenance on the aircraft and update the airworthiness certificates at their own cost.

Fixed assets acquired under financial leases are classified as Other property, plant and equipment. As of March 31, 2016 the Company had sixty one aircraft (sixty six aircraft as of December 31, 2015).

As of March 31, 2016, as a result of the transfer plan fleet of TAM Linhas Aéreas S.A. to LATAM Airlines Group S.A., the Company declined its number of aircraft leasing in four Airbus A320-200 and one Airbus A330-200 aircraft.

The book value of assets under financial leases as of March 31, 2016 amounts to ThUS$ 1,965,131 (ThUS$ 2,030,723 at December 31, 2015).

The minimum payments under financial leases are as follows:

	As of March 31, 2016 (Unaudited)			As of December 31, 2015
	Gross		Present	Gross		Present
	Value	Interest	Value	Value	Interest	Value
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
No later than one year	343,710	(44,059)	299,651	360,862	(47,492)	313,370
Between one and five years	928,372	(66,857)	861,515	1,003,237	(75,363)	927,874
Over five years	85,788	(960)	84,828	95,050	(1,406)	93,644
Total	1,357,870	(111,876)	1,245,994	1,459,149	(124,261)	1,334,888

NOTE 17 - CURRENT AND DEFERRED TAXES

In the period ended March 31, 2016, the income tax provision was calculated at the rate of 24% for the business year 2016, in accordance with the recently enacted Law No. 20,780 published in the Official Journal of the Republic of Chile on September 29, 2014.

Among the main changes is the progressive increase of the First Category Tax which will reach 27% in 2018 if the "Partially Integrated Taxation System"(*) is chosen. Alternatively, if the Company chooses the "Attributed Income Taxation System"(*) the top rate would reach 25% in 2017.

As LATAM Airlines Group S.A. is a public company, by default it must choose the "Partially Integrated Taxation System", unless a future Extraordinary Meeting of Shareholders of the Company agrees, by a minimum of 2/3 of the votes, to choose the "Attributed Income Taxation System". This decision must be taken at the latest in the last quarter of 2016.

65

On February 8, 2016, an amendment to the abovementioned Law was issued (as Law 20,899) stating, as its main amendments, that Companies such Latam Airlines Group S.A. had to mandatorily choose the "Partially Integrated Taxation System"(*) and could not elect to use the other system.

Deferred tax assets and liabilities are offset if there is a legal right to offset assets and liabilities for income taxes relating to the same entity and tax authority.

(*) The Partially Integrated Taxation System is one of the tax regimes approved through the Tax Reform previously mentioned, which is based on the taxation by the perception of profits and the Attributed Income Taxation System is based on the taxation by the accrual of profits.

(a)	Current taxes

(a.1)	The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2016	2015	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provisional monthly payments (advances)	42,103	43,935	-	-	42,103	43,935
Other recoverable credits	24,747	20,080	25,629	25,629	50,376	45,709
Total current tax assets	66,850	64,015	25,629	25,629	92,479	89,644

(a.2)	The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2016	2015	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Income tax provision	25,712	19,001	-	-	25,712	19,001
Additional tax provision	87	377	-	-	87	377
Total current tax liabilities	25,799	19,378	-	-	25,799	19,378

66

(b)	Deferred taxes

The balances of deferred tax are the following:

	Assets		Liabilities
	As of	As of	As of	As of
Concept	March 31,	December 31,	March 31,	December 31,
	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Depreciation	(45,072)	(14,243)	1,127,225	1,103,017
Leased assets	(87,036)	(25,299)	219,753	137,741
Amortization	(5,607)	(5,748)	69,022	92,313
Provisions	257,562	210,992	(88,386)	(70,028)
Revaluation of financial instruments	-	709	(11,397)	(7,575)
Tax losses	253,798	212,067	(874,009)	(797,715)
Revaluation property, plant and equipment	-	-	-	(4,081)
Intangibles	-	-	399,756	355,952
Others	(2,711)	(1,883)	15,175	1,941
Total	370,934	376,595	857,139	811,565

The balance of deferred tax assets and liabilities are composed primarily of temporary differences to be reversed in the long term.

Movements of Deferred tax assets and liabilities

(a) From January 1 to March 31, 2015 (Unaudited)

	Opening	Recognized in	Recognized in	Exchange		Ending
	balance	consolidated	comprehensive	rate		balance
	Assets/(liabilities)	income	income	variation	Others	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(871,640)	(50,807)	-	4,594	-	(917,853)
Leased assets	(185,775)	12,519	-	4,197	-	(169,059)
Amortization	(160,100)	4,919	-	2,478	-	(152,703)
Provisions	351,077	(17,635)	-	(68,216)	-	265,226
Revaluation of financial instruments	12,806	22,482	(21,366)	(1,710)	-	12,212
Tax losses(*)	722,749	83,524	-	(17,947)	-	788,326
Revaluation propety, plant and equipment	5,999	6,885	-	(7,916)	-	4,968
Intangibles	(523,275)	-	-	90,007	-	(433,268)
Others	3,588	(8,341)	-	1,521	1,384	(1,848)
Total	(644,571)	53,546	(21,366)	7,008	1,384	(603,999)

67

(b) From April 1 to December 31, 2015

	Opening	Recognized in	Recognized in	Exchange		Ending
	balance	consolidated	comprehensive	rate		balance
	Assets/(liabilities)	income	income	variation	Others	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(917,853)	(217,084)	-	3,946	-	(1,130,991)
Leased assets	(169,059)	(85,849)	-	3,606	-	(251,302)
Amortization	(152,703)	79,411	-	2,128	-	(71,164)
Provisions	265,226	167,997	3,911	(58,597)	-	378,537
Revaluation of financial instruments	12,212	(2,722)	263	(1,469)	-	8,284
Tax losses(*)	788,326	236,873	-	(15,417)	-	1,009,782
Revaluation propety, plant and equipment	4,968	5,914	-	(6,801)	-	4,081
Intangibles	(433,268)	(8,362)	-	77,316	-	(364,314)
Others	(1,848)	41,180	-	(48,986)	(8,229)	(17,883)
Total	(603,999)	217,358	4,174	(44,274)	(8,229)	(434,970)

(c) From January 1 to March 31, 2016 (Unaudited)

	Opening	Recognized in	Recognized in	Exchange		Ending
	balance	consolidated	comprehensive	rate		balance
	Assets/(liabilities)	income	income	variation	Others	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(1,130,991)	(39,540)	-	(1,766)	-	(1,172,297)
Leased assets	(251,302)	(53,874)	-	(1,613)	-	(306,789)
Amortization	(71,164)	(2,513)	-	(952)	-	(74,629)
Provisions	378,537	(59,222)	413	26,220	-	345,948
Revaluation of financial instruments	8,284	10,167	(7,711)	657	-	11,397
Tax losses (*)	1,009,782	111,127	-	6,898	-	1,127,807
Revaluation propety, plant and equipment	4,081	(7,124)	-	3,043	-	-
Intangibles	(364,314)	(846)	-	(34,596)	-	(399,756)
Others	(17,883)	(13,891)	-	12,250	1,638	(17,886)
Total	(434,970)	(55,716)	(7,298)	10,141	1,638	(486,205)

Deferred tax assets not recognized:

	As of	As of
	March 31,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Tax losses	34,633	15,513
Total Deferred tax assets not recognized	34,633	15,513

Deferred tax assets on tax loss carry-forwards, are recognized to the extent that it is likely to provide relevant tax benefit through future taxable profits. At March 31, 2016, the Company has not recognized deferred tax assets of ThUS$ 34,633 (ThUS$ 15,513 at December 31, 2015) according with a loss of ThUS$ 101,862 (ThUS$ 45,628 at December 31, 2015) to offset against future years tax benefits.

68

Deferred tax expense and current income taxes:

	For the period ended
	March 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Current tax expense
Current tax expense	24,490	29,794
Adjustment to previous period’s current tax	2,121	199
Total current tax expense, net	26,611	29,993

Deferred tax expense
Deferred expense for taxes related to the creation and reversal of temporary differences	55,716	(53,546)
Total deferred tax expense, net	55,716	(53,546)
Income tax expense	82,327	(23,553)

Composition of income tax expense (income):

	For the period ended
	March 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Current tax expense, net, foreign	25,687	28,689
Current tax expense, net, Chile	924	1,304
Total current tax expense, net	26,611	29,993

Deferred tax expense, net, foreign	48,739	(33,218)
Deferred tax expense, net, Chile	6,977	(20,328)
Deferred tax expense, net, total	55,716	(53,546)
Income tax expense	82,327	(23,553)

Profit before tax by the legal tax rate in Chile (24% and 22.5% at March 31, 2016 and 2015, respectively)

69

	For the period ended		For the period ended
	March 31,		March 31,
	2016	2015	2016	2015
	ThUS$	ThUS$	%	%
	Unaudited		Unaudited
Tax expense using the legal rate(*)	44,288	(14,288)	24.00	22.50
Tax effect of rates in other jurisdictions	14,774	1,039	8.01	(1.64)
Tax effect of non-taxable operating revenues	(20,214)	(30,197)	(10.95)	47.55
Tax effect of disallowable expenses	41,266	17,977	22.36	(28.31)
Other increases (decreases) in legal tax charge	2,213	1,916	1.20	(3.02)
Total adjustments to tax expense using the legal rate	38,039	(9,265)	20.62	14.58
Tax expense using the effective rate	82,327	(23,553)	44.62	37.08

(*) On September 29, 2014, Law No. 20,780 "Amendment to the system of income taxation and introduces various adjustments in the tax system." was published in the Official Journal of the Republic of Chile. Within major tax reforms that this law contains, the First- Category Tax rate is gradually modified from 2014 to 2018 and should be declared and paid in tax year 2015.

Thus, at March 31, 2016 the Company presents the reconciliation of income tax expense and legal tax rate considering the rate increase.

Deferred taxes related to items charged to net equity:

	For the period ended
	March 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Aggregate deferred taxation of components of other comprehensive income	(7,298)	(21,366)
Aggregate deferred taxation related to items charged to net equity	(449)	(713)

(*) Correspond to the tax by tax rate increases Law No. 20,780, tax reform, published in the Official Journal of the Republic of Chile on September 29, 2014.

70

NOTE 18 - OTHER FINANCIAL LIABILITIES

The composition of Other financial liabilities is as follows:

	As of	As of
	March 31,	December 31,
	2016	2015
	ThUS$	ThUS$
Current
(a) Interest bearing loans	1,553,996	1,510,146
(b) Hedge derivatives	87,567	134,089
Total current	1,641,563	1,644,235

Non-current
(a) Interest bearing loans	7,673,334	7,516,257
(b) Hedge derivatives	14,070	16,128
Total non-current	7,687,404	7,532,385

(a)	Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of	As of
	March 31,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Current
Loans to exporters	390,289	387,409
Bank loans	85,436	80,188
Guaranteed obligations	628,625	591,148
Other guaranteed obligations	24,502	32,513
Subtotal bank loans	1,128,852	1,091,258
Obligation with the public	37,763	10,999
Financial leases	303,531	324,859
Other loans	83,850	83,030
Total current	1,553,996	1,510,146
Non-current
Bank loans	450,177	564,128
Guaranteed obligations	4,311,706	4,122,995
Other guaranteed obligations (1)	275,000	-
Subtotal bank loans	5,036,883	4,687,123
Obligation with the public (2)	1,297,537	1,294,882
Financial leases	917,277	1,015,779
Other loans	421,637	518,473
Total non-current	7,673,334	7,516,257
Total obligations with financial institutions	9,227,330	9,026,403

71

(1) On March 29, 2016, LATAM Airlines Group S.A. He performed the closing of a new financing - Revolving Credit Facility (RCF). The credit line will be guaranteed by TAM Linhas Aereas S.A. and Transporte Aereo S.A.

The total amount committed and disbursed to March 30, 2016 was for a total of MUS $ 275,000. The financing term is 3 years.

The company will pay a coupon (a) plus a fee (b) based on the amount utilization rotated quarterly. The amount available but not willing, it will pay a quarterly commitment fee (c).

a.	Interests: L3M + 200 bps annual
b.	Utilization fee: If the rotated amount is less than 33% will be to increase 10bps; in case to be between 33% and 66% should be of score a 25bps; and if more than 66% it should adding 50bps
c.	Commitment Fee: 0.625% per annum

The line is secured with collateral asset basis; such collateral is composed of: aircraft, engines and spare parts

This funding requires must compliance with liquidity ratio and certain ratios of collateral.

(2) On June 9, 2015 LATAM Airlines Group S.A. has issued and placed on the international market under Rule 144-A and Regulation S of the securities laws of the United States of America, unsecured long-term bonds in the amount of US$ 500,000,000, maturing 2020, interest rate of 7.25% per annum.

As reported in the Essential Matter of May 20 and June 5, 2015, the Issuance and placement of the Bonds 144-A shall be: (i) finance the repurchase, conversion and redemption of secured long-term bonds issued by the company TAM Capital 2 Inc., under Rule 144-A and Regulation S of the securities laws of the United States of America, maturing 2020; (ii) in the event there is any remnant fund other general corporate purposes. The aforementioned bonds TAM Capital 2 Inc. were redeemed in whole (US$ 300,000,000) through a process of exchange for new bonds dated June 9, 2015 and then the remaining bonds were redeemed by running the prepay dated June 18, 2015.

All interest-bearing liabilities are recorded using the effective interest rate method. Under IFRS, the effective interest rate for loans with a fixed interest rate does not vary throughout the loan, while in the case of loans with variable interest rates, the effective rate changes on each date of reprising of the loan.

Currency balances that make the interest bearing loans:

	As of	As of
	March 31,	December 31,
	2016	2015
Currency	ThUS$	ThUS$
	Unaudited
Brazilian real	3,198	3,387
Chilean peso (U.F.)	263,583	210,423
US Dollar	8,960,549	8,812,593
Total	9,227,330	9,026,403

72

Interest - bearing loans due in installments to March 31, 2016 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	US$	100,000	-	-	-	-	100,000	100,244	-	-	-	-	100,244	At Expiration	1.33	1.33
97.036.000-K	SANTANDER	Chile	US$	100,000	-	-	-	-	100,000	100,092	-	-	-	-	100,092	At Expiration	1.80	1.80
97.030.000-7	ESTADO	Chile	US$	57,357	-	-	-	-	57,357	57,663	-	-	-	-	57,663	At Expiration	4.91	4.91
97.004.000-5	CHILE	Chile	US$	50,000	-	-	-	-	50,000	50,000	-	-	-	-	50,000	At Expiration	1.44	1.44
97,003,000-K	BANCO DO BRASIL	Chile	US$	70,000	-	-	-	-	70,000	70,274	-	-	-	-	70,274	At Expiration	2.82	2.82
97.951.000-4	HSBC	Chile	US$	12,000	-	-	-	-	12,000	12,016	-	-	-	-	12,016	At Expiration	0.75	0.75

Bank loans

97.023.000-9	CORP BANCA	Chile	UF	18,828	56,485	99,503	31,831	-	206,647	19,637	56,485	95,156	34,642	-	205,920	Quarterly	4.16	4.16
0-E	BLADEX	U.S.A.	US$	2,500	5,000	27,500	15,000	-	50,000	3,245	5,000	27,125	14,875	-	50,245	Semiannual	4.58	4.58
0-E	DVB BANK SE	U.S.A.	US$	-	-	95,784	-	-	95,784	20	-	95,784	-	-	95,804	Quarterly	1.69	1.69
97.036.000-K	SANTANDER	Chile	US$	-	-	179,835	-	-	179,835	555	-	179,835	-	-	180,390	Quarterly	2.53	2.53

Obligations with the public
0-E	BANK OF YORK	U.S.A.	US$	-	-	-	500,000	-	500,000	12,184	-	-	487,033	-	499,217	At Expiration	7.77	7.25

Guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	33,150	92,639	225,081	49,773	8,935	409,578	33,943	92,639	223,742	49,773	8,935	409,032	Quarterly	1.93	1.77
0-E	BNP PARIBAS	U.S.A.	US$	8,261	25,275	71,526	75,452	130,720	311,234	9,412	25,275	71,103	75,362	130,720	311,872	Quarterly	2.45	2.41
0-E	WELLS FARGO	U.S.A.	US$	31,032	93,927	256,672	265,948	502,277	1,149,856	35,046	93,927	229,700	253,830	492,745	1,105,248	Quarterly	2.25	1.64
0-E	WILMINGTON TRUST	U.S.A.	US$	19,386	49,124	121,787	130,291	628,097	948,685	25,117	49,124	117,414	127,909	623,344	942,908	Quarterly	4.25	4.25
0-E	CITIBANK	U.S.A.	US$	17,157	52,130	144,101	151,774	234,798	599,960	18,707	52,130	134,944	147,536	230,441	583,758	Quarterly	2.49	1.74
97.036.000-K	SANTANDER	Chile	US$	5,264	15,945	43,781	45,655	43,791	154,436	5,559	15,945	41,751	44,899	43,534	151,688	Quarterly	1.57	1.03
0-E	BTMU	U.S.A.	US$	2,732	8,305	22,947	24,166	36,091	94,241	2,924	8,305	21,533	23,570	35,757	92,089	Quarterly	1.92	1.32
0-E	APPLE BANK	U.S.A.	US$	1,343	4,077	11,290	11,907	18,193	46,810	1,508	4,077	10,587	11,609	18,021	45,802	Quarterly	2.02	1.42
0-E	US BANK	U.S.A.	US$	14,566	44,198	121,613	127,272	268,906	576,555	17,248	44,198	103,828	119,065	261,828	546,167	Quarterly	3.99	2.81
0-E	DEUTS CHE BANK	U.S.A.	US$	4,838	14,820	30,556	26,113	55,603	131,930	5,435	14,820	30,556	26,113	55,603	132,527	Quarterly	3.62	3.62
0-E	NATIXIS	France	US$	11,848	36,354	97,024	81,188	231,565	457,979	12,508	36,354	97,024	81,188	231,565	458,639	Quarterly	2.22	2.19
0-E	HSBC	U.S.A.	US$	1,388	4,201	11,605	12,188	22,829	52,211	1,530	4,201	11,605	12,188	22,829	52,353	Quarterly	2.58	1.77
0-E	PKAIRFINANCE	U.S.A.	US$	1,915	5,949	17,474	20,091	15,204	60,633	1,972	5,949	17,474	20,091	15,204	60,690	Mensual	2.14	2.14
0-E	KFW IP EX-BANK	Germany	US$	2,204	6,776	18,254	14,546	1,103	42,883	2,233	6,776	18,254	14,546	1,103	42,912	Quarterly	2.27	2.27
-	SWAP Aviones llegados	-	US$	478	1,285	2,312	571	-	4,646	478	1,285	2,312	571	-	4,646	Quarterly	-	-
Other guaranteed obligations
0-E	CITIBANK	U.S.A.	US$	-	-	275,000	-	-	275,000	48	-	275,000	-	-	275,048	Quarterly	3.13	3.13
0-E	DVB BANK SE	U.S.A.	US$	8,100	16,338	-	-	-	24,438	8,116	16,338	-	-	-	24,454	Quarterly	2.32	2.32
Financial leases
0-E	ING	U.S.A.	US$	8,212	20,069	35,466	23,143	-	86,890	8,942	20,069	34,722	23,032	-	86,765	Quarterly	5.26	4.68
0-E	CREDIT AGRICOLE	France	US$	1,689	5,197	5,403	-	-	12,289	1,727	5,197	5,403	-	-	12,327	Quarterly	1.59	1.59
0-E	CITIBANK	U.S.A.	US$	4,750	14,653	42,326	30,967	-	92,696	5,532	14,653	41,359	30,819	-	92,363	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US$	15,454	47,383	97,911	16,921	-	177,669	16,639	47,383	96,473	16,859	-	177,354	Quarterly	5.37	4.77
0-E	BNP PARIBAS	U.S.A.	US$	10,102	31,077	75,843	26,128	-	143,150	10,629	31,077	74,597	26,024	-	142,327	Quarterly	4.14	3.70
0-E	WELLS FARGO	U.S.A.	US$	4,555	13,907	38,858	41,588	18,201	117,109	4,940	13,907	37,638	41,215	18,156	115,856	Quarterly	3.98	3.54
0-E	DVB BANK S E	U.S.A.	US$	4,599	13,954	9,447	-	-	28,000	4,649	13,954	9,447	-	-	28,050	Quarterly	2.09	2.09
0-E	BANC OF AMERICA	U.S.A.	US$	1,736	360	-	-	-	2,096	1,738	360	-	-	-	2,098	Mensual	1.41	1.41
Other loans
0-E	BOEING	U.S.A.	US$	-	-	75,993	-	-	75,993	1,897	-	75,993	-	-	77,890	At Expiration	1.79	1.79
0-E	CITIBANK (*)	U.S.A.	US$	19,452	61,353	176,791	173,043	-	430,639	20,600	61,353	173,148	172,496	-	427,597	Quarterly	6.00	6.00
	Total			644,896	740,781	2,431,683	1,895,556	2,216,313	7,929,229	685,007	740,781	2,353,507	1,855,245	2,189,785	7,824,325

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada.

73

Interest-bearing loans due in installments to March 31, 2016 (Unaudited)

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	Three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	Three	five	five	nominal	90	to one	three	Five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans
0-E	NEDERLANDS CHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holand	US$	117	361	1,046	1,179	534	3,237	133	361	1,047	1,179	534	3,254	Monthly	6.01	6.01
Obligation with the public
0-E	THE BANK OF NEW YORK	U.S.A.	US$	-	-	300,000	-	500,000	800,000	23,746	1,833	304,837	4,760	500,907	836,083	At Expiration	8.17	8.00
Financial leases
0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	2,000	6,171	17,789	15,573	-	41,533	2,195	6,171	17,789	15,573	-	41,728	Monthly	1.25	1.25
0-E	AIRBUS FINANCIAL	U.S.A.	US$	1,754	5,347	14,901	13,501	-	35,503	1,819	5,347	14,901	13,501	-	35,568	Monthly	1.43	1.43
0-E	DVB BANK SE	U.S.A.	US$	118	355	164	-	-	637	119	355	164	-	-	638	Monthly	1.64	1.64
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	3,683	11,226	5,198	-	-	20,107	3,726	11,226	5,198	-	-	20,150	Monthly	1.25	1.25
0-E	KFW IPEX-BANK	Germany	US$	579	1,737	1,543	-	-	3,859	586	1,737	1,544	-	-	3,867	Monthly/Quarterly	1.72	1.72
0-E	NATIXIS	France	US$	1,383	6,680	17,727	20,099	66,627	112,516	1,856	6,680	17,727	20,099	66,627	112,989	Quarterly/Semiannual	3.85	3.85
0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	1,294	20,475	-	-	-	21,769	1,331	20,475	-	-	-	21,806	Monthly	1.75	1.75
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	375	1,078	2,563	13,970	-	17,986	408	1,078	2,563	13,970	-	18,019	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	8,225	25,325	72,187	198,601	-	304,338	9,591	25,325	72,187	198,602	-	305,705	Quarterly	3.63	3.55
0-E	BANCO IBM S.A	Brazil	BRL	238	714	706	-	-	1,658	238	714	706	-	-	1,658	Monthly	14.14	14.14
0-E	HP FINANCIAL SERVICE	Brazil	BRL	189	594	-	-	-	783	189	594	-	-	-	783	Monthly	10.02	10.02
0-E	SOCIETE GENERALE	Francia	BRL	94	281	382	-	-	757	94	281	382	-	-	757	Monthly	14.14	14.14

	Total			20,049	80,344	434,206	262,923	567,161	1,364,683	46,031	82,177	439,045	267,684	568,068	1,403,005

	Total consolidated			664,945	821,125	2,865,889	2,158,479	2,783,474	9,293,912	731,038	822,958	2,792,552	2,122,929	2,757,853	9,227,330

74

Interest-bearing loans due in installments to December 31, 2015

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No .	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	US$	100,000	-	-	-	-	100,000	100,183	-	-	-	-	100,183	At Expiration	1.00	1.00
97.036.000-K	SANTANDER	Chile	US$	100,000	-	-	-	-	100,000	100,067	-	-	-	-	100,067	At Expiration	1.44	1.44
97.030.000-7	ESTADO	Chile	US$	55,000	-	-	-	-	55,000	55,088	-	-	-	-	55,088	At Expiration	1.05	1.05
97.004.000-5	CHILE	Chile	US$	50,000	-	-	-	-	50,000	50,006	-	-	-	-	50,006	At Expiration	1.42	1.42
97,003,000-K	BANCO DO BRAS IL	Chile	US$	70,000	-	-	-	-	70,000	70,051	-	-	-	-	70,051	At Expiration	1.18	1.18
97.951.000-4	HSBC	Chile	US$	12,000	-	-	-	-	12,000	12,014	-	-	-	-	12,014	At Expiration	0.66	0.66

Bank loans
97.023.000-9	CORP BANCA	Chile	UF	17,631	52,893	105,837	34,774	-	211,135	18,510	52,892	104,385	34,635	-	210,422	Quarterly	4.18	4.18
0-E	BLADEX	U.S.A.	US$	-	7,500	27,500	15,000	-	50,000	134	7,500	27,125	14,875	-	49,634	Semiannual	4.58	4.58
0-E	DVB BANK S E	U.S.A.	US$	-	-	153,514	-	-	153,514	14	-	153,514	-	-	153,528	Quarterly	1.67	1.67
97.036.000-K	SANTANDER	Chile	US$	-	-	226,712	-	-	226,712	650	-	226,712	-	-	227,362	Quarterly	2.24	2.24
Obligations with the public
0-E	BANK OF YORK	U.S.A.	US$	-	-	-	500,000	-	500,000	2,383	-	-	486,962	-	489,345	At Expiration	7.77	7.25
Guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	29,633	88,188	204,722	54,074	12,410	389,027	30,447	88,189	203,286	54,074	12,410	388,406	Quarterly	1.83	1.66
0-E	BNP PARIBAS	U.S.A.	US$	8,162	25,012	70,785	75,028	140,410	319,397	9,243	25,012	70,335	74,917	140,407	319,914	Quarterly	2.29	2.22
0-E	WELLS FARGO	U.S.A.	US$	30,895	93,511	255,536	264,770	536,039	1,180,751	34,933	93,511	227,704	252,054	525,257	1,133,459	Quarterly	2.27	1.57
0-E	WILMINGTON TRUST	U.S.A.	US$	-	48,264	85,183	90,694	451,555	675,696	5,691	48,263	81,867	88,977	448,016	672,814	Quarterly	4.25	4.25
0-E	CITIBANK	U.S.A.	US$	17,042	51,792	143,168	150,792	254,208	617,002	18,545	51,792	133,740	146,362	249,406	599,845	Quarterly	2.40	1.64
97.036.000-K	SANTANDER	Chile	US$	5,233	15,862	43,552	45,416	49,606	159,669	5,514	15,862	41,434	44,599	49,281	156,690	Quarterly	1.47	0.93
0-E	BTMU	U.S.A.	US$	2,714	8,250	22,801	24,007	39,182	96,954	2,897	8,250	21,336	23,376	38,789	94,648	Quarterly	1.82	1.22
0-E	APPLE BANK	U.S.A.	US$	1,333	4,055	11,211	11,828	19,715	48,142	1,478	4,056	10,483	11,513	19,515	47,045	Quarterly	1.72	1.12
0-E	US BANK	U.S.A.	US$	14,483	43,948	120,924	126,550	285,134	591,039	17,232	43,948	102,607	117,968	277,195	558,950	Quarterly	3.99	2.81
0-E	DEUTS CHE BANK	U.S.A.	US$	4,767	14,667	32,449	25,826	58,989	136,698	5,342	14,666	32,448	25,826	58,989	137,271	Quarterly	3.40	3.40
0-E	NATIXIS	France	US$	11,698	35,914	97,434	83,289	241,088	469,423	12,351	35,914	97,434	83,289	241,088	470,076	Quarterly	2.08	2.05
0-E	HSBC	U.S.A.	US$	1,374	4,180	11,533	12,112	24,384	53,583	1,504	4,180	11,533	12,112	24,384	53,713	Quarterly	2.40	1.59
0-E	PK AIRFINANCE	U.S.A.	US$	1,882	5,846	17,171	19,744	17,871	62,514	1,937	5,846	17,171	19,744	17,871	62,569	Monthly	2.04	2.04
0-E	KFWIPEX-BANK	Germany	US$	653	2,028	5,314	3,958	1,640	13,593	655	2,028	5,314	3,958	1,640	13,595	Quarterly	2.45	2.45
-	SWAP Avionesllegados	-	US$	502	1,360	2,521	765	-	5,148	502	1,360	2,521	765	-	5,148	Quarterly	-	-
Other guaranteed obligations
0-E	DVB BANK SE	U.S.A.	US$	8,054	24,438	-	-	-	32,492	8,075	24,438	-	-	-	32,513	Quarterly	2.32	2.32
Financial leases
0-E	ING	U.S.A.	US$	8,108	23,191	36,868	26,831	-	94,998	8,894	23,191	36,066	26,682	-	94,833	Quarterly	5.13	4.57
0-E	CREDIT AGRICOLE	France	US$	1,666	5,131	7,158	-	-	13,955	1,700	5,131	7,158	-	-	13,989	Quarterly	1.28	1.28
0-E	CITIBANK	U.S.A.	US$	4,687	14,447	41,726	36,523	-	97,383	5,509	14,447	40,684	36,330	-	96,970	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US$	15,246	46,858	108,403	22,407	-	192,914	16,536	46,858	106,757	22,324	-	192,475	Quarterly	5.37	4.77
0-E	BNP P ARIBAS	U.S.A.	US$	9,956	30,678	81,373	31,100	-	153,107	10,494	30,678	79,983	30,958	-	152,113	Quarterly	4.08	3.64
0-E	WELLS FARGO	U.S.A.	US$	4,519	13,784	38,531	41,238	23,556	121,628	4,919	13,784	37,247	40,819	23,486	120,255	Quarterly	3.98	3.54
0-E	DVB BANK SE	U.S.A.	US$	4,567	13,873	14,127	-	-	32,567	4,625	13,873	14,127	-	-	32,625	Quarterly	2.06	2.06
0-E	BANC OF AMERICA	U.S.A.	US$	674	2,096	-	-	-	2,770	676	2,096	-	-	-	2,772	Monthly	1.41	1.41
Other loans
0-E	BOEING	U.S.A.	US$	-	-	151,362	-	-	151,362	2,294	-	151,363	-	-	153,657	At Expiration	1.80	1.80
0-E	CITIBANK (*)	U.S.A.	US$	19,361	60,251	174,178	196,210	-	450,000	20,485	60,251	174,178	192,932	-	447,846	Quarterly	6.00	6.00
	Total			611,840	738,017	2,291,593	1,892,936	2,155,787	7,690,173	641,578	738,016	2,218,512	1,846,051	2,127,734	7,571,891

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada.

75

Interest-bearing loans due in installments to December 31, 2015

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Préstamos bancarios
0-E	NEDERLANDS CHE
	CREDIETVERZEKERING MAATS CHAPPIJ	Holland	US$	115	356	1,031	1,162	689	3,353	132	356	1,031	1,162	689	3,370	Monthly	6.01	6.01
Obligaciones conel público
0-E	THE BANK OF NEW YORK	U.S.A.	US$	-	-	300,000	-	500,000	800,000	7,506	1,110	301,722	5,171	501,027	816,536	At Expiration	8.17	8.00
Arrendamientos financieros
0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	1,972	6,085	17,540	17,908	-	43,505	2,176	6,085	17,540	17,908	-	43,709	Monthly	1.25	1.25
0-E	AIRBUS FINANCIAL	U.S.A.	US$	3,370	10,397	20,812	15,416	-	49,995	3,461	10,396	20,813	15,416	-	50,086	Monthly	1.43	1.43
0-E	CREDIT AGRICOLE-CIB	U.S.A.	US$	4,500	-	-	-	-	4,500	4,528	-	-	-	-	4,528	Quarterly	3.25	3.25
0-E	DVB BANK SE	U.S.A.	US$	118	355	282	-	-	755	120	355	282	-	-	757	Monthly	1.64	1.64
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	3,654	11,137	8,970	-	-	23,761	3,697	11,137	8,970	-	-	23,804	Monthly	1.25	1.25
0-E	KFW IP EX-BANK	Germany	US$	3,097	6,401	15,186	12,215	-	36,899	3,163	6,401	15,186	12,215	-	36,965	Monthly/Quarterly	1.72	1.72
0-E	NATIXIS	France	US$	2,505	5,387	17,359	19,682	70,087	115,020	3,476	5,387	17,360	19,682	70,088	115,993	Quarterly/Semiannual	3.85	3.85
0-E	PK AIR FINANCEUS, INC.	U.S.A.	US$	1,276	21,769	-	-	-	23,045	1,316	21,769	-	-	-	23,085	Monthly	1.75	1.75
0-E	WACAP OULEASING S.A.	Luxemburg	US$	383	1,101	2,617	14,267	-	18,368	418	1,101	2,617	14,267	-	18,403	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	8,148	25,003	71,311	208,024	-	312,486	9,552	25,003	71,311	208,024	-	313,890	Quarterly	3.63	3.55
0-E	BANCO IBM S.A.	Brazil	BRL	217	651	860	-	-	1,728	217	651	860	-	-	1,728	Monthly	14.14	14.14
0-E	HP FINANCIAL SERVICE	Brazil	BRL	168	529	185	-	-	882	169	529	185	-	-	883	Monthly	10.02	10.02
0-E	SOCIETE GENERALE	France	BRL	85	256	434	-	-	775	85	256	434	-	-	775	Monthly	14.14	14.14

	Total			29,608	89,427	456,587	288,674	570,776	1,435,072	40,016	90,536	458,311	293,845	571,804	1,454,512

	Total consolidado			641,448	827,444	2,748,180	2,181,610	2,726,563	9,125,245	681,594	828,552	2,676,823	2,139,896	2,699,538	9,026,403

76

(b)	Hedge derivatives

					Total hedge
	Current liabilities		Non-current liabilities		derivatives
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2016	2015	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accrued interest from the last date of interest rate swap	3,963	4,329	-	-	3,963	4,329
Fair value of interest rate derivatives	21,382	33,518	14,070	16,128	35,452	49,646
Fair value of fuel derivatives	21,343	56,424	-	-	21,343	56,424
Fair value of foreign currency derivatives:	40,879	39,818	-	-	40,879	39,818
Total hedge derivatives	87,567	134,089	14,070	16,128	101,637	150,217

The foreign currency derivatives exchanges are FX forward and cross currency swap.

Hedging operation

The fair values of assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

	As of	As of
	March 31,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Cross currency swaps (CCS) (1)	(24,383)	(49,311)
Interest rate swaps (2)	(36,434)	(44,085)
Fuel collars (3)	2,760	6,293
Fuel swap (4)	(21,343)	(56,424)
Currency forward US$/GBP$ (5)	762	7,432
Currency options US$/EUR$ (5)	(3,301)	1,438
Currency options R$/US$ (5)	(13,981)	933
Currency options CLP$/US$ (5)	(592)	85
Currency options COP$/US$ (5)	(818)	-
Currency options AUD$/US$ (5)	(428)	-

(1)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate and the exchange rate dollar-UF of bank loans. These contracts are recorded as cash flow hedges and fair value.
(2)	Covers the significant variations in cash flows associated with market risk implicit in the increases in the 3 months LIBOR interest rates for long-term loans incurred in the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedges.
(3)	Covers significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.
(4)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.
(5)	Covers the foreign exchange risk exposure of operating cash flows caused mainly by fluctuations in the exchange rate US$/GBP, US$/EUR, R$/US$, CLP$/US$, COP$/US$ and AUD$/US$. These contracts are recorded as cash flow hedges.

77

During the periods presented, the Company only maintains cash flow hedges and fair value (in the case of CCS). In the case of fuel hedges, the cash flows subject to such hedges will impact results in the next 9 months from the consolidated statement of financial position date, meanwhile in the case of interest rate hedging, the hedges will impact results over the life of the related loans, which are valid initially for 12 years. The hedges on investments will impact results continuously throughout the life of the investment, while the cash flows occur at the maturity of the investment. In the case of currency hedges through a CCS, are generated two types of hedge accounting, a cash flow component by UF, and other fair value by US$ floating rate component.

During the periods presented, no hedging operations of future highly probable transaction that have not been realized have occurred.

Since none of the coverage resulted in the recognition of a non-financial asset, no portion of the result of the derivatives recognized in equity was transferred to the initial value of such assets.

The amounts recognized in comprehensive income during the period and transferred from net equity to income are as follows:

	For the period ended
	March 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Debit (credit) recognized in comprehensive income during the period	27,974	83,263
Debit (credit) transferred from net equity to income during the period	(37,421)	(113,462)

78

NOTE 19 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of	As of
	March 31,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Current
(a) Trade and other accounts payables	979,015	1,025,574
(b) Accrued liabilities at the reporting date	473,822	458,383
Total trade and other accounts payables	1,452,837	1,483,957

(a)	Trade and other accounts payable:

	As of	As of
	March 31,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Trade creditors	734,498	758,783
Leasing obligation	15,553	18,784
Other accounts payable	228,964	248,007
Total	979,015	1,025,574

79

The details of Trade and other accounts payables are as follows:

	As of	As of
	March 31,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Boarding Fee	165,389	175,900
Aircraft Fuel	127,053	148,612
Handling and ground handling	87,209	88,629
Other personnel expenses	77,446	72,591
Suppliers' technical purchases	75,251	52,160
Airport charges and overflight	73,541	94,139
Professional services and advisory	63,317	63,302
Land services	61,342	80,387
Marketing	39,973	45,997
Services on board	37,457	32,993
Maintenance	32,064	18,573
Leases, maintenance and IT services	29,269	25,558
Crew	24,678	23,834
Achievement of goals	18,272	15,386
Aircraft and engines leasing	15,553	19,146
Distribution system	9,591	17,531
Aviation insurance	7,080	7,655
Communications	4,128	6,731
Others	30,402	36,450
Total trade and other accounts payables	979,015	1,025,574

(b)	Liabilities accrued:

	As of	As of
	March 31,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Aircraft and engine maintenance	268,720	246,454
Accrued personnel expenses	122,492	108,058
Accounts payable to personnel (*)	64,028	81,368
Others accrued liabilities	18,582	22,503
Total accrued liabilities	473,822	458,383

(*)	Profits and bonds participation (Note 22 letter b)

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NOTE 20 - OTHER PROVISIONS

Other provisions:

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2016	2015	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provision for contingencies (1)
Tax contingencies	1,298	1,297	380,892	350,418	382,190	351,715
Civil contingencies	955	1,476	44,299	37,555	45,254	39,031
Labor contingencies	147	149	17,377	15,648	17,524	15,797
Other	-	-	12,191	11,910	12,191	11,910
Provision for European
Commision investigation (2)	-	-	9,355	8,966	9,355	8,966
Total other provisions (3)	2,400	2,922	464,114	424,497	466,514	427,419

(1)	Provisions for contingencies:

The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.

The civil contingencies correspond to different demands of civil order filed against the company.

The labor contingencies correspond to different demands of labor order filed against the company.

The Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.

(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.

(3)	Total other provision at March 31, 2016, and at December 31, 2015, include the fair value correspond to those contingencies from the business combination with TAM S.A and subsidiaries, with a probability of loss under 50%, which are not provided for the normal application of IFRS enforcement and that only must be recognized in the context of a business combination in accordance with IFRS 3.

81

Movement of provisions:

		European
	Legal	Commission
	claims	Investigation(*)	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2015	705,552	9,999	715,551
Increase in provisions	7,527	-	7,527
Provision used	(1,040)	-	(1,040)
Difference by subsidiaries conversion	(118,486)	-	(118,486)
Reversal of provision	(7,736)	-	(7,736)
Exchange difference	(317)	(1,174)	(1,491)
Closing balance as of March 31, 2015 (Unaudited)	585,500	8,825	594,325

Opening balance as of April 1, 2015	585,500	8,825	594,325
Increase in provisions	47,148	-	47,148
Provision used	(18,482)	-	(18,482)
Difference by subsidiaries conversion	(101,780)	-	(101,780)
Reversal of provision	(93,004)	-	(93,004)
Exchange difference	(929)	141	(788)
Closing balance as of December 31, 2015	418,453	8,966	427,419

Opening balance as of January 1, 2016	418,453	8,966	427,419
Increase in provisions	26,103	-	26,103
Provision used	(4,916)	-	(4,916)
Difference by subsidiaries conversion	38,949	-	38,949
Reversal of provision	(21,555)	-	(21,555)
Exchange difference	125	389	514

Closing balance as of March 31, 2016 (Unaudited)	457,159	9,355	466,514

Accumulated balance includes the judicial deposit in guarantee, related to the “Fundo Aeroviário” (FA), in the amount of US$ 67 million, done in order to suspend the enforceability of the tax credit. The company is discussing over the Tribunal the constitutionality of the requirement made by FA in a legal suit. Initially it was covered by the effects of a provisional remedy, meaning that, the company was not obligated to collect the tax while there was not a judicial decision in this regard. However, the decision taken by a judge in the first instance was publicized in an unfavorable way, revoking the provisional remedy relief. As the legal suit is still in progress (TAM appealed from this first decision), the company needed to do the deposit judicial in guarantee to suspend the enforceability of such tax credit; deposit classified in this category deducting the existing provision. Finally, if the final decision is favorable to the company, the deposit already made is going to come back to TAM. On the other hand, if the tribunal confirms the first decision, such deposit will be converted in a definitive payment in favor of the Brazilian Government. The procedural stage at March 31, 2016 is disclosed in Note 30, at case No. 2001.51.01.012530-0.

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(*)	European Commission Provision:

(a)	This provision was established because of the investigation brought by the Directorate General for Competition of the European Commission against more than 25 cargo airlines, including Lan Cargo S.A., as part of a global investigation that begun in 2006 regarding possible unfair competition on the air cargo market. This was a joint investigation done by the European and U.S.A. authorities. The start of the investigation was disclosed through an Essential Matter report dated December 27, 2007. The U.S.A. portion of the global investigation concluded when Lan Cargo S.A. and its subsidiary, Aerolíneas Brasileiras S.A. (“ABSA”) signed a Plea Agreement with the U.S.A. Department of Justice, as disclosed in an Essential Matter report notice on January 21, 2009.

(b)	A Essential Matter report dated November 9, 2010, reported that the General Direction of Competition had issued its decision on this case (the "decision"), under which it imposed fines totaling € 799,445,000 (seven hundred and ninety nine million four hundred and forty-five thousand Euros) for infringement of European Union regulations on free competition against eleven (11) airlines, among which you can find LATAM A irlines Group S.A. and Lan Cargo S.A., Air Canada, Air France, KLM, British Airways, Cargolux, Cathay Pacific, Japan Airlines, Qantas Airways, S.A.S. and Singapore Airlines.

(c)	Jointly, LATAM Airlines Group S.A. and Lan Cargo S.A., have been fined in the amount of € 8,220,000 (eight million two hundred twenty thousand Euros) for said infractions, which was provisioned in the financial statements of LATAM Airlines Group S.A.This is a minor fine in comparison to the original decision, as there was a significant reduction in fine because LATAM Airlines Group S.A. cooperated during the investigation.

(d)	On January 24, 2011, LATAM Airlines Group S.A. and Lan Cargo S.A. appealed the decision before the Court of Justice of the European Union. On December 16, 2015 The European Commission does not appeal the sentence, but can issue a new decision correcting the failures specified in the Judgment and it has a period of 5 years the Court European resolved the appeal and annulled the European Commission. The procedural stage at March 31, 2016 is disclosed in Note 30, in (ii) lawsuits received by Latam Airlines Group S.A. and Subsidiaries in European Commission Court.

83

NOTE 21 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non- current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2016	2015	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Deferred revenues (*)	2,344,295	2,423,703	273,017	272,130	2,617,312	2,695,833
Sales tax	7,398	10,379	-	-	7,398	10,379
Retentions	42,563	33,125	-	-	42,563	33,125
Others taxes	9,457	11,211	-	-	9,457	11,211
Dividends	35,181	3,980	-	-	35,181	3,980
Other sundry liabilities	29,595	7,635	-	-	29,595	7,635
Total other non-financial liabilities	2,468,489	2,490,033	273,017	272,130	2,741,506	2,762,163

(*)	Note 2.20.

The balance comprises, mainly, deferred income by services not yet rendered and programs such as: LANPASS, TAM Fidelidade y Multiplus:

LANPASS is the frequent flyer program created by LAN to reward the preference and loyalty of its customers with many benefits and privileges, by the accumulation of kilometers that can be exchanged for free flying tickets or a wide range of products and services. Customers accumulate LANPASS kilometers every time they fly with LAN, TAM, in companies that are members of oneworld® and other airlines associated with the program, as well as when they buy on the stores or use the services of a vast network of companies that have an agreement with the program around the world.

Thinking on people who travel constantly, TAM created the program TAM Fidelidade, in order to improve the passenger attention and give recognition to those who choose the company. By using this program, customers accumulate points in a variety of programs loyalty in a single account and can redeem them at all TAM destinations and related airline companies, and even more, participate in the Red Multiplus Fidelidade.

Multiplus is a coalition of loyalty programs, aiming to operate activities of accumulation and redemption of points. This program has an integrated network by associates including hotels, financial institutions, retail companies, supermarkets, vehicle rentals and magazines, among many other partners from different segments.

84

NOTE 22 - EMPLOYEE BENEFITS

	As of	As of
	March 31,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Retirements payments	46,745	42,117
Resignation payments	9,569	8,858
Other obligations	15,151	14,296
Total liability for employee benefits	71,465	65,271

(a)	The movement in retirements and resignation payments and other obligations:

		Increase (decrease)		Actuarial
	Opening	current service	Benefits	(gains)	Currency	Closing
	balance	provision	paid	losses	translation	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to
March 31, 2015 (Unaudited)	74,102	7,713	(1,227)	-	-	80,588
From April 1 to
December 31, 2015	80,588	(21,322)	(2,597)	14,631	(6,029)	65,271
From January 1 to
March 31, 2016 (Unaudited)	65,271	5,604	(972)	1,562	-	71,465

The principal assumptions used in the calculation to the provision in Chile are presented below:

	As of
	March 31,
Assumptions	2016	2015

Discount rate	4.62%	4.64%
Expected rate of salary increase	4.50%	4.50%
Rate of turnover	6.16%	6.16%
Mortality rate	RV-2009	RV-2009
Inflation rate	2.93%	3.09%
Retirement age of women	60	60
Retirement age of men	65	65

The discount rate is determined by reference to free risk 20 years Central Bank of Chile BCP bond. Mortality table RV – 2009, established by Chilean Superintendency of Securities and Insurance and inflation rate performance curve of Central Bank of Chile instruments long term BCU and BCP.

85

The obligation is determined based on the actuarial value of the accrued cost of the benefit and it is sensibility to main actuarial assumptions used for the calculation. The Following is a sensitivity analysis based on increased (decreased) on the discount rate, increased wages, rotation and inflation:

	Effect on the liability
	As of	As of
	March 31,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Discount rate
Change in the accrued liability an closing for increase in 100 p.b.	(5,321)	(4,669)
Change in the accrued liability an closing for decrease of 100 p.b.	6,093	5,345

Rate of wage growth
Change in the accrued liability an closing for increase in 100 p.b.	6,052	5,309
Change in the accrued liability an closing for decrease of 100 p.b.	(5,210)	(4,725)

(b)	The liability for short-term:

	As of	As of
	March 31,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Profit-sharing and bonuses (*)	64,028	81,368

(*)	Accounts payables to employees (Note 19 letter b)

The participation in profits and bonuses correspond to an annual incentives plan for achievement of objectives.

(c)	Employment expenses are detailed below:

	For the periods ended
	March 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Salaries and wages	360,213	450,402
Short-term employee benefits	72,066	50,883
Termination benefits	13,255	22,919
Other personnel expenses	43,181	51,485
Total	488,715	575,689

86

NOTE 23 - ACCOUNTS PAYABLE, NON-CURRENT

	As of	As of
	March 31,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Aircraft and engine maintenance	364,515	371,419
Fleet financing (JOL)	35,388	35,042
Provision for vacations and bonuses	10,290	10,365
Other sundry liabilities	225	224
Total accounts payable, non-current	410,418	417,050

NOTE 24 - EQUITY

(a)	Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The Capital of the Company is managed and composed in the following form:

The capital of the Company at March 31, 2016 amounts to ThUS$ 2,545,705 divided into 545,547,819 common stock of a same series (ThUS$ 2,545,705, divided into 545,547,819 shares as of December 31, 2015), no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of Corporations Law and its regulations.

(b)	Subscribed and paid shares

The following table shows the movement of the authorized and fully paid shares described above:

Movement of authorized shares	Nro. Of
shares
Autorized shares as of January 1, 2015	551,847,819
No movement of autorized shares at March 31, 2015	-
Authorized shares as of December 31, 2015	551,847,819

Autorized shares as of January 1, 2016	551,847,819
No movement of autorized shares at March 31, 2016	-
Authorized shares as of March 31, 2016 (Unaudited)	551,847,819

87

Movement fully paid shares

			Movement
			value	Cost of issuance
			of shares	and placement	Paid- in
	N° of		(1)	of shares (2)	Capital
	shares		ThUS$	ThUS$	ThUS$
Paid shares as of January 1, 2015	545,547,819		2,552,066	(6,361)	2,545,705
No movement of paid shares at December 31, 2015	-		-	-	-
Paid shares as of December 31, 2015	545,547,819		2,552,066	(6,361)	2,545,705

Paid shares as of January 1, 2016	545,547,819		2,552,066	(6,361)	2,545,705
No movement of paid shares at March 31, 2016	-		-	-	-
Paid shares as of March 31, 2016 (Unaudited)	545,547,819	(3)	2,552,066	(6,361)	2,545,705

(1)	Amounts reported represent only those arising from the payment of the shares subscribed.

(2)           Decrease of capital by capitalization of reserves for cost of issuance and placement of shares established according to Extraordinary Shareholder´s Meetings, where such decreases were authorized.

(3)           At March 31, 2016, the difference between authorized shares and fully paid shares are 6,300,000 shares allocated to compensation plans for executives of LATAM Airlines Group S.A. and subsidiaries (see Note 33(a)).

(c)	Treasury stock

At March 31, 2016, the Company held no treasury stock, the remaining of ThUS$ (178) corresponds to the difference between the amount paid for the shares and their book value, at the time of the full right decrease of the shares.

At the Extraordinary Shareholder´s Meeting held on June 11, 2013, the company relinquished all right to 7,972 stocks of its portfolio, this date the Company does not maintain treasury stock.

(d)	Reserve of share- based payments

Movement of Reserves of share- based payments:

		Stock
	Opening	option	Deferred	Closing
Periods	balance	plan	tax	balance
	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to March 31, 2015 (Unaudited)	29,642	2,841	(713)	31,770
From April 1 to December 31, 2015	31,770	6,083	(2,206)	35,647
From January 1 to March 31, 2016 (Unaudited)	35,647	1,233	(404)	36,476

These reserves are related to the “Share-based payments” explained in Note 33.

(e)	Other sundry reserves

88

Movement of Other sundry reserves:

	Opening	Legal	Closing
Periods	balance	reserves	balance
	ThUS$	ThUS$	ThUS$
From January 1 to March 31, 2015 (Unaudited)	2,635,748	1,928	2,637,676
From April 1 to December 31, 2015	2,637,676	(2,997)	2,634,679
From January 1 to March 31, 2016 (Unaudited)	2,634,679	340	2,635,019

Balance of Other sundry reserves comprises the following:

	As of	As of
	March 31,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Higher value for TAM S.A. share exchange (1)	2,665,692	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620
Transactions with non-controlling interest (3)	(25,895)	(25,891)
Cost of issuance and placement of shares	(5,264)	(5,264)
Others	(2,134)	(2,478)
Total	2,635,019	2,634,679

(1)	Corresponds to the difference in the shares value of TAM S.A. acquired (under subscriptions) by Sister Holdco S.A. and Holdco II S.A. (under the Exchange Offer), as stipulated in the Declaration of Posting of Merger by Absorption and the fair value of these exchange shares of LATAM Airlines Group S.A. at June 22, 2012.

(2)	Corresponds to the technical revaluation of fixed assets authorized by the Superintendence of Securities and Insurance in 1979, in Circular No. 1,529. The revaluation was optional and could be taken only once, the reserve is not distributable and can only be capitalized.

(3)	The balance at December 31, 2015, correspond to the loss generated by the participation of Lan Pax Group S.A. and Inversiones Lan S.A. in the acquisition of shares of Aerovías de Integración Regional Aires of ThUS$ (3,480) and ThUS$ (4), respectively; the acquisition of TAM S.A. of the minority holding of Aerolinhas Brasileiras S.A. of ThUS$ (885) and the acquisition of minority interest of Aerolane S.A. by Lan Pax group S.A. through Holdco Ecuador S.A. for US$ (21,526).

89

(f)	Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

			Actuarial gain
	Currency	Cash flow	or loss on defined
	translation	hedging	benefit plans
	reserve	reserve	reserve	Total
	ThUS $	ThUS $	ThUS $	ThUS $

Opening balance as of January 1, 2015	(1,193,871)	(151,340)	-	(1,345,211)
Derivatives valuation gains (losses)	-	84,500	-	84,500
Deferred tax	-	(21,779)	-	(21,779)
Difference by subsidiaries conversion	(709,950)	-	-	(709,950)

Closing balance as of March 31, 2015 (Unaudited)	(1,903,821)	(88,619)	-	(1,992,440)

Opening balance as of April 1, 2015	(1,903,821)	(88,619)	-	(1,992,440)
Derivatives valuation gains (losses)	-	(1,770)	-	(1,770)
Deferred tax	-	(121)	-	(121)
Actuarial reserves by employee benefit plans	-	-	(14,627)	(14,627)
Deferred tax actuarial IAS by employee benefit plans	-	-	3,910	3,910
Difference by subsidiaries conversion	(672,220)	-	-	(672,220)

Closing balance as of December 31, 2015	(2,576,041)	(90,510)	(10,717)	(2,677,268)

Opening balance as of January 1, 2016	(2,576,041)	(90,510)	(10,717)	(2,677,268)
Derivatives valuation gains (losses)	-	27,468	-	27,468
Deferred tax	-	(7,539)	-	(7,539)
Actuarial reserves by employee benefit plans	-	-	(1,573)	(1,573)
Deferred tax actuarial IAS by employee benefit plans	-	-	413	413
Difference by subsidiaries conversion	243,384	-	-	243,384

Closing balance as of March 31, 2016 (Unaudited)	(2,332,657)	(70,581)	(11,877)	(2,415,115)

(f.1)	Currency translation reserve

These originate from exchange differences arising from the translation of any investment in foreign entities (or Chilean investment with a functional currency different to that of the parent), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed and loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests.

90

(f.2)	Cash flow hedging reserve

These originate from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted and the corresponding results recognized.

(f.3)	Actuarial gain or loss on defined benefit plans reserve

These originate from the actuarial calculation Company has developed from December 31, 2015, the effect of a negative reserve amounting to ThUS$ 11,877 net of deferred taxes.

(g)	Retained earnings

Movement of Retained earnings:

		Result		Other
	Opening	for the		increase	Closing
Periods	balance	period	Dividens	(decreases)	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to March 31, 2015 (Unaudited)	536,190	(39,947)	-	528	496,771
From April 1 to December 31, 2015	496,771	(179,327)	-	506	317,950
From January 1 to March 31, 2016 (Unaudited)	317,950	102,208	(30,662)	(255)	389,241

(h)	Dividends per share

	Minimum mandatory	Final dividend
	dividend	dividend
Description of dividend	2016	2015

Date of dividend	03-31-2016	12-31-2012
Amount of the dividend (ThUS$)	30,662	-
Number of shares among which the dividend is distributed	545,547,819	545,547,819
Dividend per share (US$)	0.0562	-

91

NOTE 25 - REVENUE

The detail of revenues is as follows:

	For the periods ended
	March 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Passengers LAN	1,084,909	1,128,658
Passengers TAM	873,381	1,214,869
Cargo	275,967	350,322
Total	2,234,257	2,693,849

NOTE 26 - COSTS AND EXPENSES BY NATURE

(a) Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the periods ended
	M arch 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Aircraft fuel	461,433	744,064
Other rentals and landing fees	261,051	285,905
Aircraft rentals	133,603	128,899
Aircraft maintenance	94,796	113,974
Comissions	66,629	82,563
Passenger services	77,452	77,762
Other operating expenses	285,406	317,934
Total	1,380,370	1,751,101

92

(b)	Depreciation and amortization

Depreciation and amortization are detailed below:

	For the period ended
	March 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Depreciation (*)	229,891	226,468
Amortization	9,560	10,980
Total	239,451	237,448

(*) Include the depreciation of Property, plant and equipment and the maintenance cost of aircraft held under operating leases. The amount of maintenance cost included within the depreciation line item at March 31, 2016 is ThUS$ 88,815 and ThUS$ 86,565 for the same period of 2015.

(c)	Personnel expenses

The costs for personnel expenses are disclosed in Note 22 liability for employee benefits.

(d)	Financial costs

The detail of financial costs is as follows:

	For the period ended
	March 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Bank loan interest	84,204	81,082
Financial leases	9,493	12,078
Other financial instruments	9,352	2,173
Total	103,049	95,333

Costs and expenses by nature presented in this note plus the Employee expenses disclosed in Note 22, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

(e)	Restructuring Costs

As part of the ongoing process of reviewing its fleet plan, in December 2015 the company recognized a negative impact on results of US$ 80 million before tax associated with the output of the rest of the A330 fleet, including engines and technical materials is recognized. These expenses are recognized at “Other Gain and Loses” of the Consolidated Statement of Income by Function.

93

NOTE 27 - OTHER INCOME, BY FUNCTION

Other income by function is as follows:

	For the period ended
	March 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Tours	23,962	21,899
Aircraft leasing	15,408	9,348
Customs and warehousing	5,216	5,417
Duty free	2,393	4,129
Maintenance	2,121	2,068
Other miscellaneous income	44,260	54,432
Total	93,360	97,293

NOTE 28 - FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

The functional currency of LATAM Airlines Group S.A. is the US dollar, also it has subsidiaries whose functional currency is different to the US dollar, such as the Chilean peso, Argentine peso, Colombian peso and Brazilian real.

The functional currency is defined as the currency of the primary economic environment in which an entity operates and in each entity and all other currencies are defined as foreign currency.

Considering the above, the balances by currency mentioned in this note correspond to the sum of foreign currency of each of the entities that make LATAM Airlines Group S.A. and Subsidiaries.

(a)	Foreign currency

The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

94

	As of	As of
Current assets	March 31,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	162,499	182,089
Argentine peso	6,907	11,611
Brazilian real	5,782	8,810
Chilean peso	21,790	17,739
Colombian peso	1,200	1,829
Euro	13,633	10,663
U.S. dollar	106,016	112,422
Strong bolivar	1,775	2,986
Other currency	5,396	16,029

Other financial assets, current	68,411	124,042
Argentine peso	52,500	108,592
Brazilian real	2,362	1,263
Chilean peso	542	563
Colombian peso	119	1,167
Euro	1	1
U.S. dollar	12,577	12,128
Strong bolivar	1	22
Other currency	309	306

95

	As of	As of
Current assets	March 31,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Other non - financial assets, current	130,516	126,130
Argentine peso	13,819	14,719
Brazilian real	14,707	15,387
Chilean peso	18,738	10,265
Colombian peso	765	486
Euro	2,502	1,983
U.S. dollar	56,693	61,577
Strong bolivar	8	-
Other currency	23,284	21,713

Trade and other accounts receivable, current	216,192	247,229
Argentine peso	27,116	30,563
Brazilian real	43,361	11,136
Chilean peso	28,077	55,169
Colombian peso	462	1,195
Euro	21,947	53,200
U.S. dollar	21,088	6,743
Strong bolivar	603	7,225
Other currency	73,538	81,998

Accounts receivable from related entities, current	249	183
Chilean peso	249	183

Tax current assets	25,193	22,717
Argentine peso	2,564	2,371
Brazilian real	2,263	5
Chilean peso	3,832	3,615
Colombian peso	1,684	1,275
Euro	74	14
U.S. dollar	85	1,394
Other currency	14,691	14,043

Total current assets	603,060	702,390
Argentine peso	102,906	167,856
Brazilian real	68,475	36,601
Chilean peso	73,228	87,534
Colombian peso	4,230	5,952
Euro	38,157	65,861
U.S. Dollar	196,459	194,264
Strong bolivar	2,387	10,233
Other currency	117,218	134,089

96

	As of	As of
Non-current assets	March 31,	December 31,
	2016	2015
	ThUS$	ThUS$
Other financial assets, non-current	25,202	20,767
Argentine peso	20	22
Brazilian real	1,823	1,478
Chilean peso	82	77
Colombian peso	169	162
Euro	3,235	614
U.S. dollar	18,024	16,696
Other currency	1,849	1,718

Other non - financial assets, non-current	48,209	60,215
Argentine peso	151	169
Brazilian real	5,046	4,454
U.S. dollar	37,893	50,108
Other currency	5,119	5,484

Accounts receivable, non-current	6,442	9,404
Chilean peso	6,227	4,251
U.S. dollar	62	5,000
Other currency	153	153

Deferred tax assets	5,299	2,632
Colombian peso	398	336
U.S. dollar	2,606	-
Other currency	2,295	2,296

Total non-current assets	85,152	93,018
Argentine peso	171	191
Brazilian real	6,869	5,932
Chilean peso	6,309	4,328
Colombian peso	567	498
Euro	3,235	614
U.S. dollar	58,585	71,804
Other currency	9,416	9,651

97

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
Current liabilities	March 31,	December 31,	March 31,	December 31,
	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Other financial liabilities, current	101,293	94,199	194,735	141,992
Chilean peso	55,783	54,655	114,147	52,892
U.S. dollar	45,510	39,544	80,588	89,100

Trade and other accounts
payables, current	608,311	575,967	18,931	19,261
Argentine peso	14,430	20,772	701	2,072
Brazilian real	40,842	37,572	4	16
Chilean peso	11,371	40,219	11,131	10,951
Colombian peso	20,730	5,271	267	155
Euro	10,781	5,275	386	618
U.S. dollar	347,601	310,565	57	839
Strong bolivar	892	2,627	-	-
Other currency	161,664	153,666	6,385	4,610

Accounts payable to related entities, current	656	447	-	-
Chilean peso	603	83	-	-
U.S. dollar	-	22	-	-
Other currency	53	342	-	-

Other provisions, current	-	-	451	460
Chilean peso	-	-	27	24
Other currency	-	-	424	436

Tax liabilities, current	1,484	36	10,850	9,037
Argentine peso	1,484	-	10,850	9,036
Chilean peso	-	-	-	-
U.S. dollar	-	27	-	-
Other currency	-	9	-	1

98

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
Current liabilities	March 31,	December 31,	March 31,	December 31,
	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Other non-financial liabilities, current	63,673	40,431	-	1
Argentine peso	11,879	(2,387)	-	-
Brazilian real	2,280	4,292	-	5
Chilean peso	29,367	32,228	-	-
Colombian peso	734	145	-	-
Euro	11,649	2,706	-	-
U.S. dollar	1,227	(3,233)	-	(5)
Strong bolivar	93	2,490	-	-
Other currency	6,444	4,190	-	1

Total current liabilities	775,417	711,080	224,967	170,751
Argentine peso	27,793	18,385	11,551	11,108
Brazilian real	43,122	41,864	4	21
Chilean peso	97,124	127,185	125,305	63,867
Colombian peso	21,464	5,416	267	155
Euro	22,430	7,981	386	618
U.S. dollar	394,338	346,925	80,645	89,934
Strong bolivar	985	5,117	-	-
Other currency	168,161	158,207	6,809	5,048

99

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of	As of	As of	As of	As of	As of
Non-current liabilities	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2016	2015	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Other financial liabilities, non-current	533,112	561,217	302,327	328,480	568,068	571,804
Chilean peso	95,156	104,385	34,642	34,635	-	-
U.S. dollar	437,956	456,832	267,685	293,845	568,068	571,804

Accounts payable, non-current	238,730	239,029	-	168	-	8
Chilean peso	8,362	8,058	-	168	-	8
U.S. dollar	228,975	229,005	-	-	-	-
Other currency	1,393	1,966	-	-	-	-

Other provisions, non-current	30,700	27,712	-	-	-	68
Argentine peso	761	797	-	-	-	-
Brazillian real	13,529	11,009	-	-	-	-
Chilean peso	38	-	-	-	-	-
Colombian peso	209	198	-	-	-	-
Euro	9,355	8,966	-	-	-	-
U.S. dollar	6,808	6,742	-	-	-	68

Provisions for employees benefits, non-current	62,027	56,306	-	-	-	-
Chilean peso	62,027	56,306	-	-	-	-

Total non-current liabilities	864,569	884,264	302,327	328,648	568,068	571,880
Argentine peso	761	797	-	-	-	-
Brazilian real	13,529	11,009	-	-	-	-
Chilean peso	165,583	168,749	34,642	34,803	-	8
Colombian peso	209	198	-	-	-	-
Euro	9,355	8,966	-	-	-	-
U.S. dollar	673,739	692,579	267,685	293,845	568,068	571,872
Other currency	1,393	1,966	-	-	-	-

100

	As of	As of
General summary of foreign currency:	March 31,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Total assets	688,212	795,408
Argentine peso	103,077	168,047
Brazilian real	75,344	42,533
Chilean peso	79,537	91,862
Colombian peso	4,797	6,450
Euro	41,392	66,475
U.S. dollar	255,044	266,068
Strong bolivar	2,387	10,233
Other currency	126,634	143,740

Total liabilities	2,735,348	2,666,623
Argentine peso	40,105	30,290
Brazilian real	56,655	52,894
Chilean peso	422,654	394,612
Colombian peso	21,940	5,769
Euro	32,171	17,565
U.S. dollar	1,984,475	1,995,155
Strong bolivar	2,378	5,117
Other currency	174,970	165,221

Net position
Argentine peso	62,972	137,757
Brazilian real	18,689	(10,361)
Chilean peso	(343,117)	(302,750)
Colombian peso	(17,143)	681
Euro	9,221	48,910
U.S. dollar	(1,729,431)	(1,729,087)
Strong bolivar	9	5,116
Other currency	(48,336)	(21,481)

101

(b)	Exchange differences

Exchange differences recognized in the income statement, except for financial instruments measured at fair value through profit or loss, for the period ended March 31, 2016 and 2015, generated a debit of ThUS$ 67,898 and a charge ThUS$ 204,577, respectively.

Exchange differences recognized in equity as reserves for currency translation differences for the period ended March 31, 2016 and 2015, represented a debit of ThUS$ 244,976 and a charge ThUS$ 726,740, respectively.

The following shows the current exchange rates for the U.S. dollar, on the dates indicated:

	As of	As of
	March 31,	December 31,
	2016	2015
	Unaudited	Unaudited

Argentine peso	14.67	12.97
Brazilian real	3.58	3.98
Chilean peso	669.80	710.16
Colombian peso	3,000.67	3,183.00
Euro	0.88	0.92
Strong bolivar	272.91	198.70
Australian dollar	1.31	1.37
Boliviano	6.86	6.85
Mexican peso	17.30	17.34
New Zealand dollar	1.45	1.46
Peruvian Sol	3.32	3.41
Uruguayan peso	31.70	29.88

102

NOTE 29 - EARNINGS / (LOSS) PER SHARE

	For the period ended
	March 31,
Basic earnings / (loss) per share	2016	2015
	Unaudited

Earnings / (loss) attributable to owners of the parent (ThUS$)	102,208	(39,947)
Weighted average number of shares, basic	545,547,819	545,547,819
Basic earnings / (loss) per share (US$)	0.18735	(0.07322)

	For the period ended
	March 31,
Diluted earnings / (loss) per share	2016	2015
	Unaudited

Earnings / (loss) attributable to owners of the parent (ThUS$)	102,208	(39,947)
Weighted average number of shares, basic	545,547,819	545,547,819
Weighted average number of shares, diluted	545,547,819	545,547,819
Diluted earnings / (loss) per share (US$)	0.18735	(0.07322)

In the calculation of diluted earnings per share have not been considered the compensation plan disclosed in Note 33 (a.1), because the average market price is lower than the price of options.

103

NOTE 30 – CONTINGENCIES

Lawsuits

(i)	Lawsuits filed by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
MUS$

Atlantic Aviation Investments LLC (AAI).	Supreme Court of the State of New York County of New York.	07-6022920	Atlantic Aviation Investments LLC. ("AAI"), an indirect subsidiary LATAM Airlines Group S.A., incorporated under the laws of the State of Delaware, sued in August 29th , 2007 Varig Logistics S.A. ("Variglog") for non-payment of four documented loans in credit agreements governed by New York law. These contracts establish the acceleration of the loans in the event of sale of the original debtor, VRG Linhas Aéreas S.A.	In implementation stage in Switzerland, the conviction stated that Variglog should pay the principal, interest and costs in favor of AAI. It keeps the embargo of Variglog funds in Switzerland with AAI. Variglog is in the process of judicial recovery in Brazil and has asked Switzerland to recognize the judgment that declared the state of judicial recovery and subsequent bankruptcy. Conversations have begun with the representatives in the Variglog liquidation process to work towards a settlement regarding the funds in Switzerland.	17,100 Plus interests and costs

Lan Argentina S.A.	National Administrative Court.	36337/13	ORSNA Resolution No. 123 which directs Lan Argentina to vacate the hangar located in the Airport named Aeroparque Metropolitano Jorge Newberry, Argentina.	The 2nd Room of the Federal Appellate Court confirmed another extension of the precautionary measure that will expire March 16, 2016. ORSNA did not file an extraordinary remedy, so the measure is in effect through that date. On February 25, 2016, Lan Argentina S.A. and ORSNA informed the Court of their decision to put an end to the lawsuit and guarantee use of the hangar by Lan. The parties agreed to maintain the precautionary measure in effect allowing Lan to use the hangar indefinitely until the parties reach a final agreement. The court agreed, so the precautionary measure was extended indefinitely.	-0-

104

(ii)	Lawsuits received by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
MUS$

LATAM Airlines Group S.A. y Lan Cargo S.A.	European Commission.	-	Investigation of alleged infringements to free competition of cargo airlines, especially fuel surcharge. On December 26th , 2007, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the instruction process against twenty five cargo airlines, including Lan Cargo S.A., for alleged breaches of competition in the air cargo market in Europe, especially the alleged fixed fuel surcharge and freight.

On April 14th, 2008, the notification of the European Commission was replied. The appeal was filed on January 24, 2011.

On May 11, 2015, we attended a hearing at which we petitioned for the vacation of the Decision based on discrepancies in the Decision between the operating section, which mentions four infringements (depending on the routes involved) but refers to Lan in only one of those four routes; and the ruling section (which mentions one single conjoint infraction).

On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of MUS$ 9,355.

This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. On December 16, 2015, the European Court of Justice revoked the Commission’s decision because of discrepancies. The European Commission did not appeal the revocation, but it may issue a new decision correcting the faults specified in the Decision. It can do so within 5 years.

9,355

105

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					MUS$

Lan Cargo S.A. y LATAM Airlines Group S.A.	In the High Court of Justice Chancery División (England) Ovre Romerike District Court (Norway) y Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands) , Cologne Regional Court (Landgerich Köln Germany).	-

Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway, the Netherlands and Germany.

				Cases are in the uncovering evidence stage.	-0-

Aerolinhas Brasileiras S.A.	Federal Justice.	0008285-53.2015.403.6105	An action seeking to quash a decision and petioning for early protection in order to obgain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.	This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA: MUS$9,559; (ii) Norberto Jochmann: MUS$184; (iii) Hernan Merino: MUS$ 92; (iv) Felipe Meyer :MUS$ 92. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper. This obligation had also been stayed by the court of federal justice in this process. Awaiting CADE’s statement.	9,559

Aerolinhas Brasileiras S.A.	Federal Justice.	0001872-58.2014.4.03.6105	An annulment action with a motion for preliminary injunction, was filed on 28/02/2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006.43.	We have been waiting since August 21, 2015 for a statement by Serasa on TAM’s letter of indemnity and a statement by the Union. The statement was authenticated on January 29, 2016.	10,201

106

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					MUS$

Tam Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	19515.721155/2014-15	Alleged irregularities in the SAT payments for the periods 01/2009 to 12/2009, 01/2010 to 12/2010 and 01/2011 to 12/2012.	We filed a voluntary remedy on which a judgment is pending since June 30, 2015.	23,274

Tam Linhas Aéreas S.A.	Court of the Second Region.	2001.51.01.012530-0	Ordinary judicial action brought for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.	Unfavorable court decision in first instance. Currently expecting the ruling on the appeal filed by the company. In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered for MMU$67 The disclosure prohibition motions entered by the parties against the ruling that overturned the decision did not suffice. The lawsuit was returned by the Brazilian Department of Justice (MPF) on November 23, 2015. We filed a petition on February 26, 2016 requesting that the expert opinions be monitored and the case proceedings were submitted to the Ministry of Finance.	82,854

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil.	16643.000087/2009-36	This is an administrative proceeding arising from an infraction notice issued on 15.12.2009, by which the authority aims to request social contribution on net income (CSL) on base periods 2004 to 2007, due to the deduction of expenses related to suspended taxes.	The appeal filed by the company was dismissed in 2010. In 2012 the voluntary appeal was also dismissed. Consequently, the special appeal filed by the company awaits judgment of admissibility, since 2012.	20,353

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil.	10880.725950/2011-05	Compensation credits of the Social Integration Program (PIS) and Contribution for Social Security Financing (COFINS) Declared on DCOMPs.	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. The case was assigned to the 1st Ordinary Group of Brazil’s Administrative Council of Tax Appeals (CARF) on June 8, 2015. We are awaiting a judgment.	39,690

107

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					MUS$

Aerovías de Integración Regional, AIRES S.A.	United States Court of Appeals for the Eleventh Circuit, Florida, U.S.A.	2013-20319 CA 01

The July 30th , 2012 LAN COLOMBIA AIRLINES initiated a legal process in Colombia against Regional One INC and Volvo Aero Services LLC, to declare that these companies are civilly liable for moral and material damages caused to LAN COLOMBIA AIRLINES arising from breach of contractual obligations of the aircraft HK-4107.

The June 20th , 2013 AIRES SA And / Or LAN AIRLINES COLOMBIA was notified of the lawsuit filed in U.S. for Regional One INC and Dash 224 LLC for damages caused by the aircraft HK-4107 arguing failure of LAN COLOMBIA AIRLINES customs duty to obtain import declaration when the aircraft in April 2010 entered Colombia for maintenance required by Regional One.

Through proceedings dated June 5, 2014, the First Civil Overflow Court Room became aware of the process in Colombia and sent a copy of prior pleas submitted to the plaintiffs by the defendant. In December 2015, the 1st Civil Court in the Provisional Circuit was designated the 45th Permanent Civil Court in the Circuit and the proceedings were presented to the Judge’s chambers on December 7, 2015.The Federal Court ruled on March 26th, 2014 and approved the request from LAN AIRLINES COLOMBIA to suspend the process in the U.S. as the demand in Colombia is underway. Additionally, the U.S. judge closed the case administratively. the Federal Court of Appeals, confirmed the end of the case in the U.S. on April 1st, 2015. On October 13, 2015, Regional One petitioned that the Court reopen the case. Lan Colombia Airlines presented its arguments against this petition and a decision by the Court is pending.

					12,443

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10880.722.355/2014-52	On August 19th , 2014 the Federal Tax Service issued a notice of violation stating that compensation credits Program (PIS) and the Contribution for the Financing of Social Security COFINS by TAM are not directly related to the activity of air transport.	An administrative objection was filed on September 17th, 2014. A judgment is pending in the case before the Curitiba/PR Tax Court since December 9, 2015.	49,421
Tam Viagens S.A.	Department of Finance to the municipality of São Paulo.	67.168.795 / 67.168.833 / 67.168.884 / 67.168.906 / 67.168.914 / 67.168.965	A claim was filed alleging infraction and seeking a fine because of a deficient basis for calculation of the service tax (ISS) because the company supposedly made incorrect deductions.	We received notice of the petition on December 22, 2015. The objection was filed on January 19, 2016. A first-instance administrative decision is now pending.	82,074

108

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					MUS$

Tam Linhas Aéreas S.A.	Labor Court of São Paulo.	0001734-78.2014.5.02.0045	Action filed by the Ministry of Labor, which requires compliance with legislation on breaks, extra hours and others.	Early stage. Eventually could affect the operations and control of working hours of employees.	14,680

TAM S.A.	Conselho Administrativo de Recursos Fiscais.	13855.720077/2014-02	Notice of an alleged infringement presented by Secretaria da Receita Federal do Brasil requiring the payment of IRPJ and CSLL, taxes related to the income earned by TAM on March, 2011, in relation of the reduction of the statute capital of Multiplus S.A.	On January 12, 2014, it was filed an appeal against the object of the notice of infringement. Currently, the company is waiting for the court judgment regarding the appeal filed in the Conselho Administrativo de Recursos Fiscais (CARF)	95,627

Tam Linhas Aereas S.A.	1° Civil Court of Comarca of Bauru/SP.	0049304-37.2009.8.26.0071/1	That action is filed by the current complainants against the defendant, TAM Linhas Aéreas S / A, for receiving compensation for material and moral damages suffered as a result of an accident with one of its aircraft, which landed on adjacent lands to the Bauru airport, impacting the vehicle of Ms. Savi Gisele Marie de Seixas Pinto and William Savi de Seixas Pinto, causing their death. The first was the wife and mother of the complainants and the second, son and brother, respectively.	Currently under the enforcement phase of the sentence. MUS$4,302 in cash was deposited in guarantee.	10,492
Aerolinhas Brasileiras S.A.	Labor Court of Campinas.	0010498-37.2014.5.15.0095	Lawsuit filed by the National Union of aeronauts, requiring weekly rest payment (DSR) scheduled stopovers, displacement and moral damage.	Trial in initial stage and in negotiation process with the Union.	17,161
Aerolinhas Brasileiras S.A.	Labor Court of Manaus.	0002037-67.2013.5.11.0016	Lawsuit filed by the Union of Manaus Aeroviarios requiring assignment of hazard to ground workers (AEROVIARIOS).	Process in the initial phase. The value is in the calculation stage by the external auditor.	-0-

109

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					MUS$

Aerolane, Líneas Aéreas Nacionales del Ecuador S.A.	Internal Revenue Service.	17502-2012-0082	Certificate of 2006 Income Tax, items where CEDT is disregarded. They are requesting certification of branch expenses, ARC fees for which no income tax withholding was made by the payer, etc. These proceedings began in 2012.	A decision was rendered on the appeal for a review and payment was made to avoid interest accrual. This payment was also contested before the Court. An accounting analysis was made on October 18, 2015 before the Court with experts on behalf of SRI and the Company. The expert opinions were issued. We are awaiting a final decision by the Court.	12,592

TAM Linhas Aéreas S.A.	São Carlos Labor Court.	0010476-12.2015.5.15.0008	Action filed by the union seeking additional hazard pay for maintenance (MRO) employees (São Carlos).	The case is just now beginning and calculations are being prepared.	-0-

TAM Linhas Aéreas S.A.	Sao Paulo Labor Court, Sao Paulo	0000009-45.2016.5.02.090	The Ministry of Labor filed an action seeking that the company adapt the ergonomics and comfort of seats.	The action is in its initial phase.	14,414

TAM Linhas Aéreas S.A.	Internal Revenue Service of Brazil	19515.720476/2015-83	Legal administrative proceeding due to alleged irregularities related to the TAM SAT payments.	Pending decision since 09/11/2016	47,999

-	In order to deal with any financial obligations arising from legal proceedings in effect at March 31, 2016, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 20.

-	Governmental Investigations. The investigation by the authorities of Chile and the United States of America continues, related to payments carried out by LATAM Airlines Group S.A. (before called LAN Airlines S.A.) in 2006-2007, to a consultant that advised it in the resolution of labor matters in Argentina. Mr. Ignacio Cueto has reached an agreement with the Securities and Exchange Commission (“SEC”), which includes the consent to pay a penalty in the amount of US$75,000 and to a cease-and-desist order concerning the books and records and internal control provisions of the U.S. Securities Exchange Act of 1934.The Company, on its part, continues cooperating with the respective authorities in the aforementioned investigation and its lawyers have held conversations and exchanged opinions with the respective authorities on the ways that this matter can potentially be resolved. Presently the Company cannot predict the results in the matter; nor estimate or range the potential losses or risks that may eventually come resulting from the way in which this matter is finally resolved.

-	The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

(*)The Company has reported the amounts involved only for the lawsuits for which a reliable estimation can be made of the financial impacts and of the possibility of any recovery, pursuant to Paragraph 87 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

110

NOTE 31 - COMMITMENTS

(a.1)	Loan covenants

With respect to various loans signed by the Company for the financing of Boeing 767, 767F, 777F and 787 aircraft, which carry the guarantee of the United States Export–Import Bank, limits have been set on some of the Company’s financial indicators on a consolidated basis. Moreover, and related to these same contracts, restrictions are also in place on the Company’s management in terms of its ownership and disposal of assets.

The Company and its subsidiaries do not maintain financial credit contracts with banks in Chile that indicate some limits on financial indicators of the Company or its subsidiaries.

At March 31, 2016, the Company is in compliance with all indicators detailed above.

(a.2) Fleet financing commitments to receive

On May 29, 2015, The Company has issued and placed debt securities denominated Enhanced Equipment Trust Certificates ("EETC") for an aggregate amount of US $ 1,020,823,000 (the "Certificates") in accordance with the following:

•	The Certificates were issued and placed in the international market under Rule 144-A and Regulation S of the securities laws of the United States of America by pass-through trusts ("Trusts").

•	This offer consists of class A Certificates that will have an interest rate of 4.2% per annum, with an estimated distribution date of November 15, 2027, while the Class B Certificates will have an interest rate of 4.5% per annum, with an estimated distribution date of November 15, 2023.

•	Trusts will use the proceeds of the placement, which will initially remain in escrow with a first class bank, to acquire "Equipment Notes" to be issued by four separate special purpose entities, each of which is wholly owned by LATAM (each an "Issuer").

•	Each Issuer will use the proceeds from the sale of the Equipment Notes and the initial payment under each Lease (as such term is defined below) to finance the acquisition of eleven new Airbus A321-200, two Airbus A350-900s and four Boeing 787 -9, whose deliveries are scheduled between July 2015 and March 2016 (the "Aircrafts").

•	Each of the Issuers will lease the acquired Aircrats to LATAM according to a finance lease ("Lease"), who may in turn sublease the Aircraft under operating sub-lease agreements.

•	Based on the above, LATAM will recognise these Equipment Notes as debt upon delivery of each Aircraft.

111

•	The Certificates have not been registered under the United Stated Securities Act of 1933 or under applicable securities laws in any other jurisdiction. Consequently, the Certificates have been offered and sold to persons reasonably believed to qualify as institutional investors in accordance with Rule 144-A under the Securities Act of the United States, and other non-residents of the United States in transactions outside the United States under Regulation S of the normative body.

At March 31, 2016 the escrow of EETC is ThUS$ 72,138 corresponding to 2 aircraft by receive.

(b) Commitments under operating leases as lessee

Details of the main operating leases are as follows:

		As of	As of
		March 31,	December 31,
Lessor	Aircraft	2016	2015
		Unaudited
Aircraft 76B-26329 Inc.	Boeing 767	1	1
Aircraft 76B-27615 Inc.	Boeing 767	1	1
Aircraft 76B-28206 Inc.	Boeing 767	1	1
Aviación Centaurus, A.I.E.	Airbus A319	3	3
Aviación Centaurus, A.I.E.	Airbus A321	1	1
Aviación Real A.I.E.	Airbus A319	1	1
Aviación Real A.I.E.	Airbus A320	1	1
Aviación T ritón A.I.E.	Airbus A319	3	3
Avolon Aerospace AOE 19 Limited	Airbus A320	1	1
Avolon Aerospace AOE 20 Limited	Airbus A320	1	1
Avolon Aerospace AOE 6 Limited	Airbus A320	1	1
Avolon Aerospace AOE 62 Limited	Boeing 777	1	1
AWAS 5125 Trust	Airbus A320	-	1
AWAS 5178 Limited	Airbus A320	-	1
AWAS 5234 Trust	Airbus A320	1	1
Baker & Spice Aviation Limited	Airbus A320	1	1
Bank of America	Airbus A321	2	3
CIT Aerospace International	Airbus A320	2	2
ECAF I 1215 DAC	Airbus A320	1	1
ECAF I 2838 DAC	Airbus A320	1	1
ECAF I 40589 DAC	Boeing 777	1	1
Eden Irish Aircr Leasing MSN 1459	Airbus A320	1	1
GECAS Sverige Aircraft Leasing Worldwide AB	Airbus A320	3	3
GFL Aircraft Leasing Netherlands B.V.	Airbus A320	1	1
International Lease Finance Corporation	Boeing 767	1	1
JSA Aircraft 38484, LLC	Boeing 787	1	1
Macquarie Aerospace Finance 5125-2 Trust	Airbus A320	1	-
Macquarie Aerospace Finance 5178 Limited	Airbus A320	1	-
Magix Airlease Limited	Airbus A320	2	2

112

		As of	As of
		March 31,	December 31,
Lessor	Aircraft	2016	2015
		Unaudited
MASL Sweden (1) AB	Airbus A320	-	1
MASL Sweden (2) AB	Airbus A320	-	1
MASL Sweden (7) AB	Airbus A320	-	1
MASL Sweden (8) AB	Airbus A320	1	1
NBB Cuckoo Co., Ltd	Airbus A321	1	1
NBB Grosbeak Co., Ltd	Airbus A321	1	1
NBB Redstart Co., Ltd	Airbus A321	1	-
NBB-6658 Lease Partnership	Airbus A321	1	1
NBB-6670 Lease Partnership	Airbus A321	1	1
Orix Aviation Systems Limited	Airbus A320	2	2
SASOF II (J) Aviation Ireland Limited	Airbus A319	1	1
Shenton Aircraft Leasing Limited	Airbus A320	1	1
SKY HIGH V LEASING COMPANY LIMIT ED	Airbus A320	-	1
Sky High XXIV Leasing Company Limited	Airbus A320	5	5
Sky High XXV Leasing Company Limited	Airbus A320	2	2
SMBC Aviation Capital Limited	Airbus A320	7	7
SMBC Aviation Capital Limited	Airbus A321	2	2
Sunflower Aircraft Leasing Limited	Airbus A320	2	2
T C-CIT Aviation Ireland Limited	Airbus A320	1	1
Volito Aviation August 2007 AB	Airbus A320	2	2
Volito Aviation November 2006 AB	Airbus A320	2	2
Volito November 2006 AB	Airbus A320	2	2
Wells Fargo Bank North National Association	Airbus A319	3	3
Wells Fargo Bank North National Association	Airbus A320	2	2
Wells Fargo Bank Northwest National Association	Airbus A320	10	7
Wells Fargo Bank Northwest National Association	Airbus A330	2	2
Wells Fargo Bank Northwest National Association	Boeing 767	3	3
Wells Fargo Bank Northwest National Association	Boeing 777	6	6
Wells Fargo Bank Northwest National Association	Boeing 787	9	7
Wilmington T rust Company	Airbus A319	1	1
Total		107	106

The rentals are shown in results for the period for which they are incurred.

The minimum future lease payments not yet payable are the following:

	As of	As of
	March 31,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
No later than one year	522,135	513,748
Between one and five years	1,317,994	1,281,454
Over five years	981,111	858,095
Total	2,821,240	2,653,297

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The minimum lease payments charged to income are the following:

	For the period ended
	March 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Minimum operating lease payments	133,603	128,899

Total	133,603	128,899

In the first quarter of 2015, two Boeing 787-9 aircraft were leased for a period of twelve years each. On the other hand, two Airbus A320-200 aircraft were returned. In the second quarter of 2015, two Airbus A321-200 aircraft and one Boeing 787-9 aircraft were leased for a period of twelve years each. On the other hand, one Airbus A320-200 aircraft and two Airbus A330-200 aircraft were returned. In the third quarter of 2015, five Airbus A321-200 aircraft and one Boeing 787-9 aircraft were leased for a period of twelve years each. On the other hand, one Airbus A330-200 aircraft was returned. In the fourth quarter of 2015, one Airbus A330-200 aircraft was returned.

In the first quarter of 2016, two Boeing 787-9 aircraft were leased for a period of twelve years each. On the other hand and one Airbus A320-200 aircraft was returned.

The operating lease agreements signed by the Company and its subsidiaries state that maintenance of the aircraft should be done according to the manufacturer’s technical instructions and within the margins agreed in the leasing agreements, a cost that must be assumed by the lessee. The lessee should also contract insurance for each aircraft to cover associated risks and the amounts of these assets. Regarding rental payments, these are unrestricted and may not be netted against other accounts receivable or payable between the lessor and lessee.

At March 31, 2016 the Company has existing letters of credit related to operating leasing as follows:

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS$	date
GE Capital Aviation Services Limited	Lan Cargo S.A.	Two letter of credit	7,530	Aug 17, 2016
GE Capital Aviation Services Limited	LAT AM Airlines Group S.A.	Nine letter of credit	37,178	Sep 14, 2016
International Lease Finance Corp	LAT AM Airlines Group S.A.	Four letter of credit	1,700	Oct 12, 2016
ORIX Aviation System Limited	LAT AM Airlines Group S.A.	One letter of credit	3,255	Aug 31, 2016
SMBC Aviation Capital Ltd.	LAT AM Airlines Group S.A.	Two letter of credit	11,133	Aug 14, 2016
Engine Lease Finance Corporation	LAT AM Airlines Group S.A.	One letter of credit	4,750	Sep 8, 2016
Banc of America	LAT AM Airlines Group S.A.	Three letter of credit	1,044	Sep 6, 2016
Wells Fargo Bank	LAT AM Airlines Group S.A.	Nine letter of credit	15,160	Jun 16, 2016
Wells Fargo Bank	T am Linhas Aéreas S.A.	One letter of credit	5,500	Jul 14, 2016
CIT Aerospace International	T am Linhas Aéreas S.A.	Three letter of credit	12,375	Oct 6, 2016
RBS Aerospace Limited	T am Linhas Aéreas S.A.	One letter of credit	12,357	Oct 2, 2016
			111,982

114

(c)	Other commitments

At March 31, 2016 the Company has existing letters of credit, certificates of deposits and warranty insurance policies as follows:

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS $	date

Aena Aeropuertos S .A.	LATAM Airlines Group S.A.	Four letter of credit	2,165	Nov 14, 2016
American Alternative Insurance Corporation	LATAM Airlines Group S.A.	One letter of credit	3,490	Apr 5, 2016
Deutsche Bank A.G.	LATAM Airlines Group S.A.	Three letter of credit	50,000	Jun 1, 2016

Dirección Generalde Aeronáutica Civil	LATAM Airlines Group S.A.	Sixty six letter of credit	16,860	Apr 30, 2016
Empresa Públicade Hidrocarburosdel Ecuador EP Petroecuador	LATAM Airlines Group S.A.	One letter of credit	5,500	Jun 17, 2016
Metropolitan Dade County	LATAM Airlines Group S.A.	Ten letter of credit	2,521	Apr 2, 2016
The Royal Bank of Scotland plc	LATAM Airlines Group S.A.	One letter of credit	5,000	May 20, 2016
Was hington International Insurance	LATAM Airlines Group S.A.	Four letter of credit	1,510	Apr 5, 2016
8ª Vara Federalda Subseção de Campinas S P	Tam Linhas Aéreas S.A.	One insurance policies guarantee	11,808	May 19, 2020
Conselho Administrativode Conselhos Federais	Tam Linhas Aéreas S.A.	One insurance policies guarantee	6,139	Oct 20, 2021
Fundaçãode Proteãode Defesado Consumidor Procon	Tam Linhas Aéreas S.A.	Three insurance policies guarantee	4,233	May 16, 2016
Juizoda 6ª Varade Execuções Fiscais Federalde Campo Grande /MS	Tam Linhas Aéreas S.A.	One insurance policies guarantee	10,063	Jan 4, 2018
União Federal Vara Comarcade S P	Tam Linhas Aéreas S.A.	Two insurance policies guarantee	17,910	Feb 22, 2021
União Federal Vara Comarcade DF	Tam Linhas Aéreas S.A.	Two insurance policies guarantee	2,469	Nov 9, 2020
			139,668

115

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES

(a)	Details of transactions with related parties as follows:

						Transaction amount
		Nature of		Nature of		with related parties
		relationship with	Country	related parties		As of March 31,
T ax No.	Related party	related parties	of origin	transactions	Currency	2016	2015
						ThUS$	ThUS$
						Unaudited
96.810.370-9	Inversiones Costa Verde Ltda. y & CPA.	Related director	Chile	Tickets sales	CLP	1	-
				Services received	CLP	(1)	-
65.216.000-K	Comunidad Mujer	Related director	Chile	Tickets sales	CLP	3	-
78.591.370-1	Bethia S.A and subsidiaries	Related director	Chile	Load transport services	CLP	(650)	(199)
				Revenue from services	CLP	631	515
				Commitments made on behalf of the entity	CLP	-	4
				Other services received	CLP	(3)	-
79.773.440-3	Transportes San Felipe S.A.	Related director	Chile	Shuttle services received passenger	CLP	(56)	(48)
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	Revenue from services	CLP	23	-
				Services provided	CLP	(29)	-
65.216.000-K	Viajes Falabella Ltda.	Related director	Chile	Sales commissions incurred	CLP	(394)	(64)
Foreign	Inversora Aeronáutica Argentina	Related director	Argentina	Revenue from services	ARS	-	2
				Leases as lessee	US$	(67)	(45)
Foreign	Consultoría Administrativa Profesional S.A. de C.V.	Associate	Mexico	Professional counseling services received	MXN	527	-

116

The balances of Accounts receivable and accounts payable to related parties are disclosed in Note 9.

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties.

(b)	Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and major guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Directors.

	For the period ended
	March 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Remuneration	4,644	4,474
Management fees	66	164
Non-monetary benefits	131	191
Short-term benefits	10,607	4,848
Share-based payments	1,494	2,640
Total	16,942	12,317

NOTE 33 - SHARE-BASED PAYMENTS

(a)	Compensation plan for increase of capital in LATAM Airlines Group S.A.

Compensation plans implemented by providing options for the subscription and payment of shares that have been granted by LATAM Airlines Group S.A. to employees of the Company and its subsidiaries, are recognized in the financial statements in accordance with the provisions of IFRS 2 "Share-based Payment”, showing the effect of the fair value of the options granted under compensation in linear between the date of grant of such options and the date on which these irrevocable.

(a.1)	Compensation plan 2011

At a Special Shareholders Meeting held on December 21, 2011, the Company’s shareholders approved, among other matters, an increase of capital of which 4,800,000 shares were allocated to compensation plans for employees of the Company and its subsidiaries, pursuant to Article 24 of the Companies Law. In this compensation plan no member of the controlling group would be benefited.

The granting of options for the subscription and payment of shares has been formalized through conclusion of contracts of options to subscribe for shares, according to the proportions shown in the following schedule of accrual and is related to the permanence condition of the executive as employee of the Company at these dates for the exercise of the options:

117

Percentage	Period

30%	From December 21, 2014 and until December 21, 2016.
30%	From December 21, 2015 and until December 21, 2016.
40%	From June 21, 2016 and until December 21, 2016.

Number
of share
options
Share options in agreements of share- based payments, as of January 1, 2015	4,202,000
Share options granted	406,000
Share options cancelled	(90,000)
Share options in agreements of share- based payments, as of December 31, 2015	4,518,000

Share options in agreements of share- based payments, as of January 1, 2016	4,518,000
No movement as of March 31, 2016	-
Share options in agreements of share- based payments,as of March 31, 2016 (Unaudited)	4,518,000

These options have been valued and recorded at fair value at the grant date, determined by the "Black-Scholes-Merton”. The effect on income to March 2016 corresponds to ThUS$ 1,494 (ThUS$ 2,640 at December 31, 2015).

The input data of option pricing model used for share options granted are as follows:

	Weighted average		Exercise		Expected	Life of	Dividends	Risk-free
	share price		price		volatility	option	expected	interest
As of March 31, 2015 (Unaudited)	US$	15,47	US$	18,29	34.74%	3.6 years	0%	0.00696
As of March 31, 2016 (Unaudited)	US$	15,47	US$	18,29	34.74%	3.6 years	0%	0.00696

(a.2)	Compensation plan 2013

At the Extraordinary Shareholders’ Meeting held on June 11, 2013, the Company’s shareholders approved motions including increasing corporate equity, of which 1,500,000 shares were allocated to compensation plans for employees of the Company and its subsidiaries, in conformity with the stipulations established in Article 24 of the Corporations Law. With regard to this compensation, a defined date for implementation does not exist. The granting of options for the subscription and payment of shares has been formalized through conclusion of contracts of options to subscribe for shares, according to the proportions shown in the following schedule of accrual and is related to the permanence condition of the executive at these dates for the exercise of the options:

118

Percentage	Period

100%	From November 15, 2017 and until June 11, 2018.

(b)	Subsidiaries compensation plans

(b.1)	Stock Options

TAM Linhas Aereas S.A. and Multiplus S.A., both subsidiaries of TAM S.A., have outstanding stock options at March 31, 2016, which amounted to 96,675 shares and 518,507 shares, respectively (at December 31, 2015, the distribution of outstanding stock options amounted to 518,507 for Multiplus S.A. and 96,675 shares TAM Linhas Aéreas S.A.).

TAM Linhas Aéreas S.A.

Description	4th Grant
Date	05-28-2010	Total
Outstanding option number As March 31, 2015 (Unaudited)	96,675	96,675
Outstanding option number As March 31, 2016 (Unaudited)	96,675	96,675

Multiplus S.A.

				4nd Extraordinary
Description	1st Grant	3rd Grant	4th Grant	Grant
Date	10-04-2010	03-21-2012	04-03-2013	11-20-2013	Total
Outstanding option number As March 31, 2015 (Unaudited)	3,796	115,298	269,241	205,575	593,910
Outstanding option number As March 31, 2016 (Unaudited)	-	102,621	255,995	159,891	518,507

The Options of TAM Linhas Aéreas S.A., under the plan's terms, are divided into three equal parts and employees can run a third of its options after three, four and five years respectively, as long as they remain employees of the company. The agreed term of the options is seven years.

For Multiplus S.A., the plan's terms provide that the options granted to the usual prizes are divided into three equal parts and employees may exercise one-third of their two, three and four, options respectively, as long as they keep being employees of the company. The agreed term of the options is seven years after the grant of the option. The first extraordinary granting was divided into two equal parts, and only half of the options may be exercised after three years and half after four years. The second extraordinary granting was also divided into two equal parts, which may be exercised after one and two years respectively.

Both companies have an option that contains a "service condition" in which the exercise of options depends exclusively on the delivery services by employees during a predetermined period. Terminated employees will be required to meet certain preconditions in order to maintain their right to the options.

119

The acquisition of the share's rights, in both companies is as follows:

	Number of shares		Number of shares
	Accrued options		Non accrued options
	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,
Company	2016	2015	2016	2015
	Unaudited		Unaudited
TAM Linhas Aéreas S.A.	-	-	96,675	96,675
Multiplus S.A.	-	-	518,507	518,507

In accordance with IFRS 2 - Share-based payments, the fair value of the option must be recalculated and recorded as a liability of the Company once payment is made in cash (cash-settled). The fair value of these options was calculated using the “Black-Scholes-Merton” method, where the cases were updated with information LATAM Airlines Group S.A. There is no value recorded in liabilities and in income at March 31, 2016 (at December 31, 2015 not exist value recorded in liabilities and in incomes).

(b.2)	Payments based on restricted stock

In May of 2014 the Management Council of Multiplus S.A. approved a plan to grant restricted stock, a total of 91,103 ordinary, registered, book entry securities with no face value, issued by the Company to beneficiaries.

The quantity of restricted stock units was calculated based on employees’ expected remunerations divided by the average price of shares in Multiplus S.A. traded on the BM&F Bovespa exchange in the month prior to issue, April of 2014. This benefits plan will only grant beneficiaries the right to the restricted stock when the following conditions have been met:

a.          Compliance with the performance goal defined by this Council as return on Capital Invested.

b.          The Beneficiary must remain as an administrator or employee of the Company for the period running from the date of issue to the following dates described, in order to obtain rights over the following fractions: (i) 1/3 (one third) after the 2nd year from the issue date; (ii) 1/3 (one third) after the 3rd year from the issue date; (iii) 1/3 (one third) after the 4th year from the issue date.

120

Number
shares in
circulation

As of January 1, 2015	91.103
No movement at March 31, 2015	-
As of March 31, 2015 (Unaudited)	91.103
As of April 1, 2015	91.103
Granted	119.731
Not acquired due to breach of employment retention conditions	(34.924)
As of December 31, 2015	175.910
As of January 1, 2016	175.910
Granted	138.282
Not acquired due to breach of employment retention conditions	(42.944)
As of March 31, 2016 (Unaudited)	271.248

NOTE 34 - THE ENVIRONMENT

LATAM Airlines Group S.A. manages environmental issues at the corporate level, centralized in Environmental Management. There is a commitment to the highest level to monitor the company and minimize their impact on the environment, where continuous improvement and contribute to the solution of global climate change problems, generating added value to the company and the region, are the pillars of his administration.

One function of Environmental Management, in conjunction with the various areas of the Company, is to ensure environmental compliance, implementing a management system and environmental programs that meet the increasingly demanding requirements globally; well as continuous improvement programs in their internal processes that generate environmental and economic benefits and to join the currently completed.

The Environment Strategy LATAM Airlines Group S.A. is called Climate Change Strategy and it is based on the aim of being a world leader in Climate Change and Eco-efficiency, which is implemented under the following pillars:

i.	Carbon Footprint
ii.	Eco-Efficiency
iii.	Sustainable Alternative Energy
iv.	Standards and Certifications

For 2016, were established and worked the following topics:

1.	Advance in the implementation of an Environmental Management System;
2.	Manage the Carbon Footprint of our emissions by ground operations;
3.	Corporate Risk Management;
4.	Corporate strategy to meet the global target of aviation to have a carbon neutral growth by 2020.

121

Thus, during 2016, we have worked in the following initiatives:

-	Advance in the implementation of an Environmental Management System for main operations, with an emphasis on Santiago and Miami. Achieving certification Environmental Management System ISO 14001 at its facility in Miami.
-	Certification of stage 2, the most advanced IATA Environmental Assestment (IEnvA), been the third airline in the world to achieve this certification.
-	Preparation of the environmental chapter for reporting sustainability of the Company, to measure progress on environmental issues.
-	Measurement and external verification of the Corporate Carbon Footprint.

It is highlighted that in the 2015 LATAM Airlines Group S.A. maintained its selection in the index Dow Jones Sustainability in the global category, being the only two airlines that belong to this select group.

NOTE 35 – EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

On April 29, 2016, Moody’s modified the international rating long term of LATAM Airlines Group S.A. from Ba2 with stable outlook to B1 with stable outlook.

On April 5, 2016, the Board of Directors of LATAM approved the cancellation of the BDRs program (“Cancellation”), with the subsequent termination of its existing foreign issuer registration on the CVM. The cancellation will take place through the sale of the underlying common stocks to the BDRs in the Santiago Stock Exchange. The BDRs holders that don’t want to sell the Shares may remain as shareholders of LATAM in Chile, acknowledging that each BDR represents one Share. This was reported to the Chilean Superintendency of Securities and Insurance through an essential fact sent on the same date.

LATAM Airlines Group S.A. and Subsidiaries’ consolidated financial statements as at March 31, 2016, have been approved by the Board of Director’s in an extraordinary meeting held on May 11, 2016.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2016	LATAM AIRLINES GROUP S.A.

	By:	/s/ Enrique Cueto
	Name:	Enrique Cueto
	Title:	Latam Airlines Group CEO